AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 24, 1999.
                                                      REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                         LOUISIANA CASINO CRUISES, INC.
             (Exact name of registrant as specified in its charter)

          LOUISIANA                           7999                   72-1196619
(State or other jurisdiction of   (Primary Standard Industrial    (I.R.S. Employer
 incorporation or organization)    Classification Code Number)   Identification No.)

                              1717 NORTH RIVER ROAD
                          BATON ROUGE, LOUISIANA 70802
                                 (225) 709-7777
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                W. PETER TEMLING
                           3250 MARY STREET, 5TH FLOOR
                              MIAMI, FLORIDA 33133
                                 (305) 445-4200
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:
                             RICHARD E. SCHATZ, ESQ.
                         STEARNS WEAVER MILLER WEISSLER
                           ALHADEFF & SITTERSON, P.A.
                       150 WEST FLAGLER STREET, SUITE 2200
                              MIAMI, FLORIDA 33130
                                 (305) 789-3517

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                         CALCULATION OF REGISTRATION FEE

=========================================================================================================================
                                                                 PROPOSED              PROPOSED
                                                                 MAXIMUM               MAXIMUM               AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES TO     AMOUNT TO BE            OFFERING PRICE        AGGREGATE             REGISTRATION
BE REGISTERED                            REGISTERED              PER UNIT(1)           OFFERING PRICE(1)     FEE
-------------------------------------------------------------------------------------------------------------------------
11% Series B Senior Secured Notes        $55,000,000                100%               $55,000,000           $15,290
Due 2005
=========================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f)(1).

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

                   SUBJECT TO COMPLETION, DATED MARCH 19, 1999

                                OFFER TO EXCHANGE
                   11% SERIES B SENIOR SECURED NOTES DUE 2005
                                 FOR ANY AND ALL
                  OUTSTANDING 11% SENIOR SECURED NOTES DUE 2005
                        OF LOUISIANA CASINO CRUISES, INC.

THE 11% SENIOR SECURED NOTES DUE 2005 --

         /bullet/ were originally offered and sold on January 27, 1999 pursuant to Rule 144A of the Securities and Exchange Commission

         /bullet/ will mature on December 1, 2005

         /bullet/ bear interest at the annual rate of 11%, payable semi-annually beginning on June 1, 1999

         /bullet/ are secured by substantially all of our current and future assets other than certain excluded assets, and rank senior in right of payment to any of our subordinated indebtedness and rank equally with any of our senior indebtedness

         /bullet/ are subject to redemption or repurchase by us under certain circumstances

THE 11% SERIES B SENIOR SECURED NOTES DUE 2005 --

         /bullet/ are offered in exchange for an equal principal amount of our outstanding 11% Senior Secured Notes

         /bullet/ will evidence the same indebtedness as our outstanding 11%
                  Senior Secured Notes and will be entitled to the benefits of the indenture under which those notes were issued

         /bullet/ are substantially identical in all material respects to our outstanding 11% Senior Secured Notes, except for certain transfer restrictions and registration rights relating to the outstanding 11% Senior Secured Notes

THE EXCHANGE OFFER --

         /bullet/ expires at 5:00 P.M., New York City time, on
                  ______________________ , 1999, unless extended

         /bullet/ is our offer to exchange $1,000 principal amount of our 11%
                  Series B Senior Secured Notes for each $1,000 principal amount of our outstanding 11% Senior Secured Notes

         /bullet/ is made to satisfy our obligations under a Registration Rights
                  Agreement which we entered into with the initial purchaser of our 11% Senior Secured Notes

         /bullet/ will terminate the rights of most holders of any outstanding
                  11% Senior Secured Notes to exercise registration rights under the Registration Rights Agreement

         /bullet/ is not a taxable exchange for U.S. Federal income tax purposes

         /bullet/ is not subject to any condition other than that the Exchange
                  Offer not violate applicable law or any applicable interpretation of the Staff of the Securities and Exchange Commission

YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 7 OF THIS PROSPECTUS BEFORE PARTICIPATING IN THE EXCHANGE OFFER.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE NOTES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is ____________, 1999

                                     SUMMARY

       THE FOLLOWING SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. THIS PROSPECTUS INCLUDES SPECIFIC TERMS OF THE NOTES WE ARE OFFERING, AS WELL AS INFORMATION REGARDING OUR BUSINESS AND DETAILED FINANCIAL DATA. WE ENCOURAGE YOU TO READ THIS PROSPECTUS IN ITS ENTIRETY.

                                   THE COMPANY

       We own and operate the Casino Rouge, the leading riverboat gaming facility in Baton Rouge, Louisiana. The Casino Rouge is one of only two licensed riverboat gaming facilities in Baton Rouge. For the fiscal year ended November 30, 1998, we generated $70.8 million of revenues and achieved a 59.3% market share of the approximately $120 million of casino gaming "win" in Baton Rouge in 1998. The Louisiana state constitution currently limits the Baton Rouge market to its two existing gaming licenses, absent a referendum election in the parish. In addition, the approximately 1,600 video poker machines in four Baton Rouge area parishes in non-casino locations such as restaurants, taverns, hotels/motels and truckstops generated approximately $80 million of annual video poker win during the twelve months ended June 30, 1998. A recent referendum, which will become effective in July 1999, will prohibit video poker outside of casinos in these parishes. The Company anticipates that it will capture a share of this $80 million market, based upon a recent survey of video poker players in these parishes.

       The Casino Rouge features a four-story, 47,000 square foot riverboat casino, replicating a 19th century Mississippi River paddlewheel steamboat, and a two-story, 58,000 square foot dockside embarkation building. Our riverboat has a capacity of 1,800 customers and emphasizes spaciousness and excitement with its ample aisle space, 15-foot ceilings, large central atrium and specially designed lighting. The overall effect avoids the cramped atmosphere found in many riverboat casinos. We offer patrons a selection of 946 gaming machines and 43 table games in 28,000 square feet of gaming space spread over three decks. In fiscal 1998, our dockside embarkation facility underwent a $2.3 million renovation and offers a panoramic view of the Mississippi River. This facility features a variety of amenities, including:

       /bullet/     the new 268-seat "International Marketplace
                    Buffet;"
       /bullet/     an array of food, bar and lounge areas;
       /bullet/     a new meeting and planning center; and
       /bullet/     a gift shop.

       All of our facilities are open seven days a week, 24 hours a day with eight cruises scheduled daily.

       The Casino Rouge is located on a 23-acre site on the east bank of the Mississippi River in the East Baton Rouge Downtown Development District, less than one-quarter mile from the Louisiana state capital complex. The site is within approximately one mile of both Interstate 10 and Interstate 110. In addition, the site has convenient parking for approximately 1,100 cars adjacent to the embarkation facility with potential capacity for a total of 1,550 spaces.

COMPETITION

       Our principal competitor is the only other riverboat casino licensed in the Baton Rouge market, the "Belle of Baton Rouge." Situated approximately a mile and a half south of the Casino Rouge, the Belle of Baton Rouge opened September 30, 1994 and is owned and operated by Argosy Gaming Company. In connection with Argosy's gaming license, Argosy agreed to build a hotel and to be subject to an additional $2.50 admission tax per person until construction of the hotel commences. To date, Argosy has not started development of a hotel, and it is unclear if and when such development will commence. The additional admission tax costs Argosy approximately $3.0 million annually, putting it at an operating disadvantage as compared to us.

       We also face secondary competition from:

       /bullet/     three existing New Orleans riverboat
                    casinos
       /bullet/     two land-based Native American casinos
                    within 65 miles of Baton Rouge; and
       /bullet/     Mississippi casinos along the Gulf Coast.

       Additionally, a land-based casino in New Orleans, which halted construction and closed its temporary casino in November 1995, recently resumed construction under changed ownership and operations are expected to begin in late 1999. Fourteen of the fifteen authorized riverboat licenses in Louisiana are currently issued, and there are no proposals currently in the legislature to create additional authorized riverboat licenses.

OPERATING STRATEGY

         Key elements of our operating strategy include the following:

         /bullet/ FOCUS ON THE LOCAL BATON ROUGE MARKET. Our operating strategy is focused primarily on catering to persons residing within the nine parishes of the greater Baton Rouge market. We draw approximately 85% of our customers from within a 25 mile radius and nearly all of our customers from within a 50 mile radius. Baton Rouge, the capital of Louisiana, is one of the fastest growing cities in Louisiana, with approximately 620,000 people residing in the greater Baton Rouge metropolitan area and 1.1 million people within a 50-mile radius. The population within a 50-mile radius of Baton Rouge is expected to increase by nearly 5% by 2002. The downtown Baton Rouge business district has been experiencing a revitalization, due in part to the consolidation of state buildings within close proximity of each other. We expect this consolidation to have a positive impact on us, particularly since the largest administrative complex, a new 465,000 square foot facility, will be built directly across the street from the Casino Rouge.

         /bullet/ ACCESS NEW VIDEO POKER MARKET OPPORTUNITY. We will seek to capitalize on any increased demand for video poker resulting from the recent video poker referendum that will prohibit video poker outside of casinos in four local parishes around Baton Rouge beginning in July 1999. During the twelve months ended June 30, 1998, the four parishes generated approximately $80 million of non-casino based video poker win from approximately 1,600 video poker machines. Our recent survey of video poker players within these parishes indicates that the Casino Rouge has the opportunity to gain inroads into this market with minimal capital expenditures or changes to our existing casino floor plan. The Casino Rouge currently has 139 video poker machines and plans to add more machines to address this new opportunity.

         /bullet/ FURTHER BUILD OUR ESTABLISHED CUSTOMER BASE THROUGH TARGETED
                  MARKETING. We use frequent promotional programs to attract target customers and establish a high level of customer recognition. In addition to aggressive marketing through radio and newspaper advertising, we sponsor promotions designed for groups such as senior citizens, petrochemical industry shift workers and attendees at local college sporting events. We also utilize an electronic player tracking system to monitor frequency and level of play for our slot club customers, allowing us to focus our marketing efforts, customize our product offering and build customer loyalty. Members of our "Players" club receive special privileges, such as entrance to slot tournaments, bonus play prizes based upon level of play and complimentary meals. This database and established customer base is a key asset with approximately 200,000 club members as of November 30, 1998.

         /bullet/ OPTIMIZE MIX OF GAMES. We continually attune our overall game mix to appeal to the local Baton Rouge target market. Approximately 75% of the Casino Rouge's gaming positions are gaming machines. Our 946 gaming machines include denominations from $0.05 to $100.00, with over 95% of the machines $1.00 or lower in denomination. We have also recently added gaming machines that are popular at Native American casinos, but which were previously unlicensed for use outside of such casinos. We intend ultimately to increase the number of our gaming machines to more than 1,000. The 43 table games offered by the Casino Rouge include craps, roulette, blackjack, mini-baccarat, Caribbean Stud, Let-It-Ride, American Poker and a Big Six Wheel, primarily with low minimum betting limits. We have also recently reconfigured our floor to provide continuous poker games.

         /bullet/ ENHANCE APPEAL OF PRODUCT OFFERINGS. To capitalize on the popularity of the Casino Rouge and to further penetrate the local market, in fiscal 1998 we completed a $2.3 million capital improvement project, which significantly enhanced our dockside facilities. These improvements include the new "International Marketplace Buffet" and new meeting and planning facilities, as well as significant renovations to the riverboat, guest walkway and the pavilion area. We also recently upgraded our food offering with the hire of a regionally-recognized chef. In addition, we periodically host in temporary tent facilities a variety of special events, such as holiday parties, concerts and boxing matches which serve to increase traffic flow for the Casino Rouge. These events have been extremely popular and typically sell out. As a result, we are evaluating the construction of permanent entertainment facilities, which would be more cost effective and increase our capacity.

         /bullet/ PROVIDE SUPERIOR CUSTOMER SERVICE. One of the primary areas of our business strategy is to provide our customers with a high level of personal service. We train our employees to interact with our guests and we continually strive to instill in each employee a dedication to superior service designed to exceed our guests' expectations. To this end, we have implemented extensive training programs and instituted programs to incentivize our employees to provide a high level of customer service.

COMPANY MANAGEMENT AND OWNERSHIP

       The Casino Rouge is managed by CRC Holdings, Inc., doing business as Carnival Resorts and Casinos, an experienced operator of gaming facilities and our majority shareholder. In addition to the Casino Rouge, CRC operates Casino Rama, located north of Toronto, Canada, for the Chippewas of Rama First Nations and the Ontario Casino Corporation. CRC also develops other casinos and hotels including a hotel/casino, retail and condominium project near Las Vegas, Nevada, and a casino development project near Spokane, Washington for the Kalispel Tribe of Indians.

       On February 17, 1999, CRC announced that it had signed a definitive agreement to merge with Jackpot Enterprises, Inc., which presently operates one of the largest gaming machine route operations in Nevada aggregating approximately 4,300 gaming machines at approximately 400 locations. Gaming machine route operations include the operation of machines at retail stores (supermarkets, drug stores, merchandise stores and convenience stores), bars and restaurants. If the merger is consummated, Jackpot, as a successor to CRC, would succeed to CRC's ownership of us, and responsibility for handling all aspects of the Casino Rouge's management. See "Certain Relationships and Related Transactions." We can not assure you, however, when that merger will be consummated, if ever.

                      ------------------------------------


         Our executive offices are located at 1717 North River Road, Baton Rouge, Louisiana, 70802 and our telephone number is (225) 709-7777.

                              THE INITIAL OFFERING

       Pursuant to a Purchase Agreement dated as of January 27, 1999 (the "Purchase Agreement"), we sold our 11% Senior Secured Notes due 2005 (the "Old Notes") in an aggregate principal amount of $55.0 million to the initial purchaser of those Old Notes on January 27, 1999. The initial purchaser of the Old Notes subsequently resold the Old Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act") and to certain institutional accredited investors (as defined in Rule 501(A)(1), (2), (3) or (7) under the Securities Act). The net proceeds from the offering of the Old Notes were used to repay our Senior Secured Increasing Rate Notes due 2001 (the "1998 Notes") and for general corporate purposes.

                               THE EXCHANGE OFFER

/bullet/ SECURITIES OFFERED. We are offering up to $55.0 million aggregate principal amount of our 11% Series B Senior Secured Notes due 2005 (the "New Notes," and collectively with the Old Notes, the "Notes"). The terms of the New Notes and the Old Notes are substantially identical in all material respects, except that certain transfer restrictions, registration rights and liquidated damages for defaults under the Registration Rights Agreement, which we entered into with the initial purchaser of the Old Notes, will not apply to the New Notes. See "Description of Notes."

/bullet/ THE EXCHANGE OFFER. We will exchange $1,000 principal amount of New
         Notes for each $1,000 principal amount of Old Notes. See "The Exchange Offer" for a description of the procedures for tendering Old Notes. This exchange offer satisfies our registration obligations under the registration rights agreement. Upon consummation of the exchange offer, if you were not prohibited from participating in the exchange offer and did not tender your Old Notes, you will not have any registration rights under the registration rights agreement with respect to your nontendered Old Notes, and your Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon.

/bullet/ TENDERS, EXPIRATION DATE; WITHDRAWAL; EXCHANGE DATE. The Exchange Offer will expire at 5:00 p.m., New York City time, on ______________, 1999, or such later date and time to which we may extend it. We will not extend the exchange offer more than 30 business days from the date of this Prospectus. You may withdraw your tender of Old Notes and retender your Old Notes at any time prior to the expiration date. We will return any Old Notes which we do not accept for exchange without expense to you as promptly as practicable after the expiration or termination of the exchange offer. If you properly tender and do not withdraw your Old Notes, we will deem them to be accepted for exchange on the first business day following the expiration date or as soon as practicable thereafter.

/bullet/ ACCRUED INTEREST ON THE NEW NOTES. Your New Notes will bear interest from the most recent date to which we have paid interest on your corresponding Old Note or, if no interest has yet been paid, from January 27, 1999.

/bullet/ FEDERAL INCOME TAX CONSIDERATIONS. The exchange offer will not result in any income, gain or loss to you or us for federal income tax purposes. See "Certain Federal Income Tax Considerations."

/bullet/ USE OF PROCEEDS. We will not receive any proceeds from the exchange of New Notes for the Old Notes pursuant to the exchange offer.

/bullet/ EXCHANGE AGENT. First Trust National Association, the trustee under the indenture relating to the Notes, is serving as exchange agent for the exchange offer.

                    CONSEQUENCES OF EXCHANGING OR FAILURE TO
                         EXCHANGE OLD NOTES PURSUANT TO
                               THE EXCHANGE OFFER

       Generally, unless you are an "affiliate" of us within the meaning of Rule 405 under the Securities Act, if you exchange your Old Notes for New Notes pursuant to the exchange offer you may offer your New Notes for resale, resell your New Notes, and otherwise transfer your New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, so long as:

       /bullet/ you acquired your New Notes in the ordinary course of your business;
       /bullet/ you have no arrangement with any person to participate in a distribution of your New Notes; and
       /bullet/ neither you nor any other person is engaging in or intends to engage in a distribution of your New Notes.

       A broker-dealer who acquired Old Notes directly from us can not exchange its Old Notes in the exchange offer. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of its New Notes. See "Plan of Distribution." To comply with the securities laws of certain jurisdictions, it may be necessary to qualify for sale or register the New Notes prior to offering or selling such New Notes. We are required, under the registration rights agreement, to register the New Notes in any jurisdiction requested by the holders, subject to certain limitations. Upon completion of the exchange offer, if you were not prohibited from participating in the exchange offer and did not tender your Old Notes, you will not have any registration rights under the registration rights agreement with respect to your nontendered Old Notes. These Old Notes will continue to be subject to transfer restrictions. See "The Exchange Offer-Consequences of Failure to Exchange."

                      SUMMARY DESCRIPTION OF THE NEW NOTES

/bullet/ ISSUER. Louisiana Casino Cruises, Inc.

/bullet/ SECURITIES OFFERED. $55,000,000 principal amount of 11% Series B Senior
         Secured Notes due 2005

/bullet/ MATURITY DATE. December 1, 2005.

/bullet/ INTEREST RATE. We will pay an annual rate of interest equal to 11%.

/bullet/ INTEREST PAYMENT DATES. Semi-annually, beginning on June 1, 1999.

/bullet/ RANKING. The New Notes will rank senior in right of payment to any of our subordinated indebtedness; and will rank equally with any of our senior indebtedness including a working capital credit facility of up to $5 million and certain other permitted purchase money indebtedness.

/bullet/ SECURITY INTEREST. We will provide, for the benefit of the holders of the Notes, a mortgage representing a first lien on substantially all of our current and future tangible and intangible assets, other than certain excluded assets, subject to customary exceptions for transactions of this type.

/bullet/ OPTIONAL REDEMPTION. After December 1, 2002, we may redeem all or some of the Notes at our option at the following premiums (together with accrued interest through the redemption date):

         FOR THE PERIOD BELOW              PERCENTAGE
         --------------------              ----------
         On or after December 1, 2002       105.50%
         On or after December 1, 2003       102.75%
         December 1, 2004 and thereafter    100.00%

         Before December 1, 2001, we may redeem up to one-third of the principal amount of the Notes at our option with the net proceeds of certain of our public equity offerings at 111% of the face amount, plus interest.

/bullet/ GUARANTEES. Subject to certain exceptions, if we create or acquire new subsidiaries, they will guarantee the Notes.

/bullet/ CHANGE OF CONTROL OFFER. If we go through a change in control, we must give holders of the Notes the opportunity to sell us their Notes at 101% of their face amount, plus interest.

/bullet/ ASSET SALE PROCEEDS. We may have to use the cash proceeds from selling assets to repurchase some of the Notes at their face amount, plus accrued interest.

/bullet/ CERTAIN INDENTURE PROVISIONS. The indenture limits what we may do. The indenture limits our ability to:

         /bullet/      incur more debt;
         /bullet/      pay dividends, redeem stock, or make other distributions;
         /bullet/      issue stock of subsidiaries;
         /bullet/      make certain investments;
         /bullet/      create liens;
         /bullet/      enter into transactions with affiliates;
         /bullet/      merge or consolidate; and
         /bullet/      transfer or sell assets.

These covenants are subject to a number of exceptions.

/bullet/ USE OF PROCEEDS. We used the money raised from the offering of the Old
         Notes to repay the 1998 Notes and for general corporate purposes.

         For more complete information about the Notes, see the "Description of Notes" section of this Prospectus.

                                  RISK FACTORS

         Before making a decision to participate in the exchange offer, you should consider carefully the information included in the "Risk Factors" section, as well as all other information set forth in this Prospectus.

                      SUMMARY FINANCIAL AND OPERATING DATA
                  (Dollars in thousands, except operating data)

         The following summary financial information for each of the fiscal years in the three year period ended November 30, 1998 has been derived from our financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report thereon is included elsewhere in this Prospectus. The information presented below should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto appearing elsewhere in this Prospectus.

                                                                 FISCAL YEAR ENDED NOVEMBER 30,
                                                          -----------------------------------------
                                                             1996             1997             1998
                                                             ----             ----             ----
STATEMENT OF OPERATIONS DATA:
Net Revenues                                              $76,760          $69,744          $70,845
Operating expenses.................................        57,194           54,183           55,788
Depreciation and amortization .....................         4,162            4,334            4,762
Operating income ..................................        15,404           11,227           10,295
Net income ........................................         7,303            3,507            2,681
OTHER FINANCIAL DATA:
Capital expenditures ..............................         1,655            1,214            5,321(a)
OPERATING DATA:
Number of gaming machines(b)                                  850              904              925
Number of table games(b) ..........................            47               43               43
Win per passenger..................................        $45.09           $45.69           $49.46

                                                                    NOVEMBER 30, 1998
                                                                    -----------------
                                                           ACTUAL                      AS ADJUSTED(C)
                                                           ------                      --------------
BALANCE SHEET DATA:
Cash and cash equivalents                                 $13,525                          $13,549
Total assets .....................................         62,023                           61,352
Total debt (including current portion) ...........         50,000                           55,000
Redeemable common stock warrants .................          4,131                               --
Shareholders' equity (deficit) ...................              8                           (1,430)

--------------------
(a) Includes $2,318 spent on renovations to the Casino Rouge and the Company's dockside facilities, including renovations to the International Marketplace Buffet, new meeting and planning facilities, remodeling of the guest walkway and pavilion area and $1,109 for the purchase of five acres of adjacent land.
(b)   As of the end of each period.
(c) The As Adjusted Balance Sheet Data has been adjusted to give effect to (i) the offering of the Old Notes and the use of the proceeds therefrom including the redemption of the 1998 Notes, (ii) payment of accrued interest on the 1998 Notes of $103,000, (iii) the extraordinary loss, net of income tax benefit, of the write off of debt issuance costs associated with the offering of the 1998 Notes of $1,820,000, (iv) the purchase of 138,900 Redeemable Common Stock Warrants (the "Warrants") from available cash, at a net price of $3,749, and (v) the exercise of Warrants to purchase 14,100 shares of our Common Stock for a price of one cent per share, which Warrants had an accreted value of $381 immediately prior to exercise.

                                  RISK FACTORS

         YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE PARTICIPATING IN THE EXCHANGE OFFER.

         WE MAKE "FORWARD-LOOKING STATEMENTS" THROUGHOUT THIS PROSPECTUS. WHENEVER YOU READ A STATEMENT THAT IS NOT SIMPLY A STATEMENT OF HISTORICAL FACT (SUCH AS WHEN WE DESCRIBE WHAT WE "BELIEVE," "EXPECT" OR "ANTICIPATE" WILL OCCUR, AND OTHER SIMILAR STATEMENTS), YOU MUST REMEMBER THAT OUR EXPECTATIONS MAY NOT BE CORRECT, EVEN THOUGH WE BELIEVE THEY ARE REASONABLE. WE DO NOT GUARANTEE THAT THE TRANSACTIONS AND EVENTS DESCRIBED IN THIS PROSPECTUS WILL HAPPEN AS DESCRIBED (OR THAT THEY WILL HAPPEN AT ALL). THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PROSPECTUS IS GENERALLY LOCATED IN THE MATERIAL SET FORTH UNDER THE HEADINGS "SUMMARY," "RISK FACTORS," "CAPITALIZATION," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" BUT MAY BE FOUND IN OTHER LOCATIONS AS WELL. THESE FORWARD-LOOKING STATEMENTS GENERALLY RELATE TO OUR PLANS AND OBJECTIVES FOR FUTURE OPERATIONS AND ARE BASED UPON OUR MANAGEMENT'S REASONABLE ESTIMATES OF FUTURE RESULTS OR TRENDS. THE FACTORS THAT MAY AFFECT OUR EXPECTATIONS OF OUR OPERATIONS, MARKETS AND SERVICES INCLUDE, AMONG OTHERS, THE FOLLOWING:

         /bullet/ LOCAL AND REGIONAL ECONOMIC AND BUSINESS CONDITIONS;
         /bullet/ CHANGES OR DEVELOPMENT IN LAWS, REGULATIONS OR TAXES; /bullet/ ACTIONS TAKEN OR OMITTED TO BE TAKEN BY THIRD PARTIES,
                  INCLUDING OUR CUSTOMERS, SUPPLIERS, COMPETITORS AND STOCKHOLDERS AS WELL AS LEGISLATIVE, REGULATORY, JUDICIAL AND OTHER GOVERNMENTAL AUTHORITIES;
         /bullet/ COMPETITION;
         /bullet/ THE LOSS OF ANY LICENSES OR PERMITS OR OUR FAILURE TO OBTAIN
                  AN UNCONDITIONAL RENEWAL OF OUR GAMING LICENSE ON A TIMELY BASIS;
         /bullet/ THE LOSS OF OUR RIVERBOAT CASINO AND PAVILION FACILITIES DUE
                  TO CASUALTY, WEATHER, MECHANICAL FAILURE OR EXTENDED OR EXTRAORDINARY MAINTENANCE OR INSPECTION;
         /bullet/ CHANGES IN BUSINESS STRATEGY, CAPITAL IMPROVEMENTS OR
                  DEVELOPMENT PLANS;
         /bullet/ AVAILABILITY OF ADDITIONAL CAPITAL TO SUPPORT CAPITAL
                  IMPROVEMENTS AND DEVELOPMENT; AND
         /bullet/ OTHER FACTORS DISCUSSED UNDER "RISK FACTORS" OR ELSEWHERE IN
                  THIS PROSPECTUS.

         YOU SHOULD READ THIS PROSPECTUS COMPLETELY AND WITH THE UNDERSTANDING THAT ACTUAL FUTURE RESULTS MAY BE MATERIALLY DIFFERENT FROM WHAT WE EXPECT. WE WILL NOT UPDATE THESE FORWARD-LOOKING STATEMENTS, EVEN THOUGH OUR SITUATION WILL CHANGE IN THE FUTURE.

CONSEQUENCES OF FAILURE TO EXCHANGE

         In general, you may not offer or sell your Old Notes, unless the offering and sale is registered under the Securities Act and applicable state securities laws, or the offering and sale is not subject to or is exempt from, the Securities Act and applicable state securities laws. We do not intend to register the Old Notes under the Securities Act. Upon the completion of the exchange offer, if you were not prohibited from participating in the exchange offer and you did not tender your Old Notes, you will not have any registration rights under the registration rights agreement with respect to your nontendered Old Notes. Therefore, your nontendered Old Notes will continue to be subject to transfer restrictions.

         Based on interpretations by the staff of the Securities and Exchange Commission with respect to similar transactions, we believe that, unless you are an "affiliate" of us within the meaning of Rule 405 under the Securities Act, you may offer for resale, resell and otherwise transfer the New Notes issued pursuant to the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

         /bullet/ you acquired your New Notes in the ordinary course of your business;
         /bullet/ you have no arrangement or understanding with any person to participate in the distribution of your New Notes; and /bullet/ neither you nor any other person is engaging in or intends to engage in a distribution of your New Notes.

         A broker-dealer who acquired Old Notes directly from us can not exchange those Old Notes in the exchange offer. Each broker-dealer that receives New Notes for its own account in exchange for Old

Notes must acknowledge that it will deliver a prospectus in connection with any resale of its New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for the Old Notes acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that we will make this Prospectus available to any broker-dealer for use in connection with any such resale for a period of 180 days after the expiration date or, if earlier, until all participating broker-dealers have so resold. See "Plan of Distribution." You may not offer or sell your New Notes unless they have been registered or qualified for sale under applicable state securities laws or an exemption from registration or qualification is available and is complied with. We are required, under the registration rights agreement, to register the New Notes in any jurisdiction requested by the holders, subject to certain limitations.

SUBSTANTIAL LEVERAGE

         At November 30, 1998, after giving pro forma effect to the Offering and the application of the net proceeds which we realized from the offering of the Old Notes, we would have had approximately $55 million in total indebtedness. In addition, subject to certain restrictions set forth in the indenture, we may incur additional indebtedness in the future. Our level of indebtedness will have several important effects on our future operations, such as:

         /bullet/ a portion of our cash flow from operations must be dedicated to the payment of interest on our indebtedness;
         /bullet/ our leveraged position will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure; and
         /bullet/ our ability to obtain additional financing for working capital, capital expenditures, general corporate and other purposes may be limited.

         Our ability to make payments of principal and interest on our indebtedness depends upon our future performance, which will be subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Our business might not continue to generate cash flow at or above current levels. If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to:

         /bullet/ seek additional debt or equity financing;
         /bullet/ refinance or restructure all or a portion of our indebtedness, including the Notes;
         /bullet/ sell selected assets; or
         /bullet/ to reduce or delay planned capital expenditures.

         Such measures might not be sufficient to enable us to service our debt. In addition, any such financing, refinancing or sale of assets might not be available on economically favorable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations--Liquidity and Capital Resources."

COMPETITION

         Competition in the gaming industry is intense in the market where we operate our gaming facility. As new gaming opportunities arise in existing gaming jurisdictions, in new gaming jurisdictions and on Native American-owned lands, new or expanded operations by others can be expected to increase competition for our operations and could also limit new opportunities for us. Casino gaming does not have a long operating history in the jurisdiction where we operate and other nearby jurisdictions and we cannot predict the effects of competition in these jurisdictions with any degree of certainty. Many of our competitors outside of the greater Baton Rouge area have more gaming industry experience, are larger and have greater financial resources than us. A land-based casino is also being developed in New Orleans. In addition, Native American casinos have advantages because they do not pay Louisiana gaming taxes or admission fees. As a result, increased competition both inside and outside of our market could have a material adverse effect on us.

         Proposals have been introduced from time to time in the Louisiana legislature to increase the number of gaming facilities permitted in Louisiana. Such proposals, if passed, could have a material adverse effect on our operations. Alternative forms of gaming are also available to potential customers. Louisiana state law allows the operations of a state lottery, betting on horse racing and charitable bingo. In July 1991, the state of Louisiana also authorized operation of video poker terminals at various types of facilities in the state, including taverns, restaurants, hotels/motels, truckstops and racing facilities. As of June 30, 1998, approximately 15,000 video poker terminals at approximately 3,600 non-casino locations were in operation throughout the state.

         An emerging trend in Mississippi gaming, particularly on the Gulf Coast (approximately 125 miles from Baton Rouge), is the development of large-scale destination resort projects. A substantial increase in the number of casinos operating in the Mississippi Gulf Coast could increase the competition for Louisiana gaming customers, including those in our market area, which would adversely affect us. Lower tax rates in Mississippi also provide casinos there with a substantial advantage in providing incentives to patrons. As of December 31, 1998, the Mississippi Gaming Commission had granted 45 gaming licenses. The Mississippi Gaming Commission allows dockside gaming and does not limit the number of casinos or the square footage of gaming space in such facilities. See "Business--Competition."

DEPENDENCE UPON A SINGLE GAMING SITE; LOSS OF SERVICE OF RIVERBOAT CASINO

         Our profitability is entirely dependent upon the Casino Rouge. We will have little or no operating revenues for any period that the Casino Rouge is not in service. The riverboat could be out of service due to casualty, mechanical failure or extended or extraordinary maintenance or inspection. In addition, the riverboat is subject to United States Coast Guard regulations requiring periodic hull inspections every five years, which could result in a temporary loss of service of the riverboat. Our next hull inspection is expected to take place by December 1999. Although we are currently exploring alternatives to the traditional out of water dry dock hull inspection, such an alternative may not be available. A traditional dry dock hull inspection would result in the temporary loss of service of the riverboat for up to approximately two weeks. In addition, the Casino Rouge is subject to the risk of severe weather, including high winds, water action and hurricanes. We maintain insurance policies that contain casualty loss and certain limited business interruption insurance coverage for casualties resulting from severe weather conditions, including hurricanes. However, a hurricane or other severe weather conditions could cause significant physical damage to the Casino Rouge and Baton Rouge and, for a period of time, reduce the number of people visiting the Casino Rouge or Baton Rouge, either of which could have a material adverse effect on us.

REGULATION

         We are subject to regulation by the State of Louisiana and, to a lesser extent, by federal law. We are subject to regulations that apply specifically to the gaming industry and casinos and regulations that apply to the owners and operators of riverboats in addition to regulations applicable to businesses generally. Legislative or administrative changes in applicable legal requirements, including legislation to prohibit casino gaming, have been proposed from time to time. It is possible that applicable requirements to operate a Louisiana gaming facility will become more stringent and burdensome, and that taxes, fees and expenses may increase, as the state gains further experience in regulating gaming. It is also possible that the number of authorized gaming licenses may increase, which would intensify competition. Failure to comply with detailed regulatory requirements may be grounds for the suspension or revocation of a license which would have a materially adverse effect upon us. See "Regulatory Matters."

         Riverboat licenses in Louisiana are issued for an initial five-year term with annual renewals thereafter. Our original five-year gaming license for the Casino Rouge is up for renewal in July 1999. Our company and our officers, directors, managers, principal shareholders and their officers and directors and key gaming employees will be subject to strict scrutiny and full suitability and approval by the Louisiana Gaming Control Board (the "Louisiana Board") in connection with our renewal application. The factors that the Louisiana Board has stated it will consider, among others, in order to renew our license, include:

         /bullet/ our compliance with all the requirements of the Louisiana
                  Riverboat Economic Development and Gaming Control Act (the "Louisiana Act");
         /bullet/ the approval of various systems and procedures, the demonstration of good character (including an examination of criminal and civil records); and
         /bullet/ methods of business practice.

The Louisiana Board may also seek to impose, as a condition of the license renewal, certain Louisiana, minority and female employment and procurement goals. As a result of the Justice Department's recent indictments of former Louisiana Governor Edwin Edwards and certain other persons on charges relating to, among other things, gaming licenses in Louisiana, the Louisiana regulators are applying greater scrutiny to the suitability and business practices of the licensees. We believe we will be successful in receiving a renewal of our license from the Louisiana Board, but we can give you no assurance as to whether or when our license will be extended, or the extent of any restrictions that may be imposed on us as a condition to the issuance of a renewed license. The loss, suspension or failure to obtain a renewal of such license would have a material adverse effect on us. See "Regulatory Matters."

         Proposals to amend or supplement the Louisiana Act are frequently introduced in the Louisiana state legislature. In addition, the state legislature from time to time considers proposals to repeal the Louisiana Act, which would effectively prohibit riverboat gaming in the State of Louisiana. Although we do not believe that a prohibition of riverboat gaming in Louisiana is likely, we can give you no assurance that changes in the Louisiana gaming law will not occur or that such changes will not have a material adverse effect on our business. On November 5, 1996 in the six parishes in which riverboats are currently located, including East Baton Rouge Parish, voters approved the continuation of riverboat gaming. In East Baton Rouge Parish and the six parishes as a whole, the vote in favor of riverboat gaming was 59% and 66%, respectively.

         At the present time, gaming is authorized between cruising excursions if the vessel is docked for less than forty-five minutes between such excursions and at such other times as the master of the vessel certifies in writing that existing weather or water conditions present a danger to the riverboat, passengers or crew. Legislation may be proposed that could involve the expansion of cruising requirements; the creation of "phantom" cruises; the establishment of a minimum number of annual cruises a vessel must take; or the authorization of unrestricted dockside gaming. An expansion of cruising requirements could have a negative impact on future gaming revenue and state tax revenue. See "Regulatory Matters."

         We are currently undergoing a scheduled state audit review of our accounting procedures and reporting of revenue from our Caribbean Stud poker table games. The review has resulted in us being required to remit additional taxes of $248,000 plus interest of $65,000 for the audit period of December 1994 through December 1998.

         In August 1996, President Clinton signed a bill creating the National Gambling Impact Study Commission (the "NGISC"), composed of individuals associated with the gaming industry as well as individuals who are openly opposed to legalized gaming, to examine the economic and social impact of gaming. The NGISC began a series of hearings on June 20, 1997 and is scheduled to release a report on its findings, together with recommended legislation and administrative action, on or before June 20, 1999. Any additional regulation of the gaming industry resulting from the NGISC's recommendations could have a material adverse impact on the gaming industry, including us.

         Louisiana gaming authorities have discretionary authority to require you to file an application, to be investigated or to be found suitable as an owner or operator of a gaming establishment for any reason, including in the event of a foreclosure on and the taking of possession of the collateral which secures the Notes. If the relevant gaming authorities determine that you or beneficial owner of the Notes must be found suitable (whether as the result of the foreclosure sale or for any other reason), and if you or the beneficial owner is not found suitable, we may, at our option, redeem your Notes at the principal amount thereof together with accrued interest to the redemption date. If you are required to apply for a finding of suitability you must pay all investigative fees and costs of the gaming authorities in connection with such an investigation. See "Regulatory Matters."

TAXATION

         We believe that one of the primary reasons that jurisdictions have legalized gaming is the prospect of significant additional revenue for the jurisdiction. As a result, gaming companies are typically subject to significant taxes and fees in addition to normal federal and state corporate income taxes, and such taxes and fees are subject to increase at any time. Any material increase in these taxes or fees would adversely affect us. See "Regulatory Matters."

POSSIBLE CONFLICTS OF INTEREST WITH MANAGEMENT COMPANY

         CRC, our majority shareholder, is primarily responsible for marketing, managing and operating the Casino Rouge. CRC is not restricted (nor will Jackpot be restricted if the merger is consummated) from managing other gaming operations, including new gaming ventures or facilities that compete with us. Such activities could require significant amounts of time of CRC's officers and directors and could detract from CRC's ability to manage and operate the Casino Rouge.

EFFECT OF LOCAL ECONOMIC CONDITIONS

         Our results of operations may be adversely affected by local economic factors. If the local Baton Rouge economy suffers a downturn, the Casino Rouge may be adversely affected as the disposable income of consumers in the area declines, resulting in a decrease in the number of patrons at the Casino Rouge or a decrease in the amount that patrons are willing to wager.

DIFFICULTY IN ATTRACTING AND RETAINING QUALIFIED EMPLOYEES

         The operation of our business requires qualified executives, managers and skilled employees with gaming industry experience. We believe that a shortage of skilled labor exists in the gaming industry which will make it increasingly difficult and expensive to attract and retain qualified employees. Increasing competition in our market is expected to lead to higher costs in order to retain and attract qualified employees.

FINANCING CHANGE OF CONTROL OFFER

         If we go through a "Change of Control" as defined in the indenture, we will have to offer to repurchase all outstanding Notes. It is possible that we will not have, or have access to, sufficient funds at the time of any such change of control to make the required repurchases of the Notes. See "Description of Notes--Repurchase Upon Change of Control."

COLLATERAL VALUE; ABILITY TO REALIZE ON COLLATERAL

         If an event of default occurs with respect to the Notes, it is unlikely that the liquidation of the collateral would produce proceeds in an amount sufficient to pay our obligations under the Notes. The ability of the trustee to foreclose on any of the collateral will be subject to the provisions of the documents granting such collateral. See "Description of Notes--Security."

         The trustee's ability to foreclose upon the collateral or take over gaming operations will be limited by the relevant gaming laws, which require that persons who own or operate a riverboat casino be properly licensed to conduct gaming operations. No person can hold a license in Louisiana unless that person is found qualified or suitable by the relevant gaming authorities. In order for the trustee to be found qualified or suitable, such gaming authorities would have discretionary authority to require the trustee and any or all of the holders to file applications, be investigated and be found qualified and suitable as an owner or operator of gaming establishments. The applicant for qualification, a finding of suitability or licensing must pay all costs of such investigation. If the trustee is unable or chooses not to qualify, be found suitable, or be licensed to own or operate such assets, it would either have to sell such assets or retain an entity licensed to operate such assets. In addition, in any foreclosure sale or subsequent resale by the trustee, licensing requirements under relevant gaming laws may limit the number of potential bidders and may delay any sale, either of which events could have an adverse effect on the sale price of such collateral. See "Regulatory Matters."

         In addition, the ability of the holders to foreclose on the collateral will also be subject to certain limitations arising under applicable bankruptcy and insolvency laws. See "Description of Notes--Security--Certain Bankruptcy Limitations."

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

         On January 27, 1999, Louisiana Casino Cruises, Inc. ("LCC" or the "Company") issued $55.0 million aggregate principal amount of Old Notes to Jefferies & Company, Inc. (the "Initial Purchaser"). The issuance was not registered under the Securities Act in reliance upon the exemption under Rule 144A and Section 4(2) of the Securities Act. In connection with the issuance and sale of the Old Notes, the Company entered into a Registration Rights Agreement with the Initial Purchaser, dated January 27, 1999 (the "Registration Rights Agreement"), which requires the Company to file with the Securities and Exchange Commission (the "Commission") a registration statement under the Securities Act with respect to an issue of new notes of the Company identical in all material respects to the Old Notes. Upon the effectiveness of that registration statement, the Company is required to offer to the holders of the Old Notes the opportunity to exchange their Old Notes for a like principal amount of New Notes, which will be issued without a restrictive legend and may be reoffered and resold by the holder without restrictions or limitations under the Securities Act (the "Exchange Offer"). In the event that applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer and under certain other circumstances, the Company will, at its cost, file with the Commission a shelf registration (the "Shelf Registration Statement") to cover resales of Notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Exchange Offer is being made pursuant to the Registration Rights Agreement to satisfy the Company's obligations thereunder.

         Based on no-action letters issued by the staff of the Commission to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder of such New Notes (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the New Notes. A broker-dealer who acquired Old Notes directly from the Company can not exchange such Old Notes in the Exchange Offer. Any holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes cannot rely on such interpretations by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

         Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Company will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on ____________, 1999 (or such later date and time to which it is extended (as it may be so extended, the "Expiration Date"). The Company will issue a principal amount of New Notes in exchange for an equal principal amount of outstanding Old Notes tendered and accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. The date of acceptance for exchange of the Old Notes for the New Notes (the "Exchange Date") will be the first business day following the Expiration Date or as soon as practicable thereafter.

         The terms of the New Notes and the Old Notes are substantially identical in all material respects, except for certain transfer restrictions, registration rights and liquidated damages for defaults under the Registration Rights Agreement ("Registration Defaults") relating to the Old Notes which will not apply to the New Notes. See "Description of Notes." The New Notes will evidence the same debt as the Old Notes. The New Notes will be issued under and entitled to the benefits of the Indenture governing the Notes (the "Indenture").

         As of the date of this Prospectus, $55.0 million aggregate principal amount of the Old Notes are outstanding. This Prospectus, together with the Letter of Transmittal, is being sent to all registered holders of Old Notes. Holders of Old

Notes do not have any appraisal or dissenters' rights under state law or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the Commission thereunder. Old Notes which are not tendered and were not prohibited from being tendered for exchange in the Exchange Offer will remain outstanding and continue to accrue interest and to be subject to transfer restrictions, but will not be entitled to any rights or benefits under the Registration Rights Agreement.

         Upon satisfaction or waiver of all the conditions to the Exchange Offer, on the Exchange Date the Company will accept all Old Notes properly tendered and not withdrawn and will issue New Notes in exchange therefor. For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Company had given oral or written notice thereof to U.S. Bank Trust National Association, the trustee under the Indenture and the exchange agent for the Exchange Offer (the "Exchange Agent"). The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the New Notes from the Company.

         In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of such Old Notes, a properly completed and duly executed Letter of Transmittal and all other required documents; provided, however, that the Company reserves the absolute right to waive any defects or irregularities in the tender or conditions of the Exchange Offer. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or nonexchanged Old Notes or substitute Old Notes evidencing the unaccepted portion, as appropriate, will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

         Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "Fees and Expenses."

EXTENSION OF EXPIRATION DATE; AMENDMENTS

         In order to extend the Expiration Date, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the registered holders an announcement thereof, prior to 9:00 a.m., New York City time, on the next business day after the then Expiration Date.

         The Company reserves the right, in its sole discretion, (i) to delay accepting any Old Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holder of Old Notes of such amendment.

         Without limiting the manner in which the Company may choose to make a public announcement of any delay, extension, amendment or termination of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to an appropriate news agency.

INTEREST ON THE NEW NOTES

         The New Notes will bear interest at the rate of 11% per annum, payable semi-annually, in cash, on June 1 and December 1 of each year, from the most recent date to which interest has been paid on the Old Notes or, if no such payment has been made, from January 27, 1999.

CONDITIONS

         Notwithstanding any other term of the Exchange Offer, the Company will not be required to exchange any new Notes for any Old Notes, and may terminate or amend the Exchange Offer before the acceptance of any Old Notes for exchange, if:

         (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which seeks to restrain or prohibit the Exchange Offer or, in the Company's judgment, would materially impair the ability of the Company to proceed with the Exchange Offer; or

         (b) any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule, order or regulation is interpreted, by any government or governmental authority which, in the Company's judgment, would materially impair the ability of the Company to proceed with the Exchange Offer; or

         (c) the Exchange Offer or the consummation thereof would otherwise violate or be prohibited by applicable law.

         If the Company determines in its sole discretion that any of these conditions is not satisfied, the Company may (i) refuse to accept any Old Notes and return all tendered Old Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders who tendered such Old Notes to withdraw their tendered Old Notes, or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Old Notes which have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered holders, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

         The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above shall be final and binding on all parties.

         In the event that applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer and under certain other circumstances, the Company will, at its cost, file with the Commission a Shelf Registration Statement to cover resales of Notes by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

PROCEDURES FOR TENDERING

         The tender of Old Notes by a holder as set forth below (including the tender of Old Notes by book-entry delivery pursuant to the procedures of the Depository Trust Company ("DTC")) and the acceptance thereof by the Company will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal.

         Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must (i) complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes (unless such tender is being effected pursuant to the procedure for book-entry transfer described below) and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date, or (ii) comply with the guaranteed delivery procedures described below. Delivery of all documents must be made to the Exchange Agent at its address set forth herein.

         THE METHOD OF DELIVERY OF OLD NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

         Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owners' own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering of such owner's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

         Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by any Eligible Institution (as defined) unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Payment Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").

         If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Old Notes, with the signature thereon guaranteed by an Eligible Institution. If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

         Any financial institution that is a participant in the book-entry transfer facility for the Old Notes, DTC, may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account with respect to the Old Notes in accordance with DTC's procedures for such transfer, including if applicable the procedures under the Automated Tender Offer Program ("ATOP"). Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, an appropriate Letter of Transmittal with any required signature guarantee and all other required documents must in each case be, or be deemed to be, transmitted to and received and confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

         All questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Old Notes and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel of the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

         In addition, the Company reserves the right in its sole discretion to purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date or, as set forth below under "Conditions," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

         By tendering, each holder will also represent to the Company (i) that the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, (ii) that neither the holder nor any such person has an arrangement or understanding with any person to participate in the distribution of such New Notes and (iii) that neither the holder nor any such other person is an "affiliate," as defined in Rule 405 under the Securities Act, of the Company, or that if it is an "affiliate," it will comply with the registration and prospective delivery requirements of the Securities Act to the extent applicable.

GUARANTEED DELIVERY PROCEDURES

         Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, (ii) who cannot deliver their Old Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, or (iii) who cannot complete the procedures for book-entry transfer of Old Notes to the Exchange Agent's account with DTC prior to the Expiration Date, may effect a tender if:

         (a) The tender is made through an Eligible Institution;

         (b) On or prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Old Notes (if possible) and the principal amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five business trading days after the Expiration Date, (i) the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Old Notes and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, or (ii) that book-entry transfer of such Old Notes into the Exchange Agent's account at DTC will be effected and confirmation of such book-entry transfer will be delivered to the Exchange Agent; and

         (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Old Notes in proper form for transfer and all other documents required by the Letter of Transmittal, or confirmation of book-entry transfer of the Old Notes into the Exchange Agent's account at DTC, are received by the Exchange Agent within five business trading days after the Expiration Date. Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

         The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer:

         The holder tendering Old Notes exchanges, assigns and transfers the Old Notes to the Company and irrevocably constitutes and appoints the Exchange Agent as the holder's agent and attorney-in-fact to cause the Old Notes to be assigned, transferred and exchanged. The holder represents and warrants to the Company and the Exchange Agent that (i) it has full power and authority to tender, exchange, assign and transfer the Old Notes and to acquire the New Notes in exchange for the Old Notes, (ii) when the Old Notes are accepted for exchange, the Company will acquire good and unencumbered title to the Old Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim, (iii) it will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the exchange, assignment and transfer of tendered Old Notes and (iv) acceptance of any tendered Old Notes by the Company and the issuance of New Notes in exchange therefor will constitute performance in full by the Company of its obligations under the Registration Rights Agreement and the Company will have no further obligations or liabilities thereunder to such holders (except with respect to accrued and unpaid Liquidated Damages, if any). All authority conferred by the holder will survive the death or incapacity of the holder and every obligation of the holder will be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of the holder.

         Each holder will also certify that it (i) is not an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or that, if it is an "affiliate," it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable, (ii) is acquiring the New Notes in the ordinary course of its business and (iii) has no arrangement with any person or intent to participate in, and is not participating in, the distribution of the New Notes.

WITHDRAWAL OF TENDERS

         Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

         To withdraw a tender of Old Notes in the Exchange Offer, a telegram telex, facsimile transmission or letter indicating notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having tendered the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the person withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. If Old Notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes or otherwise comply with DTC's procedures. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for payment will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described above under "Procedures for Tendering" at any time prior to the Expiration Date.

UNTENDERED OLD NOTES

         Holders of Old Notes whose Old Notes are not tendered or are tendered but not accepted in the Exchange Offer will continue to hold such Old Notes and will be entitled to all the rights and preferences and subject to the limitations applicable thereto under the Indenture. Following consummation of the Exchange Offer, the holders of Old Notes will continue to be subject to the existing restrictions upon transfer thereof and the Company will have no further obligations to such holders, other than the Initial Purchaser, to provide for the registration under the Securities Act of the Old Notes held by them. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Old Notes could be adversely affected.

EXCHANGE AGENT

         U.S. Bank Trust National Association, the Trustee under the Indenture, has been appointed as Exchange Agent of the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

By Registered or Certified Mail,               By Facsimile:
by hand or by Overnight Courier:
                                               U.S. Bank Trust National Association
U.S. Bank Trust National Association           Attention: Corporate Trust Administration
180 East Fifth Street                          (651) 244-1145
St. Paul, Minnesota 55101                      Confirm by Telephone:
Attention: Corporate Trust Administration      (651) 244-0444

DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

FEES AND EXPENSES

         The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers, regular employees or agents of the Company and its affiliates.

         The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith and will pay the reasonable fees and expenses of holders in delivering their Old Notes to the Exchange Agent.

         The cash expenses of the Company to be incurred in connection with the Company's performance and completion of the Exchange Offer will be paid by the Company. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

         The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CONSEQUENCES OF FAILURE TO EXCHANGE

         Upon consummation of the Exchange Offer, holders of Old Notes that were not prohibited from participating in the Exchange Offer and did not tender their Old Notes will not have any registration rights under the Registration Rights Agreement with respect to such nontendered Old Notes and, accordingly, such Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not intend to register the Old Notes under the Securities Act. Based on interpretations by the staff of the Commission with respect to similar transactions, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder of such New Notes (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business, such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the New Notes. If any holder has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, the holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of its New Notes. See "Plan of Distribution." The New Notes may not be offered or sold unless they have been registered or qualified for sale under applicable state securities laws or an exemption from registration or qualification is available and is complied with. The Company is required, under the Registration Rights Agreement, to register the New Notes in any jurisdiction requested by the holders, subject to certain limitations.

OTHER

         Participation in the Exchange Offer is voluntary and holders should carefully consider whether to accept. Holders of the Old Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

         Upon consummation of the Exchange Offer, holders of the Old Notes that were not prohibited from participating in the Exchange Offer and did not tender their Old Notes will not have any registration rights under the Registration Rights Agreement with respect to such nontendered Old Notes and, accordingly, such Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. However, in the event the Company fails to consummate the Exchange Offer or a holder of Old Notes notifies the Company in accordance with the Registration Rights Agreement that it will be unable to participate in the Exchange Offer due to circumstances delineated in the Registration Rights Agreement, then the holder of the Old Notes will have certain rights to have such Old Notes registered under the Securities Act pursuant to the Registration Rights Agreement and subject to conditions contained therein.

         The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer, and to the best of the Company's information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through this Prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resale, any holder using the Exchange Offer to participate in a distribution of New Notes to be acquired in the registered Exchange Offer (i) may not rely on the staff position enunciated in Morgan Stanley and Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters and
(ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

ACCOUNTING TREATMENT

         The New Notes will be recorded at the same carrying value as the Old Notes as reflected in the Company's accounting records on the Exchange Date. Accordingly, no gain or loss for accounting purposes will be recognized by the Company. The expenses of the Exchange Offer will be expensed over the term of the New Notes.

                                 USE OF PROCEEDS

         The net proceeds received by the Company from the sale of the Old Notes were approximately $54.0 million (after deducting discounts to the Initial Purchaser and offering expenses). The Company will not receive any proceeds from the Exchange Offer. Approximately $50.0 million of the net proceeds from the offering of the Old Notes was used to defease and redeem the 1998 Notes. The remaining proceeds are available for general corporate purposes.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as of November 30, 1998 and as adjusted to give effect to the offering of the Old Notes and the application of the net proceeds therefrom as set forth under "Use of Proceeds," including the redemption of the 1998 Notes. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this Prospectus.

                                                         NOVEMBER 30, 1998
                                                         -----------------
                                                      ACTUAL         AS ADJUSTED
                                                     -------         -----------
(Dollars in thousands)
Cash and cash equivalents .................          $13,525           $13,549
                                                     =======           =======
Total debt:
     1998 Notes(a)                                   $50,000               $--
     Notes ................................               --           $55,000
         Total debt                                  $50,000           $55,000
                                                     -------           -------
Redeemable common stock warrants(b) .......            4,131                --
Total shareholder's equity (deficit)(c) ...                8            (1,430)
                                                     -------           -------
     Total capitalization                            $54,139           $53,570
                                                     =======           =======

(a) The 1998 Notes were issued by the Company in November 1998. The proceeds from the sale of the 1998 Notes were used to repay outstanding indebtedness and to redeem the Company's outstanding preferred stock. The Company used the proceeds from the sale of the Old Notes to defease and redeem the 1998 Notes. See "Use of Proceeds."
(b) On November 30, 1998, the Company had 153,000 Warrants outstanding. The Warrants were issued in connection with the Company's initial debt offering in December 1993. Pursuant to the terms of the Warrants, certain Warrantholders recently exercised their rights under 14,100 Warrants to purchase an equal number of shares of the Company's Common Stock at a price per share of one cent. The remaining Warrantholders exercised put rights obligating the Company to purchase 138,900 Warrants at a price based on the value of the Company's Common Stock on December 1, 1998, as determined by two independent investment banking firms, one selected by the Company and the other selected by the Warrantholders. The Company retained Jefferies & Company, Inc. to determine such value and the Warrantholders selected Lehman Brothers. The purchase price of the Warrants was based upon the average of the values determined by Lehman Brothers and Jefferies & Company, Inc. On November 30, 1998, the Company valued the 138,900 Warrants at $3,750. The net purchase price, as described above was $3,749 and was funded on March 8, 1999 from available cash.
(c) The change in total shareholders' equity (deficit) is the result of (i) the extraordinary loss, net of income tax benefit, of the write off of debt issuance costs associated with the offering of the 1998 Notes of $1,820,000 and (ii) the exercise of Warrants to purchase 14,100 shares of the Company's Common Stock for a price of one cent per share, which Warrants had an accreted value of $381 immediately prior to exercise. See note (b) above.

                         SELECTED FINANCIAL INFORMATION
                  (Dollars in thousands, except per share data)

         The following selected financial information for each of the fiscal years presented below has been derived from the Company's financial statements, which have been audited by PricewaterhouseCoopers LLP, independent accountants. From inception in August 1991 through December 27, 1994, the Company devoted substantially all of its efforts to evaluating gaming opportunities in Louisiana, including seeking a Louisiana gaming license, the development and construction of the Casino Rouge and the financing thereof. Accordingly, through the fiscal year ended November 30, 1994, the Company reported net operating losses and had no earnings from continuing operations. The information presented below should be read in conjunction with, and is qualified in its entirety by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and the notes thereto appearing elsewhere in this Prospectus.

                                                                           FISCAL YEAR ENDED
                                                                              NOVEMBER 30,
                                                                           -----------------
                                                    1994           1995           1996           1997           1998
                                                    ----           ----           ----           ----           ----
STATEMENT OF OPERATIONS DATA:
Revenues:
Casino ..................................        $    --        $65,187        $74,615        $67,694        $68,845
Food and beverage .......................             --          1,382          1,351          1,345          1,407
Other ...................................             --            514            794            705            593
                                                 -------        -------        -------        -------        -------
        Net revenues                                  --         67,083         76,760         69,744         70,845
                                                 -------        -------        -------        -------        -------
Costs and expenses:
Casino ..................................             --         29,849         33,947         31,826         33,302
Food and beverage .......................             --          1,619          1,293          1,318          1,538
Selling, general and administrative .....             --         18,085         21,954         21,039         20,948
Pre-opening expenses ....................          4,389          1,625             --             --             --
                                                 -------        -------        -------        -------        -------
        Total operating expenses                   4,389         51,178         57,194         54,183         55,788
                                                 -------        -------        -------        -------        -------
Income (loss) before depreciation,
   amortization and interest                      (4,389)        15,905         19,566         15,561         15,057
Depreciation and amortization ...........             34          3,584          4,162          4,334          4,762
                                                 -------        -------        -------        -------        -------
        Operating income (loss)                   (4,423)        12,321         15,404         11,227         10,295
Other income (expense):
Interest income .........................          1,357            344            241            280            428
Interest expense ........................         (5,180)        (6,675)        (7,002)        (5,955)        (6,376)
                                                 -------        -------        -------        -------        -------
Income (loss) before the provision for
income taxes                                      (8,246)         5,990          8,643          5,552          4,347
Provision for income taxes ..............             --             --          1,340          2,045          1,666
                                                 -------        -------        -------        -------        -------
Net income (loss)                                $(8,246)       $ 5,990        $ 7,303        $ 3,507        $ 2,681
                                                 =======        =======        =======        =======        =======
Ratio of earnings to fixed charges(a) ...             --          1.60x          2.25x          1.95x          1.83x

SHARE AND PER SHARE DATA(B):

Basic earnings (loss) per share                  $ (8.84)       $  2.71        $  6.70        $  3.37        $  2.57
Diluted earnings (loss) per share .......        $ (8.84)       $  2.70        $  6.31        $  2.97        $  2.46
Cash dividends declared on common stock
   and common equivalent shares .........        $    --        $  2.67        $  3.82        $  0.42        $  1.76
Weighted average common shares
    outstanding .........................        980,333        982,783        982,783        982,783        982,783
Weighted average common equivalent
    shares outstanding ..................      1,133,333      1,135,783      1,135,783      1,135,783      1,135,783


                                                                       AT NOVEMBER 30,
                                                                       ---------------
                                                1994           1995           1996           1997           1998
                                                ----           ----           ----           ----           ----
Balance Sheet Data:
   Current Assets .......................    $ 8,647        $12,059        $11,630        $16,807        $16,531
   Total Assets .........................     59,030         62,692         58,438         59,757         62,023
   Current liabilities(c) ...............      7,995         13,863         12,612         11,625          4,890
   Long-term obligations(d) .............     54,802         49,609         42,656         40,732         50,000
   Redeemable preferred stock and
      common stock warrants(e) ..........      2,818          5,740          5,872          6,004          4,131
   Shareholders' equity (deficit) .......     (6,585)        (6,520)        (3,683)          (790)             8

----------
(a) As indicated above, through November 30, 1994 the Company had no earnings while in the development stage; accordingly, earnings were not adequate to cover fixed charges. For fiscal year ended November 30, 1994, the deficiency was approximately $9,877. For the fiscal years ended November 30, 1995, 1996, 1997 and 1998, fixed charges were $9,756, $7,002, $5,955 and $5,208, respectively. Fixed charges include interest charges, amortization of debt expense and discounts, and the change to the accreted value of the warrants.
(b) Earnings per share amounts have been restated to conform to the Financial Accounting Standards Board Statement No. 128 "Earnings per Share." Basic earnings per share is calculated by dividing net income
         (loss) assigned to common shareholders by weighted average common shares outstanding. Diluted earnings per share is calculated by dividing net income (loss) assigned to common shareholders before distributions to warrantholders by weighted average common equivalent shares outstanding.
(c) Amounts as of November 30, 1996 and 1997 include $1,700 for estimated dispute resolution cost.
(d) Amounts as of November 30, 1994 and 1995 also include $1,700 for estimated dispute resolution cost.
(e) Such amounts include preferred stock of $1,232, $1,364, $1,496 and $1,628 as of November 30, 1994, 1995, 1996 and 1997, respectively, and the assigned value of the warrants of $1,586 as of November 30, 1994, $4,376 as of November 30, 1995, 1996 and 1997 and $4,131 as of November 30, 1998.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         On December 28, 1994, the Company commenced operations of its riverboat gaming facility in Baton Rouge, Louisiana. The Company's activities from inception have been financed from (i) cash flow from operations, (ii) equity and other capital contributions of the shareholders, (iii) secured equipment financing, (iv) a December 1993 debt offering of 51,000 units, each unit consisting of $1,000 principal amount of a Senior Secured Note (the "1993 Notes") and three warrants to purchase one share each of the Company's common stock, (v) a November 1998 offering consisting of $50,000,000 of Senior Secured Increasing Rate Notes (the "1998 Notes"), which proceeds were used to repay the 1993 Notes, and (vi) the 1999 Notes, which proceeds were used to defease and redeem the 1998 Notes.

RESULTS OF OPERATIONS

         YEAR ENDED NOVEMBER 30, 1998 COMPARED TO YEAR ENDED NOVEMBER 30, 1997.

         Casino revenues in the two-riverboat Baton Rouge gaming market for the years ended November 30, 1998 and 1997 were $118,806,000 and $117,058,000, respectively. Riverboat casino patron counts in Baton Rouge for the same respective periods were 2,571,000 and 2,768,000. Management believes the principal factors contributing to the minimal increase in revenues were due to
(i) a reduced number of patron visits and (ii) the maturation of the customer base which resulted in an increased win per patron from $42.29 to $46.21 per patron for the years ended November 30, 1997 and 1998, respectively. The Company's casino revenue increased 1.7% while customer counts declined 6.1% in 1998 compared to 1997. The Company's competitor's riverboat casino revenues remained flat as its customer counts decreased 8.4%, 1998 compared to 1997. The Company's share of the Baton Rouge gaming market was 59.3% and 58.6% of casino revenues and 54.2% and 53.5% of admissions for the years ended November 30, 1998 and 1997, respectively.

         Casino revenues for the Company were $68,845,000 and $67,694,000 for the years ended November 30, 1998 and 1997, respectively. Table revenues, excluding poker, decreased 11.2% in 1998 compared to 1997 due to a 16.7% decrease in table game drop offset by an improvement of the hold percentage from 20.1% to 21.7% on an annual basis. Gaming machine revenues increased 5.5% in 1998 compared to 1997 primarily due to a 5.6% increase in coin in. Poker win for 1998 and 1997 was $494,000 and $300,000, respectively. Management believes that the decline in table game drop is a direct result of patrons converting to gaming machines due to new, exciting and innovative gaming equipment being introduced by the casino industry.

         For the year ended November 30, 1998 the Company's win per passenger increased 8.3% to $49.46 compared to $45.69 in the same period of 1997. Revenues from casino operations were 78.0% from gaming machines and 22.0% from table games in 1998 compared to 75.2% and 24.8%, respectively, for 1997. Such mix for gaming machines and gaming table win is attributable to the continuing popularity of gaming machines among the Company's base casino patrons and generally conforms to that experienced by riverboats throughout Louisiana.

         Casino expenses for the year ended November 30, 1998 and 1997 were $33,302,000 and $31,826,000, respectively, which represents 48.4% and 47.0% of casino revenues in each period. Overall casino expenses increased primarily due to the introduction of the Company's Rouge Arena, a temporary facility used for concerts, sporting activities, customer parties and other promotional activities. The facility was in use through July 1998.

         Selling, general and administrative expenses were $20,948,000 and $21,039,000 for the years ended November 30, 1998 and 1997, respectively. Overall selling, general and administrative expenses for 1998 are lower than 1997 due primarily to a decrease in risk management costs partially offset by an increase in legal expenses.

         Income before depreciation, amortization and interest was $15,057,000 and $15,561,000 for the years ended November 30, 1998 and 1997, respectively. Such amounts, as a percentage of net revenues (or operating margins), were 21.3% and 22.3% for 1998 and 1997, respectively. Management believes the decrease in operating margins was primarily due to the Rouge Arena noted above.

         Net interest expense was $5,948,000 and $5,675,000 for the years ended November 30, 1998 and 1997, respectively. The increase in interest expense is primarily due to interest and related financing costs being charged on both the 1993 Notes and the 1998 Notes for a six day period during which proceeds from the 1998 Notes were escrowed to repay the 1993 Notes.

         The Company recorded a provision for income taxes of $1,666,000 and $2,045,000 for the years ended November 30, 1998 and 1997, respectively. For the year ended November 30, 1998, the Company recorded a current tax provision of $273,000 and a deferred tax provision of $1,393,000. For the year ended November 30, 1997, the Company recorded a current tax provision of $650,000 and deferred tax provision of $1,395,000.

         The Company recorded a market value warrant adjustment of $245,000 for the year ended November 30, 1998 to reduce the accreted value of redeemable common stock warrants to $4,131,000. Pursuant to the terms of the warrants the Company is obligated to purchase the warrants during fiscal 1999 to the extent the holders exercised their put rights. Holders of 138,900 warrants exercised their put rights obligating the Company to purchase such warrants. The purchase price for the 138,900 warrants, as determined by two independent investment banking firms in accordance with the original agreements issued in 1993, has been established at $3,750,000.

         YEAR ENDED NOVEMBER 30, 1997 COMPARED TO YEAR ENDED NOVEMBER 30, 1996.

         Casino revenues in the two-riverboat Baton Rouge gaming market for the years ended November 30, 1997 and 1996 were $117,058,000 and $127,491,000, respectively. Riverboat casino patron counts in Baton Rouge for the same periods were 2,768,000 and 2,910,000. Management believes the principal factors contributing to the 8.2% decline in casino revenues for the Baton Rouge market are (i) milder weather in the first quarter of 1997 compared to the same period in 1996, allowing persons to become more involved in alternative forms of outdoor leisure activities, (ii) the negative impact of an accident involving an overturned barge containing benzene on the Mississippi River in Baton Rouge during March 1997, (iii) a decline in winning from premium player activity, and
(iv) the additional reasons discussed below. The Company's casino revenues and customer counts declined 9.6% and 10.5% respectively, in 1997 compared to 1996. The Company's competitor's riverboat casino revenues decreased 6.1% as its customer counts increased 2.5% in 1997 compared to 1996. The Company's share of the Baton Rouge gaming market was 58.6% and 59.5% of casino revenues and 53.5% and 56.9% of admissions for the years ended November 30, 1997 and 1996, respectively. Management believes the decrease in the Company's market share of gaming revenues and admissions is attributable to (i) the Company's competition having made product improvements, consisting of a new parking garage and an enclosed entertainment/retail shopping area, which opened during the second quarter of 1996, and extensive food and cash promotions by such competitor, (ii) a decrease in the Company's table and slot hold percentages and winnings from premium player activity, all as discussed below, and (iii) the general decline in customer visits impacting the Company.

         Casino revenues for the Company were $67,694,000 and $74,615,000 for the years ended November 30, 1997 and 1996, respectively. Table revenues, excluding poker, decreased 17.8% in 1997 compared to 1996 due to winnings from premium player activity in he 1996 period that did not occur in 1997, a decrease in table game hold percentage and a decrease in table drop. Slot revenues decreased 4.8% in 1997 compared to 1996 primarily due to a 3.7% decline in slot coin in. Poker win for 1997 and 1996 was $300,000 and $1,103,000, respectively, as the Company initially eliminated its poker operations in March 1997 and the reintroduced them for competitive reasons in December 1997. Management believes the decrease in table drop and slot coin in is reflective of lower customer visits affecting the entire Baton Rouge marketplace. The decrease in table game hold percentage, excluding premium player activity in 1996, is due to its changes in odds on craps tables and increased skill level of blackjack players in the market combined with the randomness associated with games of chance.

         For the year ended November 30, 1997 win per passenger increased 1.3% to $45.69 compared to $45.09 in the same period of 1996. Revenues from casino operations were 75.2% from slot machines and 24.8% for table games in 1997 compared to 71.6% and 28.4%, respectively, for 1996. Such mix of slot machine gaming table win is attributable to the continuing popularity of slot machines among the Company's base of casino patrons and generally conforms to that experienced by riverboats throughout Louisiana.

         Casino expenses for the years ended November 30, 1997 and 1996 were $31,826,000 and $33,947,000, respectively, which represented 47.0% and 45.5% of casino revenues in each period. Overall casino expenses are down reflecting (i) decreased taxes associated with gaming revenues, (ii) lower expenses for payroll and related costs in the gaming and casino marketing departments, and (iii) lower costs for selling and administering the bus program. These decreases in expenses were partially offset by increased costs for promotional expenses and casino support departments.

         Selling, general and administrative expenses were $21,039,000 and $21,954,00 for the years ended November 30, 1997 and 1996, respectively. Overall selling, general and administrative expenses for 1997 were lower than 1996 due to (i) one time expenses incurred in 1996 related to a campaign in support of riverboat gaming in Baton Rouge, (ii) decreased insurance premiums and deductible expenses, and (iii) decreased management fees and land lease expenses that resulted from lower revenues. These lower expenses were partially offset by increased marketing, security, human resources and facility department expenses for 1997 and compared to 1996.

         Income before depreciation, amortization and interest was $15,561,000 and $19,566,000 for the years ended November 30, 1997 and 1996, respectively. Such amounts as a percentage of net revenues (or operating margins) were 22.3% and 25.5% for the 1997 and 1996 periods, respectively. Management believes the decrease in operating margins was due to (i) winnings from premium player activity in the 1996 period that did not occur in 1997, and (ii) the decline of gaming revenues in the Baton Rouge market without a proportionate decline in expenses.

         Net interest expense was $5,675,000 and $6,761,000 for the years ended November 30, 1997 and 1996, respectively. The reduction in interest expense is due to a decline in outstanding debt due to the 1997 and 1996 mandatory 1993 Note repurchases.

         The Company recorded a provision for income taxes of $2,045,000 and $1,340,000 for the years ended November 30, 1997 and 1996, respectively. For the year ended November 30, 1997, the Company recorded a current tax provision of $650,000 and a deferred tax provision of $1,395,000. For the year ended November 30, 1996, the Company released the remaining balance of a deferred tax valuation allowance of $2,399,000 in accordance with SFAS 109. The release of the valuation allowance partially offset the current tax provision of $1,663,000 and the deferred tax provision of $2,076,000 for the year ended November 30, 1996.

LIQUIDITY AND CAPITAL RESOURCES

         During the year ended November 30, 1998, the Company generated $6,693,000 in cash flows from operations as compared to $9,621,000 for the year ended November 30, 1997. The decrease in cash flows from operations was primarily due to the settlement of the dispute regarding consulting services described in Note 7 to the November 30, 1998 financial statements included elsewhere herein, early payment of interest related to the 1993 Notes and a decrease in net income.

         Cash flows used for investing activities were $472,000 and $253,000, respectively, for the years ended November 30, 1998 and 1997, net of $4,807,000 and $939,000, respectively, of restricted cash, as permitted by the indenture under which the 1993 Notes were issued (the "1993 Indenture"). The uses of funds for each of the periods were primarily for capital expenditures for continuing operations. In addition, in 1998 the Company acquired approximately five acres of land adjacent to its docking facility for approximately $1,100,000.

         Financing activities for the year ended November 30, 1998 used cash flows of $620,000 for dividend payments to common shareholders and distributions to warrantholders of $1,996,000, repayment of the 1993 Notes of $43,946,000, and redemption of preferred stock and payment of related accrued dividends of $1,760,000, offset by the net proceeds of $47,100,000 from the issuance of the 1998 Notes. The net cash used by financing activities in the year ended November 30, 1997 of $6,121,000 related primarily to the $2,223,000 repayment of regularly scheduled principal amounts due under the Company's credit agreement, as amended (which credit agreement subsequently expired on December 1, 1998), an increase in restricted cash of $2,694,000 as calculated pursuant to the 1993 Indenture, the repurchase of $722,000 of 1993 Notes as required by the 1993 Indenture, and dividend payments to common shareholders and distributions to warrantholders of $482,000.

         Certain warrantholders recently exercised their rights under 14,100 warrants to purchase an equal number of shares of the Company's common stock at a price per share of $.01. The remaining warrantholders exercised put rights obligating the Company to purchase 138,900 warrants at a price based on the value of the Company's common stock on December 1, 1998, as determined by two investment banking firms, one selected by the Company and the other selected by the warrantholders. The Company retained Jefferies & Company, Inc. while the warrantholders retained Lehman Brothers, Inc. to determine such value.

The purchase price of the warrants is based upon the average of the values determined by the two investment banking firms. The actual net purchase price of $3,749,000 for the 138,900 warrants was funded on March 8, 1999 from available cash.

         Management believes that cash on hand and cash generated from operations will be sufficient to satisfy working capital requirements and maintenance capital expenditures for the foreseeable future. Historically, the Company has incurred annual maintenance capital expenditures of approximately $2,000,000. The Company anticipates maintenance capital expenditures in 1999 of $3,000,000, inclusive of approximately $300,000 of expenditures associated with an underwater hull inspection and $400,000 of expenditures associated with year 2000 readiness.

         In addition to capital expenditures noted above, the Company is presently contemplating various capital improvements to the Casino Rouge facilities. Financing for any such improvements is anticipated to be provided by cash flow from operations and future borrowings.

         In November 1998, the Company sold $50,000,000 principal amount of 1998 Notes. The net proceeds from such offering, approximately $47.5 million, were used to repay the outstanding 1993 Notes and redeem the Company's redeemable preferred stock.

         In January 1999, the Company issued the 1999 Notes. The Company used the proceeds to defease and redeem the 1998 Notes and for general corporate purposes. The Indenture pursuant to which the 1999 Notes were issued includes certain covenants which limit the ability of the Company and its restricted subsidiaries, subject to certain exceptions, to: (i) incur additional indebtedness; (ii) pay dividends or other distributions, repurchase capital stock or other equity interests or subordinated indebtedness; (iii) enter into certain transactions with affiliates; (iv) create certain liens or sell certain assets; and (v) enter into certain mergers and consolidations. As a result of the restrictions, the ability of the Company to incur additional indebtedness to fund operations or to make capital expenditures is limited. To the extent that cash flow from operations is insufficient to cover cash requirements, the Company would be required to curtail or defer certain capital expenditures under these circumstances, which could have an adverse effect on the Company's operations.

         YEAR 2000

         As the year 2000 approaches, all companies that use computers must address "Year 2000" issues. Year 2000 issues result from the past practice in the computer industry of using two digits rather than four to identify the applicable year. This practice can create breakdowns or erroneous results when computers perform operations involving years later than 1999.

         The Company has devised and commenced an extensive compliance plan with the objective of bringing all of the Company's information technology ("IT") systems and its non-IT systems into Year 2000 compliance by the end of fiscal 1999. The IT systems include the Company's computer equipment and software and non-IT systems include the Company's communication systems, alarm and security systems, gaming equipment and shipboard equipment (e.g. shipboard navigation, control and power generation and distribution systems). Each system will be evaluated and brought into compliance in three phases:

                  Phase I  --  Evaluate and assess compliance of the system

                  Phase II  -- Commit and assign resources needed to implement compliance

                  Phase III -- Modify or replace non-compliant system.

         The Company's systems used to maintain financial records and other critical systems have completed Phases I and II, with completion of Phase III scheduled by the end of fiscal 1999. Approximately 98% of the Company's non-critical systems have completed Phase II. The Company anticipates the non-critical systems will be evaluated and brought into compliance by the end of the third quarter of 1999.

         The Company has also commenced efforts to determine the extent to which it may be impacted by year 2000 issues of third parties, including its material vendors and suppliers and certain agencies and regulatory organizations. Year 2000 correspondence was sent to third parties, with continued follow-up for those that failed to respond and where risks have been identified. The Company estimates that the process of identifying and evaluating third party risks is 98% complete.

         Through November 30, 1998 the Company has not incurred or expensed any material amounts directly related to year 2000 readiness. The Company is currently evaluating the expected remaining costs to be incurred in connection with the year 2000 project, with approximately $400,000 estimated and included in the 1999 capital expenditure budget. The project is being funded by cash on hand and internally generated funds, which the Company expects to be adequate to complete the project.

         The failure to correct a material year 2000 problem could result in an interruption in, or failure of, certain normal business activities or operations. Such failures could materially and adversely affect the Company's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the year 2000 problem, resulting in part from the year 2000 readiness of third parties, the Company is unable to determine at this time whether the consequences of year 2000 failures will have a material impact on the Company's results of operations, liquidity or financial condition. The year 2000 project is expected to significantly reduce the Company's level of uncertainty about year 2000 problems, including the year 2000 compliance and readiness of its material third parties. The Company believes that completion of the project as scheduled will reduce the possibility of significant interruptions of normal operations. A contingency plan has not been developed for dealing with the most reasonably likely worst case scenario, and such scenario has not yet been clearly identified. The Company currently plans to complete such analysis and develop and implement any necessary contingency plans by December 31, 1999.

         The costs of the Company's year 2000 project and the dates on which the Company believes it will complete the various phases of this project are based upon management's best estimates, which were derived using numerous assumptions regarding future events, including the continued availability of certain resources, third-party remediation plans and other factors. There can be no assurance that these estimates will prove to be accurate and actual results could differ materially from those currently anticipated. Specific factors that could cause such material differences include, but are not limited to, the availability and cost of personnel trained in year 2000 issues, the ability to identify, assess, remediate and test all relevant computer code and embedded technology, the performance of new systems and equipment, the reduction of productivity pending completion of employee training and similar uncertainties.

                                    BUSINESS

GENERAL

         LCC owns and operates the leading riverboat gaming facility in Baton Rouge, Louisiana. The Casino Rouge, one of only two licensed riverboat gaming facilities in Baton Rouge, achieved a 59.3% market-share of the approximately $120 million casino gaming win in Baton Rouge in 1998. The state constitution currently limits the Baton Rouge market to the two existing gaming licenses, absent a referendum election in the parish. In addition, approximately $80 million of annual video poker win was generated from approximately 1,600 video poker machines during the twelve months ended June 30, 1998 in four Baton Rouge area parishes in non-casino locations such as restaurants, taverns, hotel/motels and truckstops. A recent referendum, effective July 1999, prohibits video poker outside casinos in these parishes. The Company anticipates that it will capture a share of this $80 million market, based upon a recent survey of video poker players in these parishes. For the fiscal year ended November 30, 1998, LCC generated revenues of $70.8 million.

         The Casino Rouge features a four-story, 47,000 square foot riverboat casino, replicating a 19th century Mississippi River paddlewheel steamboat, and a two-story, 58,000 square foot dockside embarkation building. The riverboat has a capacity of 1,800 customers and emphasizes spaciousness and excitement with its ample aisle space, 15-foot ceilings, a large central atrium and specially designed lighting. The overall effect avoids the cramped atmosphere found in many riverboat casinos. Patrons are offered a selection of 946 gaming machines and 43 table games in 28,000 square feet of gaming space spread over three decks. The dockside embarkation facility, which in fiscal year 1998 underwent a $2.3 million renovation, offers a panoramic view of the Mississippi River and features a variety of amenities, including (i) the new 268-seat "International Marketplace Buffet," (ii) an array of food, bar and lounge areas, (iii) a new meeting and planning center and (iv) a gift shop. All of the facilities are open seven days a week, 24 hours a day with eight cruises scheduled daily.

         LCC selected the site of the Casino Rouge for its convenient location and easy accessibility. The 23-acre site is located on the east bank of the Mississippi River in the East Baton Rouge Downtown Development District less than one-quarter mile from the state capital complex. The site is within approximately one mile of both Interstate 10 and Interstate 110. In addition, the site has convenient parking for approximately 1,100 cars adjacent to the embarkation facility with potential capacity for a total of 1,550 spaces.

         The Company believes that it has enhanced patron satisfaction and competed successfully due to the Casino Rouge's (i) spacious, appealing atmosphere, (ii) superior location and ease of access with ample on-site parking, (iii) effective marketing and operating strategy which has built an established local customer base and (iv) strong management team. LCC believes that these strengths should allow it to capitalize on strong local market fundamentals, permitting it to realize its goal of sustained revenue growth, particularly in light of the opportunity represented by the recent referendum providing access to new video poker win.

AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission under the Exchange Act. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material can be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains an internet web site that contains reports, proxy and information statements and other information regarding issuers (including the Company) that file electronically with the Commission. The address of that site is www.sec.gov.

OPERATING STRATEGY

         Key elements of the Company's operating strategy include the following:

         FOCUS ON THE LOCAL BATON ROUGE MARKET. LCC's operating strategy is focused primarily on catering to persons residing within the nine parishes of the greater Baton Rouge market, drawing approximately 85% of its customers from within a 25 mile radius and nearly all of its customers from within a 50 mile radius. Baton Rouge, the capital of Louisiana, is one of the fastest growing cities in Louisiana, with approximately 620,000 people residing in the greater Baton Rouge metropolitan area and 1.1 million people within a 50-mile radius. The population within a 50-mile radius of Baton Rouge is expected to increase by nearly 5% by 2002. The downtown Baton Rouge business district has been experiencing a revitalization, due in part to the consolidation all state buildings within close proximity of each other. Management expects this consolidation to have a positive impact on the Company, particularly since the largest administrative complex, a new 465,000 square foot facility, will be built directly across the street from the Casino Rouge.

         ACCESS NEW VIDEO POKER MARKET OPPORTUNITY. The Company will seek to capitalize on any increased demand for video poker resulting from the recent referendum that, effective July 1999, prohibits video poker outside of casinos in four local parishes around Baton Rouge. During the twelve months ended June 30, 1998, the four parishes generated approximately $80 million of non-casino based video poker win from approximately 1,600 video poker machines. LCC's recent survey of video poker players within these parishes indicates that the Casino Rouge has the opportunity to gain inroads into this market with minimal capital expenditures or changes to the existing casino floor plan. The Casino Rouge currently has 139 video poker machines and plans to add more machines to address this new opportunity.

         FURTHER BUILD THE ESTABLISHED CUSTOMER BASE THROUGH TARGETED MARKETING. LCC uses frequent promotional programs in order to attract target customers and establish a high level of customer recognition. In addition to aggressive marketing through radio and newspaper advertising, LCC sponsors promotions designed for groups such as senior citizens, petrochemical industry shift workers and attendees at local college sporting events. The Company also utilizes an electronic player tracking system to monitor frequency and level of play for its slot club customers, allowing LCC to focus its marketing efforts, customize its product offering and build customer loyalty. Members of the Company's "Players" club receive special privileges, such as entrance to slot tournaments, bonus play prizes based upon level of play and complimentary meals. This database and established customer base is a key asset of the Company with approximately 200,000 club members as of November 30, 1998.

         OPTIMIZE MIX OF GAMES. The Company continually attunes its overall game mix to appeal to the local Baton Rouge target market. Approximately 75% of the Casino Rouge's gaming positions are gaming machines. The 946 gaming machines include denominations of $0.05 to $100.00, with over 95% of the machines $1.00 or lower in denomination. The Company has also recently added gaming machines that are popular at Native American casinos, but which were previously unlicensed for use outside of such casinos. The Company intends ultimately to increase the number of its gaming machines to in excess of 1,000. The 43 table games offered by the Casino Rouge include craps, roulette, blackjack, mini-baccarat, Caribbean Stud, Let-It-Ride, American Poker and a Big Six Wheel, primarily with low minimum betting limits. The Company has also recently reconfigured its floor to provide continuous poker games.

         ENHANCE APPEAL OF PRODUCT OFFERINGS. To capitalize on the popularity of the Casino Rouge and to further penetrate the local market, the Company has recently completed a $2.3 million capital improvement project, which significantly enhanced the Company's dockside facilities. These improvements include the new "International Marketplace Buffet" and new meeting and planning facilities, as well as significant renovations to the riverboat, guest walkway and the pavilion area. The Company also recently upgraded its food offering with the hire of a regionally-recognized head chef. In addition, the Company periodically hosts in temporary tent facilities a variety of special events, such as holiday parties, concerts and boxing matches, which serve to increase traffic flow for the Casino Rouge. Such events have been extremely popular and typically sold-out. As a result, the Company is evaluating the construction of permanent entertainment facilities, which would be more cost effective and increase capacity.

         PROVIDE SUPERIOR CUSTOMER SERVICE. One of the primary areas of the Company's business strategy is to provide its customers with a high level of personal service. Management trains its employees to interact with guests and continually strives to instill in each employee a dedication to superior service designed to exceed guests' expectations. To this end, the Company has implemented extensive training programs and instituted programs to incentivize its employees to provide a high level of customer service.

THE BATON ROUGE MARKET

         Baton Rouge, the capital of Louisiana, is located along the Mississippi River, approximately 75 miles northwest of New Orleans. It is one of the fastest growing cities in Louisiana with approximately 620,000 people residing in the greater Baton Rouge metropolitan area and 1.1 million people within a 50-mile radius. The population within a 50-mile radius of Baton Rouge is expected to increase by nearly 5% by 2002. Major employers include the State of Louisiana, the petrochemical industry and local governments. Additionally, the city is home to thirty-one corporate and university research facilities, Louisiana State University ("LSU"), Southern University ("Southern") and a major port on the Mississippi River.

         The downtown Baton Rouge business district has been experiencing a revitalization, due in part to the state government's desire to consolidate all state buildings within close proximity of each other. Management expects this decision to have a positive impact on the Company, particularly since the largest administrative complex, a new 465,000 square foot facility, will be built directly across the street from the Casino Rouge. A 1,000-employee state administration building was also recently completed within one-quarter mile from the Casino Rouge, and other nearby facilities are in various stages of construction.

         Baton Rouge offers a number of tourist attractions in or near the city, including antebellum homes, the state capital and other historic sites, as well as LSU and Southern sporting events. Due to its political, business and educational importance, as well as its tourist attractions, Baton Rouge drew over 2.0 million visitors in both 1996 and 1997. The Company hopes to supplement its core local customer base with this visitor market.

COMPETITION

         GENERAL. The Louisiana Act limits the number of gaming casinos to fifteen riverboat casinos statewide and one land-based casino in New Orleans. Absent further state legislation and local option referendum, additional licenses cannot be granted. Fourteen of the fifteen available riverboat licenses are currently issued and outstanding: two for Baton Rouge; three for the greater New Orleans area; four for the Shreveport/Bossier City area in the northwest part of the state, approximately 235 miles from Baton Rouge; four for Lake Charles in the southwest part of the state, approximately 120 miles from Baton Rouge; and one granted to a riverboat casino which discontinued operations in New Orleans in October 1997 and whose owners received the approval of the Louisiana Board to relocate the riverboat casino for what will be the fifth license in the Shreveport/Bossier City area.

         BATON ROUGE CASINOS. The Company's principal competitor is the other Baton Rouge riverboat casino, the Belle of Baton Rouge, which opened on September 30, 1994 and is owned and operated by Argosy. Since commencing operations on December 28, 1994, the Casino Rouge has achieved an average of 57% of the market-share of gaming win on Baton Rouge riverboats as reported by the Louisiana State Police. Argosy constructed a retail, restaurant and entertainment center called "Catfish Town" as an integral part of its land-based facility which commenced operations in April 1996. As of December 31, 1998, all merchants and retailers had ceased operations at Catfish Town and there were no remaining tenants. Situated approximately a mile and a half north of the Belle of Baton Rouge, the Company believes that it enjoys a superior location at its berth on the Mississippi River in Baton Rouge. Additionally, in connection with Argosy's gaming license, Argosy agreed to build a hotel, and to be subject to an additional $2.50 admission tax per person until construction of the hotel project commences. To date, Argosy has not begun development of the hotel project, and it is unclear if and when Argosy will commence development of the proposed hotel. The additional admission tax costs Argosy approximately $3.0 million annually.

         The following table provides a quarterly summary of gaming revenue share captured by the Casino Rouge in comparison to that of the Belle of Baton
Rouge:

     BATON ROUGE RIVERBOAT GAMING MARKET TAXABLE GAMING REVENUE MARKET SHARE

                               [INSERT BAR CHART]

Source: Numbers are derived from Louisiana State Police reported taxable gaming win and are based upon November 30 fiscal years.

         Additionally, as depicted in the following table, the Casino Rouge has experienced an improving trend in gaming market win per patron as compared to that of the Belle of Baton Rouge:

        BATON ROUGE RIVERBOAT GAMING MARKET TAXABLE GAMING WIN PER PATRON

                               [INSERT BAR CHART]

Source: Numbers are derived from Louisiana State Police reported taxable gaming win and are based upon November 30 fiscal years.

         The two Baton Rouge riverboats also currently face competition from the following sources:

         NEW ORLEANS CASINOS. New Orleans has three riverboats and one land-based casino. During November 1995, the controlling partnership which owned the right to operate the only land-based casino in New Orleans, closed its temporary casino, temporarily halted construction on its permanent casino and filed for bankruptcy protection under Chapter 11. Construction of the land-based casino under changed ownership has recently resumed and operations are expected to begin in late 1999.

         NATIVE AMERICAN CASINOS. Gaming is also permitted on Native American lands in Louisiana and other states, and there are currently three such operating Native American casinos in Louisiana. Although the closest such casino is a land-based facility located on the Chitimacha reservation in Charenton, Louisiana, approximately 45 miles southwest of Baton Rouge, it is not accessible by a major highway. The closest Native American casino to Baton Rouge with major highway accessibility is a land-based facility located on the Tunica-Biloxi reservation in Mansura, Louisiana, approximately 65 miles northwest of Baton Rouge.

         MISSISSIPPI CASINOS. An emerging trend in Mississippi gaming, particularly on the Gulf Coast (approximately 125 miles from Baton Rouge), is the development of large-scale destination resort projects. As of December 31, 1998, the Mississippi Gaming Commission had granted 45 gaming licenses. Of these, 29 of the licensees have opened and are operating casinos, one licensee anticipates opening in the immediate future and the remaining licensees represent entities that have either consolidated or closed casinos.

         OTHER COMPETITION. Proposals have been introduced into the Louisiana legislature to increase the number of gaming facilities permitted in Louisiana. However, to date no such legislation has been approved and currently there are no proposals in the legislature to issue new licenses. Alternative forms of gaming are available to potential customers. Louisiana state law allows the operation of a state lottery, betting on horse racing and charitable bingo. In July 1991, Louisiana also authorized operation of video poker terminals at various types of facilities in the state, including taverns, restaurants, hotels/motels, truckstops and racing facilities. As of June 30, 1998, approximately 15,000 video poker terminals at approximately 3,600 non-casino locations were in operation throughout the state. These facilities are widely distributed throughout the state and have had no greater impact on the Baton Rouge riverboat casinos than on other Louisiana riverboats.

EMPLOYEES

         The Company maintains a staff of approximately 800 full-time equivalent employees. None of the employees are covered by a collective bargaining agreement. In 1995, two separate union elections, involving a total of less than 5% of all employees, were held and both initiatives were defeated. The Company believes that its employee relations are good.

LEGAL PROCEEDINGS

         The Company is a party to pending legal proceedings arising in the normal course of business, none of which LCC believes is material to its financial position or results of operations.

PROPERTIES

         The Casino Rouge is located on the east bank of the Mississippi River in Baton Rouge, Louisiana on an 18-acre leased site. The Company leases the 18-acre site for the Casino Rouge pursuant to a 10-year lease entered into beginning January 1994, the term of which may be extended at the Company's option for four successive five-year periods. The annual rent is equal to the greater of (a) 1.25% of all revenue generated on or by the leased premises or any riverboat docked there or (b) $33,333 per month. In addition, LCC prepaid rent of approximately $1,756,000 in connection with the lessor's acquisition of nine acres of the 18-acre site subject to the lease. Pursuant to the lease, the Company must also pay all property taxes. For the year ended November 30, 1998, the rental expense for the casino site was $909,000 (excluding amortization of prepaid rent of $180,000). The Company has the option to purchase the entire 18-acre site on or after the fifteenth anniversary of the date of the lease for a purchase price equal to the then appraised value of the original nine acres subject to the lease (excluding improvements). In addition, in September 1998 the Company purchased approximately five acres of land adjacent to its docking facilities for $1.1 million.

         The Company also leases a total of approximately 81,600 square feet for general warehousing, office use and employee parking pursuant to two separate two-year leases. The rents are $7,476 per month for one lease and $8,190 per month for the other. Each lease is a triple net lease, has two two-year renewal options and grants the Company a right of first refusal to purchase the properties. The Company has agreed, subject to due diligence, to purchase such property for $1.4 million, evidenced by a note and mortgage held by the seller of the property. For the year ended November 30, 1998, the rental expense for the general warehousing, office use and employee parking sites, was $177,000.

                               REGULATORY MATTERS

GENERAL

         LCC is subject to regulation by the State of Louisiana and, to a lesser extent, by federal law. The Company is subject to regulations that apply specifically to the gaming industry and casinos and regulations that apply to the owners and operators of riverboats in addition to regulations applicable to businesses generally. Below is a description of certain regulations to which the Company is subject. Legislative or administrative changes in applicable legal requirements have been proposed from time to time. It is possible that the applicable requirements to operate a Louisiana gaming facility will become more stringent and burdensome, and that taxes, fees and expenses may increase, as the state gains further experience in regulating gaming. Failure to comply with detailed regulatory requirements may be grounds for the suspension or revocation of a license which would have a materially adverse effect upon the Company. See "Risk Factors--Regulation."

LOUISIANA RIVERBOAT GAMING REGULATION

         In July 1991, the Louisiana legislature adopted legislation permitting certain types of gaming activity on certain rivers and waterways in Louisiana. Since May 1, 1996, gaming activities have been regulated by the Louisiana Board. Under the Louisiana Act, local authorities may impose an admission fee of up to $2.50 per passenger. Currently, Baton Rouge authorities are imposing the full $2.50 per passenger fee at the two Baton Rouge riverboats.

         The Louisiana Act authorized the issuance of up to 15 licenses to conduct gaming activities on a riverboat of new construction in accordance with applicable law. However, no more than six licenses may be granted to riverboats operating from any one parish. Of the 15 available licenses, currently 13 are in operation, one is being relocated and one has been returned to the state.

         In issuing or renewing a license, the Louisiana Board must find that the applicant is a person of good character, honesty and integrity and that the applicant is a person whose prior activities, criminal record, if any, reputation, habits and associations do not pose a threat to the public interest of the State of Louisiana or to the effective regulation and control of gaming, or create or enhance the dangers of unsuitable, unfair or illegal practices, methods and activities in the conduct of gaming or the carrying on of business and financial arrangements in connection therewith. The Louisiana Board will grant or renew a license if it finds that: (a) the applicant can demonstrate the capability, either through training, education, business experience, or a combination of the above, to operate a gaming casino; (b) the proposed financing of the riverboat and the gaming operations is adequate for the nature of the proposed operation and from a source suitable and acceptable to the Louisiana Board; (c) the applicant demonstrates a proven ability to operate a vessel of comparable size, capacity and complexity to a riverboat so as to ensure the safety of its passengers, with each employee being appropriately Coast Guard certified; (d) the applicant submits a detailed plan of design of the riverboat in its application for a license; (e) the applicant designates the docking facilities to be used by the riverboat; (f) the applicant shows adequate financial ability to construct and maintain a riverboat; and (g) the applicant has a good faith plan to recruit, train and upgrade minorities in all employment classifications.

         Riverboat gaming licenses in Louisiana are issued for an initial five-year term with annual renewals thereafter. The Company's original five-year gaming license for the Casino Rouge is up for renewal in July 1999. Each of the Company and its officers, directors, managers, principal shareholders and their officers and directors and key gaming employees will be subject to strict scrutiny and full suitability and approval by the Louisiana Board in connection with the Company's renewal application. The factors that the Louisiana Board has stated it will consider, among others, in order to renew the Company's license, include the Company's compliance with all the requirements of the Louisiana Act, the approval of various systems and procedures, the demonstration of good character (including an examination of criminal and civil records) and methods of business practice. The Louisiana Board may also seek to impose, as a condition of the license renewal, certain Louisiana, minority and female procurement goals. As a result of the Justice Department's recent indictments of former Louisiana Governor Edwin Edwards and certain other persons on charges relating to, among other things, gaming licenses in Louisiana, the Louisiana regulators are applying greater scrutiny to the suitability and business practices of the licensees. The Company believes it will be successful in receiving a renewal of its license from the Louisiana Board, but no assurance can be given as to whether or when the license will be extended, or the extent of any restrictions that may be imposed as a condition to the issuance thereof. The loss, suspension or failure to obtain a renewal of such license would have a material adverse effect on the Company. See "Risk Factors--Regulation."

         Other regulations imposed by the Louisiana Act or rules adopted pursuant thereto include, but are not limited to, the following: (a) the Company must periodically submit financial and operating reports to the Louisiana Board;
(b) owners holding greater than a 5% interest must be found suitable by the Louisiana Board; (c) any individual who is found to have a material relationship to, or involvement with, the Company may be required to be investigated for suitability; (d) if a director, officer, or key employee were found to be unsuitable, the Company would have to sever all relationships with that person;
(e) the transfer of a license or permit or an interest in a license or permit is prohibited without prior approval; (f) the Company must notify the Louisiana Board of any withdrawals of capital, loans, advances, or distributions in excess of 5% of retained earnings upon completion of such transaction; and (g) the Company must give prior notification to the Louisiana Board if it applies or receives, accepts or modifies the terms of any loan or other financing transaction. In some cases, the Louisiana Board will be required to investigate the reported transaction and to either approve or disapprove the transaction.

         The Louisiana Act or rules adopted pursuant thereto specify certain restrictions and conditions relating to the operation of riverboat gaming, including the following: (a) gaming is not permitted while a riverboat is docked, other than the 45 minutes between excursions, and during times when dangerous weather or water conditions exist as certified by the riverboat's master; (b) each round-trip riverboat cruise may not be less than three nor more than eight hours in duration, subject to specified exceptions; (c) agents of the Louisiana Board are permitted on board at any time during gaming operations; (d) gaming devices, equipment and supplies may only be purchased or leased from permitted suppliers; (e) gaming may only take place in the designated gaming area while the riverboat is upon a designated river or waterway; (f) gaming equipment may not be possessed, maintained or exhibited by any person on a riverboat except in the specifically designated gaming area, or a secure area used for inspection, repair or storage of such equipment; (g) wagers may be received only from a person present on a licensed riverboat; (h) persons under 21 are not permitted on gaming vessels; (i) except for slot machine play, wagers may be made only with tokens, chips or electronic cards purchased from the licensee aboard a riverboat; (j) licensees may only use docking facilities and routes for which they are licensed and may only board and discharge passengers at the riverboat's licensed berth; (k) licensees must have adequate protection and indemnity insurance; (l) licensees must have all necessary federal and state licenses, certificates and other regulatory approvals prior to operating a riverboat; and (m) gaming may only be conducted in accordance with the terms of the license, the Louisiana Act and the rules and regulations adopted by the Louisiana Board.

         Fees for conducting gaming activities on a riverboat pursuant to the Louisiana Act include (i) $50,000 per riverboat for the first year of operation and $100,000 per year per riverboat thereafter plus (ii) 18.5% of net gaming proceeds. The Louisiana Act also authorizes the local governing body to assess a boarding fee up to $2.50 in East Baton Rouge Parish. The City of Baton Rouge has imposed an admission fee of $2.50 for each patron boarding the vessel. For fiscal year ended November 30, 1998, LCC's boarding fee expense was $3,480,000. For competitive reasons, the Company and its Baton Rouge competitor have elected not to collect boarding fees from patrons.

         Proposals to amend or supplement the Louisiana Act are frequently introduced in the Louisiana state legislature. In addition, the state legislature from time to time considers proposals to repeal the Louisiana Act, which would effectively prohibit riverboat gaming in the State of Louisiana. Although the Company does not believe that a prohibition of riverboat gaming in Louisiana is likely, no assurance can be given that changes in the Louisiana gaming law will not occur or that such changes will not have a material adverse affect on the Company's business. On November 5, 1996, in the six parishes in which riverboats are currently located, including East Baton Rouge Parish, voters approved the continuation of riverboat gaming. In East Baton Rouge Parish and the six parishes as a whole, the vote in favor of riverboat gaming was 59% and 66%, respectively.

         At the present time, gaming is authorized between cruising excursions if the vessel is docked for less than forty-five minutes between such excursions and at such other times as the master of the vessel certifies in writing that existing weather or water conditions present a danger to the riverboat, passengers or crew. Legislation may be proposed that could involve the expansion of cruising requirements; the creation of "phantom" cruises; the establishment of a minimum number of annual cruises a vessel must take; or the authorization of unrestricted dockside gaming. The Company does not believe that any legislation which would expand cruising requirements would be successful due to the fiscal and safety concerns articulated to the Louisiana Board in its extensive review of all riverboat licensees that are required to cruise. An expansion of cruising requirements could have a negative impact on future gaming revenue and state tax revenue. See "Risk Factors--Regulation."

         The Company is currently undergoing a scheduled state audit review of its accounting procedures and reporting of revenue from its Caribbean Stud poker table games. The review has resulted in the Company being required to remit additional taxes of $248,000 and interest of $65,000 for the audit period of December 1994 through December 1998.

         In August 1996, President Clinton signed a bill creating the National Gambling Impact Study Commission (the "NGISC"), composed of individuals associated with the gaming industry as well as individuals who are openly opposed to legalized gaming, to examine the economic and social impact of gaming. The NGISC began a series of hearings on June 20, 1997 and is scheduled to release a report on its findings, together with recommended legislation and administrative action, on or before June 20, 1999. Any additional regulation of the gaming industry resulting from the NGISC's recommendations could have a material adverse impact on the gaming industry, including the Company.

UNITED STATES COAST GUARD

         Each cruising riverboat also is regulated by the United States Coast Guard, whose regulations affect boat design and stipulate on-board facilities, equipment and personnel (including requirements that each vessel be operated by a minimum complement of licensed personnel) in addition to restricting the number of persons who can be aboard the boat at any one time. The Company's riverboat must hold, and currently possesses, a Certificate of Inspection. Loss of the Certificate of Inspection of a vessel would preclude its use as an operating riverboat. For vessels of the Company's type, the inspection cycle is every five years. The Company's riverboat is scheduled to be inspected no later than December 1999. Although the vessel may be drydocked periodically for inspection of the hull, which would result in a temporary loss of service of up to two weeks, LCC believes that it will be able to avoid a drydock inspection and the potential closure associated with such inspection by utilizing an alternative underwater inspection.

         All shipboard employees of the Company employed on United States Coast Guard regulated vessels, even those who have nothing to do with the actual operation of the vessel, such as dealers, cocktail hostesses and security personnel, may be subject to the Merchant Marine Act of 1920, which, among other things, exempts those employees from state limits on workers' compensation awards. LCC believes that it has adequate insurance to cover employee claims.

THE SHIPPING ACT OF 1916; THE MERCHANT MARINE ACT OF 1936

         The Shipping Act of 1916, as amended, and the Merchant Marine Act of 1936, as amended, and applicable regulations thereunder contain provisions which would prevent persons who are not citizens of the United States from holding in the aggregate more than 25% of the outstanding shares of common stock. The Company's Articles of Incorporation provide that, in the event a shareholder's ownership prevents the Company from complying with the foreign shareholder limits imposed by these Acts, such shareholder will be required, within 30 days, to cure such problem, including through the sale of a requisite percentage of its ownership interest in the Company, or the Company will be entitled to purchase such requisite percentage from such shareholder at the price the shareholder paid to acquire it. Such payment from the Company may be made in cash, notes or preferred stock which, in the opinion of a nationally recognized investment banking firm, have a value equal to the amount required to be paid.

GENERAL NON-GAMING REGULATION

         The Company is subject to federal, state and local environmental and safety and health laws, regulations and ordinances that apply to non-gaming business generally, such as the Clean Air Act, Federal Water Pollution Control Act, Occupational Safety and Health Act, Resource Conservation Recovery Act, Oil Pollution Act and Comprehensive Environmental Response, Compensation and Liability Act, each as amended. The Company has not incurred, and does not expect to incur material expenditures with respect to such laws. There can be no assurances, however, that the Company will not incur material liability pursuant to such laws in the future.

PAID ADVERTISING AND MARKETING

         The Federal Communications Commission ("FCC") prohibits broadcasters from accepting advertising that actively promotes gaming, although the FCC does not ban all advertising for casinos. Federal regulation also restricts the circulation of certain materials related to gaming through the United States mail.

DISCOURAGEMENT OF SHARE ACCUMULATIONS

         Louisiana state law requiring approval of shareholders over certain thresholds may discourage accumulations over such limits and therefore may discourage changes in control of the Company. The federal laws referred to above may also discourage ownership by shareholders that are not United States citizens.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

         Set forth below is certain information with respect to the directors and executive officers of the Company.

NAME                      AGE     POSITION
----                      ---     --------
Sherwood M. Weiser.....   68      Chairman of the Board of Directors
Dan S. Meadows.........   52      President and Vice Chairman of the Board
                                  of Directors
Thomas L. Meehan.......   54      Director
Leon R. Tarver II......   56      Director
W. Peter Temling.......   51      Chief Financial Officer, Secretary, Treasurer
                                  and Director
Dale A. Darrough.......   51      General Manager

         The following information summarizes the business experience during at least the past five years of each director and executive officer of the Company.

         SHERWOOD M. WEISER has been the Chairman of the Board of Directors of the Company since September 1998. Mr. Weiser also is Chairman of the Board of Directors, President and Chief Executive Officer of CRC and held the same positions with CHC International, Inc. ("CHC"), a predecessor of CRC, from March 1994 until June 1998. From 1990 to March 1994, Mr. Weiser served as Chairman and Chief Executive Officer of TCC, a predecessor of CHC. Mr. Weiser is a member of the Board of Directors of Carnival Corp. and serves as a member of the Nominating Committee and Chairman of the Compensation Committee and Plan Administration Committee of the Board of Directors of Carnival Corp. Mr. Weiser is also a member of the Board of Directors of Mellon United National Bank, a subsidiary of Mellon Bank, Winsloew Furniture, Inc. and Wyndham International, Inc. and a trustee of the University of Miami.

         DAN S. MEADOWS has been President and a director of the Company since October 1993 and Vice Chairman of the Board of Directors since September 1998. From the incorporation of the Company until October 1993, he served as Secretary/Treasurer. He was elected a director in July 1993. From April 1993 to April 1995, Mr. Meadows was based in Baton Rouge and was directly responsible for the development and licensing of the Casino Rouge. Mr. Meadows and Mr. Thomas L. Meehan are the co-owners of Synura, Inc. ("Synura"), which provided funding for two corporations in which they own a significant interest:
Sportlite, Inc., an Arizona corporation involved in the development and marketing of energy saving lighting, and the Company. Prior to co-founding Synura, Mr. Meadows was involved in real estate development and marketing for 19 years.

         THOMAS L. MEEHAN has been a director of the Company since September 1998. Mr. Meehan also served as the Chairman of the Board of Directors of the Company from its inception until October 1993. Mr. Meehan is President and Chairman of the Board of Sportlite, Inc. and Chairman of the Board of Synura. In 1979, Mr. Meehan co-founded National Electric, Inc. ("NEI") and served as President and Director from 1979 until 1989. In 1987, NEI merged its business with Westinghouse Electric Corporation to become Aptus. Mr. Meehan presently is a member of the Board of Directors of Manchester Commercial Finance and Intergenerational Living and Health Care.

         LEON R. TARVER II has been a director of the Company since December 1994. Since January 1997, he has been President, and since January 1992, Professor of Public Administration, of Southern University in Baton Rouge. From February 1994 through December 1996, Mr. Tarver was Chancellor for Administration of Southern University. From August 1989 to January 1992, Mr. Tarver served as the Secretary of the Louisiana Department of Revenue and Taxation.

         W. PETER TEMLING has been Chief Financial Officer, Secretary and Treasurer of the Company since May 1998 and became a director of the Company in September 1998. From October 1993 to May 1998 he was acting Chief Financial Officer of the Company. He was a director of the Company from November 1993 through November 1994. He also is Executive Vice President/Finance and Chief Financial Officer and a director of CRC and held the same positions with CHC from 1994 until June 1998. Prior to the formation of CHC in March 1994, Mr. Temling held similar positions with TCC. Mr. Temling joined TCC in 1981 after serving 12 years with the Sheraton Corporation, where his responsibilities included business planning for more than 100 hotels, the opening of hotels worldwide and directing the financial functions for the franchise division consisting of 400 hotels and inns. Mr. Temling also is a certified public accountant.

         DALE A. DARROUGH has been General Manager of the Company since February 1996. From October 1995 to February 1996, he served as Executive Vice President, Operations, with Shuffle Master Gaming, Inc. Prior thereto, from August 1995, Mr. Darrough was a Consultant to Hyatt Development Corp. He held positions with Bally's Casino Resort from April 1991 to July 1995, most recently as Senior Vice President, Casino Operations.

EXECUTIVE COMPENSATION

         The following table provides a summary of the compensation for the fiscal years ended November 30, 1998, 1997 and 1996 of the Chairman of the Board and President of the Company and the other executive officers who received cash compensation in excess of $100,000 during fiscal 1998 from the Company.

                           SUMMARY COMPENSATION TABLE

                                                                   OTHER ANNUAL
NAME AND POSITION             YEAR       SALARY       BONUS      COMPENSATION(1)
-----------------             ----       ------       -----      ---------------
Sherwood M. Weiser(2)         1998         $--         $--             $--
   Chairman of the Board

Robert B. Sturges(3)          1998         $--         $--             $--
   Chairman of the Board      1997         $--         $--             $--
                              1996         $--         $--             $--

Dan S. Meadows(4)             1998         $--         $--             $--
   President and Vice         1997         $--         $--             $--
   Chairman of the Board      1996         $--         $--             $--

Dale A. Darrough              1998      $181,557     $40,000           $--
   General Manager            1997      $161,000     $50,000           $--
                              1996      $120,785       $--             $--

(1) Aggregate amount of other annual compensation does not exceed the lesser of $50,000 or 10% of executive officers's salary and bonuses.
(2)      Mr. Weiser became Chairman of the Board in September 1998.
(3) Mr. Sturges resigned from the position of Chairman of the Board in September 1998.
(4) Mr. Meadows together with Mr. John R. Rauen, Senior Vice President/Operations of CRC, serve as the only members of the Executive Committee of the Board of Directors. They do not receive any compensation from the Company. They are reimbursed their reasonable expenses for Board of Directors meetings attended as explained below in "--Compensation of Directors." See "Principal Shareholders" and "Certain Relationships and Related Transactions."

COMPENSATION OF DIRECTORS

         Directors of the Company who are either employees of the Company or elected pursuant to the Shareholder Agreement, dated October 8, 1993 by and among the Company, CRC, Jerry L. Bayles, Dan S. Meadows, Leon R. Tarver and Thomas L. Meehan (the "Shareholder Agreement") are reimbursed their reasonable expenses for meetings attended but do not receive any separate compensation. As a director, Mr. Tarver receives an annual retainer of $10,000 and reimbursement of reasonable expenses for meetings attended. On December 1, 1994, the Company issued 2,450 shares of Common Stock to Mr. Tarver, which are now fully vested. In addition, Mr. Tarver receives $24,000 annually to serve as Chairman of the Company's Minority Business and Economic Advisory Committee. The Company's Audit Committee consists of Messrs. Meadows, Rauen, Temling, Meehan and Tarver.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The Company has no standing Compensation Committee of the Board of Directors; therefore, all members of the Board of Directors participate in deliberations concerning executive officer compensation.

                             PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of March 15, 1999 (a) by each person who beneficially owns more than five percent of the Company's Common Stock, (b) by each of the Company's directors, (c) by each executive officer listed in the Summary Compensation Table who is not a director and (d) by all executive officers and directors as a group.

                                                           COMMON STOCK               PERCENT
NAME AND ADDRESS OF BENEFICIAL OWNER                   BENEFICIALLY OWNED(1)         OF CLASS
------------------------------------                   ---------------------         --------
CRC Holdings, Inc.,(3)...........................             588,200                  59.0%
d/b/a Carnival Resorts and Casinos
3250 Mary Street
Miami, FL 33133

Dan S. Meadows
2422 E. Solano
Phoenix, AZ 85016 ...............................             130,711                  13.1%

Jerry L. Bayles
2236 Estate Road
Baton Rouge, LA 70808............................             130,711                  13.1%

Thomas L. Meehan
7331 Tilden Lane
Naples, FL 34108.................................             130,711                  13.1%

Sherwood M. Weiser(3)
CRC Holdings, Inc.
3250 Mary Street
Miami, FL 33133..................................               --                      --

W. Peter Temling(3)
CRC Holdings, Inc.
3250 Mary Street
Miami, FL 33133..................................               --                      --

Leon R. Tarver, II
16215 Chadsford Avenue
Baton Rouge. LA 70817............................              2,450                    (2)

All directors and executive officers
     as a group (six persons)(3).................             263,872                  26.5%

(1) The voting and investment power with regard to the shares of Common Stock beneficially owned by all shareholders are restricted by the Shareholder Agreement.
(2)      Less than 1%.
(3) Mr. Weiser and Mr. Temling are principal shareholders and officers of CRC. Mr. Weiser has the right to vote in excess of 50% of the outstanding common stock of CRC.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      CRC and the Company are parties to a Casino Consulting and Management Agreement, dated December 11, 1992, as amended (the "Management Agreement"), pursuant to which, prior to the opening of the Casino Rouge, CRC provided consulting and technical services to the Company in connection with the planning, development and equipping of the Casino Rouge. CRC assisted the Company in preparing the Casino Rouge for operations, including hiring a full staff of employees, designing the Casino Rouge, establishing accounting systems, and developing marketing and casino operations concepts. Upon opening of the Casino Rouge, CRC commenced handling all aspects of Casino Rouge's management pursuant to the terms of the Management Agreement. The Management Agreement expires in December 2004, subject to extension at the option of CRC for an additional 10-year period. CRC is entitled to an annual management fee equal to 2% of gross revenues plus 5% of total operating income (as such terms are defined in the Management Agreement). By separate agreement, CRC has agreed to pay one-half of its 5% fee of total operating income to Dan S. Meadows, Jerry L. Bayles and Thomas L. Meehan, aggregate holders of approximately 40% of the Company's Common Stock. Mr. Meadows also serves as the Company's President and Vice Chairman of the Board and Mr. Meehan serves as a director of the Company. For the fiscal years ended November 30, 1998, 1997 and 1996, the amount earned by CRC pursuant to the Management Agreement was $2,195,000, $2,214,000 and $2,567,000, respectively. For the fiscal years ended November 30, 1998, 1997 and 1996, the amount paid by CRC to Messrs. Meadow, Bayles and Meehan was $369,000, $407,000 and $516,000, respectively.

      On September 22, 1993, CRC extended a $2 million credit facility to the Company. At the closing of the issuance of the Company's 11 1/2% Notes due 1998, CRC converted all of the $2 million of indebtedness then outstanding under such facility into 20% of the Common Stock. In October 1993, the Company issued and sold to CRC 40% of the then issued and outstanding Common Stock for $3 million pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") among the Company, CRC and Messrs. Meadows, Bayles and Meehan. The Company and Messrs. Meadows, Bayles and Meehan, on the one hand, and CRC on the other, agreed to indemnify each other in the event of certain breaches of the Stock Purchase Agreement. The Company and Messrs. Meadows, Bayles and Meehan further agreed to indemnify CRC in the event of certain liabilities arising out of activities prior to the date of the Stock Purchase Agreement.

      Other than warrantholders who exercised warrants to purchase common stock, all shareholders are parties to the Shareholder Agreement with regard to the ongoing operation, management and financing of the Company. Pursuant to the Shareholder Agreement, all actions by the Board of Directors require the majority approval of the directors. The Shareholder Agreement also provides for an Executive Committee of the Board, consisting of one nominee of CRC and one nominee of the individual shareholders, who currently are Mr. Rauen and Mr. Meadows, respectively. All actions of the Executive Committee require the unanimous approval of both members. Unless rescinded by a vote of the holders of 51% of the outstanding Common Stock, the Shareholder Agreement provides that the Executive Committee is delegated all of the duties and responsibilities of the Board of Directors. The Shareholder Agreement also provides that certain actions cannot be taken without the approval of the holders of either 51% or 67% of the outstanding Common Stock, as the case may be, including: (a) the authorization or issuance of any additional Common Stock (or any securities convertible into or rights to acquire Common Stock); (b) the sale, lease, transfer, mortgage, pledge or other disposition of or the acquisition of any assets of the Company, other than in the ordinary course of developing or operating the Casino Rouge;
(c) the authorization or execution of contracts for major landsite improvements, any amendment to the landsite lease and contracts for acquiring additional land as part of the Casino Rouge; (d) all submissions to the Louisiana Board and any modification or amendment of any approvals or licenses; (e) the redemption, retirement, purchase or other acquisition by the Company of any Common Stock and the declaration of any dividend or distribution on account of any capital stock or any merger, consolidation, split, reverse split or other change of the capitalization of the Company; (f) the election of any additional members of the Board of Directors; (g) the approval of the operational budget for the Casino Rouge presented by CRC pursuant to the Management Agreement; (h) the resolution of any deadlock between the members of the Executive Committee; (i) any amendment to the Articles of Incorporation or By-laws of the Company; and (j) the initiation or settlement of any material litigation or other dispute by or against the Company.

      The Shareholder Agreement also limits the transfer of the Common Stock owned by the shareholders party thereto. The shares of Common Stock to be issued in connection with the recent exercise of the Warrants will not become subject to the transfer restrictions contained in the Shareholder Agreement. Such restrictions will also lapse upon the consummation of a public offering of Common Stock. Additionally, any transfer must be subject to any required regulatory approvals. The transferee must agree to hold its shares subject to the terms of the Shareholder Agreement and must be of such character and reputation so as not to jeopardize any regulatory approval held by the Company or the shareholders and affiliates thereof. Any transfer, other than to Permitted Transferees (as defined in the Shareholder Agreement), is subject to a right of first refusal by the other parties. If the Management Agreement terminates for any reason, CRC shall have the right to make an offer to sell to the other shareholders all its Common Stock or to purchase from the other shareholders all their Common Stock on the terms set forth in the offer. The Shareholder Agreement also requires CRC, to the extent required by any individual vendor or supplier, to negotiate and enter into a guaranty of the Company's payment obligations under agreements to lease or purchase gaming equipment. The terms of such guaranties shall be subject to the approval of CRC.

      On September 15, 1998, the Company resolved a regulatory inquiry from the Louisiana Board relating to a 1994 stock ownership issue whereby the Company agreed to reimburse the Louisiana Riverboat Gaming Enforcement Division of the State Police (the "Division") $50,000, constituting the Division's costs and expenses of conducting the investigation, pay a fine of $200,000 and comply with a decree to establish a regulatory compliance committee. CRC has reimbursed the Company for such fine and costs.

      On November 30, 1998, the Company redeemed from Thomas L. Meehan the 11,000 outstanding shares of the Company's Redeemable Preferred Stock for an aggregate payment of $1,760,000. Such redemption was in accordance with the terms of such preferred stock.

                              DESCRIPTION OF NOTES

GENERAL

      The New Notes, like the Old Notes, will be issued pursuant to the Indenture. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The terms of the New Notes are substantially identical in all material respects to the terms of the Old Notes, except that (i) the New Notes will not be subject to the restrictions on transfer (other than with respect to holders that are broker-dealers, persons who participated in the distribution of the Old Notes or affiliates) and (ii) the Registration Rights Agreement covenants regarding registration and the related Liquidated Damages (other than those that have accrued and were not paid, if any) with respect to Registration Defaults will have been deemed satisfied. The Notes are subject to all such terms, and Holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture and the Security Documents (as defined) and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Indenture and the Security Documents, including the definitions therein of certain terms used below. Copies of the forms of Indenture, the Security Documents and the Registration Rights Agreement are available from the Company upon request. The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions."

      The Notes will be senior secured obligations of the Company and will rank senior in right of payment to all existing and future subordinated Indebtedness of the Company and PARI PASSU in right of payment with all existing and future senior Indebtedness of the Company.

      The Indenture will allow the Company to designate certain Subsidiaries as Unrestricted Subsidiaries.

      The New Notes will be issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof.

PRINCIPAL, MATURITY AND INTEREST

      The Indenture does not limit the aggregate principal amount of Notes that may be issued thereunder and provides that subject to the covenant in the Indenture described under "--Certain Covenants--Limitation on Incurrence of Indebtedness," additional Notes may be issued thereunder from time to time, without the consent of the Holders of previously issued Notes, in an aggregate principal amount to be determined from time to time by the Company. The Notes will mature on December 1, 2005. Interest on the Notes will be payable semi-annually on June 1 and December 1 of each year, commencing on June 1, 1999, to Holders of record on the immediately preceding May 15 and November 15, respectively. The Notes will bear interest at 11% per annum from the date of original issue. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Notes will be payable both as to principal and interest at the office or agency of the Company maintained for such purpose within the City of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders. Until otherwise designated by the Company, the Company's office or agency will be the office of the U.S. Bank Trust National Association as Trustee under the Indenture (the "Trustee") maintained for such purpose. If a payment date is a Legal Holiday, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

REDEMPTION

      AT THE OPTION OF THE COMPANY. Except as set forth below, the Notes are not redeemable at the Company's option prior to December 1, 2002. Thereafter, the Notes will be subject to redemption at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to the applicable date of redemption, if redeemed during the 12-month period beginning on December 1 of the years indicated below:

                  YEAR                              PERCENTAGE
                  ----                              ----------
                  2002..........................     105.50%
                  2003..........................     102.75%
                  2004 and thereafter...........     100.00%

         Notwithstanding the foregoing, at any time or from time to time prior to December 1, 2001, the Company may redeem up to one-third of the aggregate principal amount of the Notes at a redemption price of 111% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, through the applicable date of redemption, with the net cash proceeds of one or more Public Equity Offerings; provided, that (i) such redemption shall occur within 60 days of the date of closing of such Public Equity Offering and (ii) at least two-thirds of the aggregate principal amount of Notes issued on or after the Issue Date remains outstanding immediately after giving effect to each such redemption.

         The Notes will also be redeemable, in whole or in part, at any time upon not less than 20 Business Days nor more than 60 days notice (or such earlier date as may be ordered by any Governmental Authority) at 100% of the principal amount thereof plus accrued and unpaid interest thereon to the redemption date, pursuant to a Required Regulatory Redemption.

         If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a PRO RATA basis, by lot or by such method as the Trustee deems to be fair and appropriate; provided, that Notes of $1,000 or less may not be redeemed in part. Except in the case of a Required Regulatory Redemption requiring less notice, notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at such Holder's registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the date of redemption, interest will cease to accrue on Notes or portions thereof called for redemption.

         MANDATORY. The Notes will not be entitled to any mandatory redemption or sinking fund.

SUBSIDIARY GUARANTORS

         The repayment of the Notes will be unconditionally and irrevocably guaranteed, jointly and severally, by all future Restricted Subsidiaries. On the date of the Indenture, the Company will have no Subsidiaries. The Indenture will provide that so long as any Notes remain outstanding, any future Restricted Subsidiary of the Company shall enter into a Subsidiary Guaranty.

         If all of the Capital Stock of any Subsidiary Guarantor is sold by the Company or any of its Subsidiaries to a Person (other than the Company or any of its Subsidiaries) and the Net Proceeds from such Asset Sale are used in accordance with the terms of the covenant described under "--Limitation on Asset Sales," then such Subsidiary Guarantor shall be released and discharged from all of its Obligations under its Subsidiary Guaranty and the Indenture.

         The Obligations of each Subsidiary Guarantor under its Subsidiary Guaranty will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the Obligations of such other Subsidiary Guarantor under its Subsidiary Guaranty, result in the Obligations of such Subsidiary Guarantor under its Subsidiary Guaranty not constituting a fraudulent conveyance or fraudulent transfer under federal or state law or render a Subsidiary Guarantor insolvent.

SECURITY

         The Company will assign and pledge as collateral to the Trustee, for the benefit of the Trustee and the Holders, as security for the Company's obligations with respect to the Notes (i) the riverboat and the land-based facility comprising the

Casino Rouge, (ii) all additions or improvements thereon, and (iii) all real property, furniture, fixtures and equipment, inventory, accounts, contract rights and other general intangibles, cash, trademarks and trade names (collectively the "Collateral"). Notwithstanding the foregoing, the term Collateral shall not include the Excluded Assets.

         The security interest in the Collateral will be a first priority security interest, subject to certain exceptions permitted by the Indenture and the Security Documents. The security interest in favor of the Trustee and the Holders will be created in the riverboat pursuant to a first preferred ship mortgage (the "Ship Mortgage"), in real property Collateral pursuant to mortgages or deeds of trust (the "Shore Mortgages" and, together with the Ship Mortgage, the "Mortgages"), and in all other Collateral pursuant to a security agreement from the Company in favor of the Trustee (the "Security Agreement" and, together with the Mortgages, the "Security Documents").

         The proceeds of any sale of the Collateral pursuant to the Indenture and the Security Documents following an Event of Default may not be sufficient to satisfy payments due on the Notes. In addition, the ability of the Holders to realize upon the Collateral may be limited pursuant to applicable laws, including gaming, bankruptcy or securities laws.

         If an Event of Default occurs and is continuing, the Trustee, on behalf of the Holders, in addition to any rights or remedies available to it under the Indenture and the Security Documents, may take such action as it deems advisable to protect and enforce its rights in the Collateral, including the institution of sale or foreclosure proceedings. The proceeds received by the Trustee from any such sale or foreclosure will be applied by the Trustee first to pay the expenses of such sale or foreclosure and fees and other amounts then payable to the Trustee under the Indenture, and thereafter to pay amounts due and payable with respect to the Notes.

         CERTAIN GAMING LAW LIMITATIONS. The Trustee's ability to foreclose upon the Collateral will be limited by relevant gaming laws, which generally require that Persons who own or operate a casino or purchase or sell gaming equipment hold a valid gaming license or permit. No Person can hold a license in the State of Louisiana unless the Person is found qualified or suitable by the relevant Gaming Authorities. In order for the Trustee to be found qualified or suitable such Gaming Authorities would have discretionary authority to require the Trustee and any or all of the Holders to file applications, be investigated and be found qualified or suitable as an owner or operator of gaming establishments. The applicant for qualification, a finding of suitability or licensing must pay all costs of such investigation. If the Trustee is unable or chooses not to qualify, be found suitable, or licensed to own, operate or sell such assets, it would have to retain an entity licensed to operate or sell such assets. In addition, in any foreclosure sale or subsequent resale by the Trustee, licensing requirements under the relevant gaming laws may limit the number of potential bidders and may delay any sale, either of which events could have an adverse effect on the sale price of such Collateral. Therefore, the practical value of realizing on the Collateral may, without the appropriate approvals, be limited.

         CERTAIN BANKRUPTCY LIMITATIONS. The right of the Trustee to repossess and dispose of the Collateral upon the occurrence of an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Company prior to the Trustee having repossessed and disposed of the Collateral. Under the Bankruptcy Code, a secured creditor is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and to use collateral owned as of the date of the bankruptcy filing (and the proceeds, products, offspring, rents or profits of such collateral to the extent provided by the Security Agreement and by applicable nonbankruptcy law) even though the debtor is in default under the applicable debt instruments, provided, that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Trustee could repossess or dispose of the Collateral or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of "adequate protection." Furthermore, in the event a bankruptcy court determines the value of the Collateral is not sufficient to repay all amounts due on the Notes, the Holders would hold secured claims to the extent of the value of the Collateral to which the Holders are entitled, and would hold unsecured claims with respect to such shortfall. Applicable federal bankruptcy laws do not permit the payment and/or accrual of post-petition interest, costs and attorneys' fees during a debtor's bankruptcy case unless the claims are oversecured or the debtor is solvent at the time of reorganization. In addition, in the event that the Company becomes the subject of a bankruptcy case, the bankruptcy court, among other things, may avoid certain transfers made by the entity that is the subject of the bankruptcy filing, including, without limitation, transfers held to be fraudulent conveyances and preferences.

         Further, certain limitations exist under the Merchant Marine Act of 1936 on the ability of non-U.S. citizens to realize upon collateral consisting of vessels documented under the laws of the United States. To the extent that the Holders are non-U.S. citizens, such limitation could adversely affect the ability of the Trustee to complete foreclosure on the Collateral. Also, the Trustee may be required to foreclose through a federal court admiralty proceeding. Such a proceeding would entail compliance with notice and other procedural requirements, and could require posting of a substantial bond with the U.S. Marshall.

REPURCHASE UPON CHANGE OF CONTROL

         Upon the occurrence of a Change of Control, the Company will be required to offer to repurchase all of the Notes then outstanding (the "Change of Control Offer") at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (the "Change of Control Payment"). Within 30 days following any Change of Control, the Company must mail or cause to be mailed a notice to each Holder stating, among other things: (i) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 45 days from the date such notice is mailed (the "Change of Control Payment Date"); (ii) that any Holder electing to have Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes completed, to the paying agent with respect to the Notes (the "Paying Agent") at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date; and (iii) that the Holder will be entitled to withdraw such election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes delivered for purchase, and a statement that such Holder is withdrawing his election to have such Notes purchased.

         The Company will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes in connection with a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

         On the Change of Control Payment Date, the Company will, to the extent lawful, (i) accept for payment the Notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and not withdrawn, and (iii) deliver or cause to be delivered to the Trustee the Notes so accepted, together with an Officers' Certificate stating that the Notes or portions thereof tendered to the Company are accepted for payment. The Paying Agent will promptly mail to each Holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Trustee will authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, that each such new Note will be in the principal amount of $1,000 or an integral multiple thereof. The Company will announce the result of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

         Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

         There can be no assurance that sufficient funds will be available at the time of any Change of Control Offer to make required repurchases.

         The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

         The term "all or substantially all" as used in the definition of Change in Control has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders elect to exercise their rights under the Indenture and the Company elects to contest such election, there could be no assurance as to how a court would interpret the phrase under New York law, which may have the effect of preventing the Trustee or the Holders from successfully asserting that a Change in Control has occurred.

CERTAIN COVENANTS

         LIMITATION ON RESTRICTED PAYMENTS. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

                  (i) declare or pay any dividend or make any distribution on account of any Equity Interests of the Company or any of its Subsidiaries or, make any other payment to any Excluded Person or Affiliate thereof (other than (A) dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or (B) amounts payable to the Company or any Restricted Subsidiary);

                  (ii) purchase, redeem or otherwise acquire or retire for value any Equity Interest of the Company, any Subsidiary or any other Affiliate of the Company (other than any such Equity Interest owned by the Company or any Restricted Subsidiary);

                  (iii) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Subsidiary Guarantor that is subordinated in right of payment to the Notes or such Subsidiary Guarantor's Subsidiary Guaranty thereof, as the case may be, prior to any scheduled principal payment, sinking fund payment or other payment at the stated maturity thereof; or

                  (iv) make any Restricted Investment

(all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

                  (a) no Default or Event of Default has occurred and is continuing or would occur as a consequence thereof,

                  (b) immediately after giving effect to such Restricted Payment on a pro forma basis, the Interest Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such Restricted Payment is made would have been not less than 2.0 to 1.0, and

                  (c) such Restricted Payment (the value of any such payment, if other than cash, being determined in good faith by the Board of Directors of the Company and evidenced by a resolution set forth in an Officers' Certificate delivered to the Trustee), together with the aggregate of all other Restricted Payments made after the Issue Date (including Restricted Payments permitted by clauses (i) and (ii) of the next following paragraph and excluding Restricted Payments permitted by the other clauses therein), is less than the sum of (1) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from December 1, 1997 to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, 100% of such deficit), plus (2) 100% of the aggregate net cash proceeds (or of the net cash proceeds received upon the conversion of non-cash proceeds into cash) received by the Company from the issuance or sale, other than to a Subsidiary, of Equity Interests of the Company (other than Disqualified Stock) after the Issue Date and on or prior to the time of such Restricted Payment, plus (3) 100% of the aggregate net cash proceeds (or of the net cash proceeds received upon the conversion of non-cash proceeds into cash) received by the Company from the issuance or sale, other than to a Subsidiary, of any convertible or exchangeable debt security of the Company that has been converted or exchanged into Equity Interests of the Company (other than Disqualified Stock) pursuant to the terms thereof after the Issue Date and on or prior to the time of such Restricted Payment (including any additional net proceeds received by the Company upon such conversion or exchange) plus
         (4)
         the aggregate Return from Unrestricted Subsidiaries after the Issue Date and on or prior to the time of such Restricted Payment.

The foregoing provisions will not prohibit:

                  (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would not have been prohibited by the provisions of the Indenture;

                  (ii) the redemption, purchase, retirement or other acquisition of any Equity Interests of the Company or Indebtedness of the Company or any Restricted Subsidiary in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary) of, other Equity Interests of the Company (other than Disqualified Stock);

                  (iii) the satisfaction of the Company's obligations with respect to the Warrants, in accordance with the terms thereof as in effect on the Issue Date;

                  (iv) the redemption, repurchase or payoff of any Indebtedness of the Company or a Restricted Subsidiary with proceeds of any Refinancing Indebtedness permitted to be incurred pursuant to the provision described under "--Limitation on Incurrence of Indebtedness";

                  (v) transactions contemplated by the Management Agreement as in effect on the Issue Date; and

                  (vi) (a) employment agreements, arrangements and plans (including stock plans) entered into by the Company or any Restricted Subsidiary (and the granting of awards thereunder) in each case in the ordinary course of business with the approval of the disinterested members of the Board of Directors of the Company or, if none, unanimously by such Board of Directors;

                       (b) reasonable and customary fees and compensation paid to and indemnity provided on behalf of, directors of the Company; and

                       (c) customary reimbursement of travel and similar expenses in the ordinary course of business.

         Not later than the date of making any Restricted Payment, the Company will deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this covenant were computed, which calculations may be based upon the Company's latest available financial statements.

         LIMITATION ON INCURRENCE OF INDEBTEDNESS. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly,
(i) create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable with respect to, contingently or otherwise (collectively, "incur"), any Indebtedness (including, without limitation, Acquired Debt) or
(ii) issue any Disqualified Stock; provided, that the Company may incur Indebtedness (including, without limitation, Acquired Debt) and issue shares of Disqualified Stock (and a Restricted Subsidiary may incur Acquired Debt) if (x) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a pro forma basis to such incurrence or issuance, and (y) the Interest Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been not less than
2.5 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period; provided, that in the case of Indebtedness (other than Indebtedness outstanding under the Revolving Credit Facility, Purchase Money Obligations, Capital Lease Obligations or Acquired
Debt), the Weighted Average Life to Maturity and final stated maturity of such Indebtedness is greater than the Weighted Average Life to Maturity and final stated maturity of the Notes. Accrual of interest, accretion of accreted value, and the payment of interest in the form of additional Indebtedness will not be deemed to be the incurrence of Indebtedness for purpose of this covenant.

         Notwithstanding the foregoing, the foregoing limitations will not prohibit the incurrence of:

                  (a) Indebtedness under the Revolving Credit Facility; provided, that the aggregate principal amount of Indebtedness so incurred on any date, together with all other Indebtedness incurred pursuant to this clause (a) and outstanding on such date, shall not exceed $5 million less the aggregate amount of commitment reductions contemplated by clause (iii) under the caption "Limitation on Asset Sales;"

                  (b) Purchase Money Obligations; provided, that the aggregate principal amount of Indebtedness so incurred on any date, together with all other Indebtedness incurred pursuant to this clause (b) and outstanding on such date, shall not exceed $2.5 million;

                  (c) Performance bonds, appeal bonds, surety bonds, insurance obligations or bonds and other similar bonds or obligations (including Obligations under letters of credit) incurred in the ordinary course of business;

                  (d) Hedging Obligations incurred to fix the interest rate on any variable rate Indebtedness otherwise permitted by the Indenture; provided, that the notional principal amount of each such Hedging Obligation does not exceed the principal amount of the Indebtedness to which such Hedging Obligation relates;

                  (e) Indebtedness outstanding on the Issue Date, including the Notes outstanding on the Issue Date and the Subsidiary Guaranties thereof; and

                  (f) Indebtedness issued in exchange for, or the proceeds of which are contemporaneously used to extend, refinance, renew, replace, or refund (collectively, "Refinance"), Indebtedness incurred pursuant to the Interest Coverage Ratio test set forth in the immediately preceding paragraph, clause (e) above or this clause (f) (the "Refinancing Indebtedness"); provided, that (i) the principal amount of such Refinancing Indebtedness does not exceed the principal amount of Indebtedness so Refinanced (including any required premiums and out-of-pocket expenses reasonably incurred in connection therewith),
         (ii) the Refinancing Indebtedness has a final scheduled maturity that equals or exceeds the final stated maturity, and a Weighted Average Life to Maturity that is equal to or greater than the Weighted Average Life to Maturity, of the Indebtedness being Refinanced and (iii) the Refinancing Indebtedness ranks, in right of payment, no more favorable to the Notes than the Indebtedness being Refinanced.

         LIMITATION ON ASSET SALES. The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Sale unless:

                  (i) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale not less than the fair market value of the assets subject to such Asset Sale;

                  (ii) at least 80% of the consideration for such Asset Sale is in the form of cash or Cash Equivalents or liabilities of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or any Subsidiary Guaranty) that are assumed by the transferee of such assets (provided, that following such Asset Sale there is no further recourse to the Company or its Restricted Subsidiaries with respect to such liabilities); and

                  (iii) within 270 days of such Asset Sale, the Net Proceeds thereof are (A) invested in assets related to the business of the Company or its Restricted Subsidiaries (which, in the case of an Event of Loss of the Casino Rouge or any replacement Gaming Vessel (a "Replacement Vessel"), must be a Gaming Vessel having a fair market value, as determined by an independent appraisal, at least equal to the fair market value of the Casino Rouge or such Replacement Vessel immediately preceding such Event of Loss), (B) applied to repay Indebtedness under Purchase Money Obligations incurred in connection with the asset so sold, (C) applied to repay Indebtedness under the Revolving Credit Facility and permanently reduce the commitment thereunder in the amount of the Indebtedness so repaid or (D) to the extent not used as provided in clauses (A), (B), or (C) applied to make an offer to purchase Notes as described below (an "Excess Proceeds Offer"); provided, that the Company will not be required to make an Excess Proceeds Offer until the amount of Excess Proceeds is greater than $5,000,000.

         Notwithstanding the foregoing, the Company shall not be permitted to directly or indirectly sell, assign, lease, convey or otherwise dispose of the Casino Rouge or any Replacement Vessel (other than in connection with an Event of Loss) unless, within 60 days of such disposition, the Company replaces the Casino Rouge or such Replacement Vessel with a Gaming Vessel having a fair market value, as determined by an independent appraisal, at least equal to the fair market value of the Casino Rouge or such Replacement Vessel immediately preceding such disposition.

         Pending the final application of any Net Proceeds, the Company may temporarily reduce Indebtedness under the Revolving Credit Facility or temporarily invest such Net Proceeds in Cash Equivalents.

         Net Proceeds not invested or applied as set forth in the preceding clauses (A), (B) or (C) constitute "Excess Proceeds." If the Company elects, or becomes obligated to make an Excess Proceeds Offer, the Company will offer to purchase Notes having an aggregate principal amount equal to the Excess Proceeds (the "Purchase Amount"), at a purchase price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date. The Company must commence such Excess Proceeds Offer not later than 30 days after the expiration of the 270 day period following the Asset Sale that produced such Excess Proceeds. If the aggregate purchase price for the Notes tendered pursuant to the Excess Proceeds Offer is less than the Excess Proceeds, the Company and its Restricted Subsidiaries may use the portion of the Excess Proceeds remaining after payment of such purchase price for general corporate purposes.

         The Indenture will provide that each Excess Proceeds Offer will remain open for a period of 20 Business Days and no longer, unless a longer period is required by law (the "Excess Proceeds Offer Period"). Promptly after the termination of the Excess Proceeds Offer Period, the Company will purchase and mail or deliver payment for the Purchase Amount for the Notes or portions thereof tendered, pro rata or by such other method as may be required by law, or, if less than the Purchase Amount has been tendered, all Notes tendered pursuant to the Excess Proceeds Offer. The principal amount of Notes to be purchased pursuant to an Excess Proceeds Offer may be reduced by the principal amount of Notes acquired by the Company through purchase or redemption (other than pursuant to a Change of Control Offer) subsequent to the date of the Asset Sale and surrendered to the Trustee for cancellation.

         Any Excess Proceeds Offer will be conducted in compliance with applicable regulations under the federal securities laws, including Exchange Act Rule 14e-1. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

         The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, create or suffer to exist or become effective any restriction that would impair the ability of the Company to make an Excess Proceeds Offer upon an Asset Sale or, if such Excess Proceeds Offer is made, to pay for the Notes tendered for purchase.

         LIMITATION ON LIENS. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset (including, without limitation, all real, tangible or intangible property) of the Company or any Restricted Subsidiary, whether now owned or hereafter acquired, or on any income or profits therefrom, or assign or convey any right to receive income therefrom, except Permitted Liens.

         LIMITATION ON RESTRICTIONS ON SUBSIDIARY DIVIDENDS. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

                  (i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (a) on such Restricted Subsidiary's Capital Stock or (b) with respect to any other interest or participation in, or measured by, such Restricted Subsidiary's profits, or

                  (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries,

                  (iii) make loans or advances to the Company or any of its Restricted Subsidiaries, or

                  (iv) transfer any of its assets to the Company or any of its Restricted Subsidiaries, except, with respect to clauses (i) through (iv) above, for such encumbrances or restrictions existing under or by reason of:

                  (1) a Revolving Credit Facility entered into during the six month period commencing on the Issue Date (the "Initial Facility") or any other Revolving Credit Facility containing dividend or other payment restrictions that are not more restrictive than those contained in the documents governing the Initial Facility;

                  (2) the Indenture, the Security Documents and the Notes;

                  (3) applicable law;

                  (4) Acquired Debt; provided, that such encumbrances and restrictions are not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

                  (5) customary non-assignment and net worth provisions of any contract, lease or license entered into in the ordinary course of business;

                  (6) customary restrictions on the transfer of assets subject to a Permitted Lien imposed by the holder of such Lien; and

                  (7) the agreements governing permitted Refinancing Indebtedness, provided, that such restrictions contained in any agreement governing such Refinancing Indebtedness are no more restrictive than those contained in any agreements governing the Indebtedness being refinanced.

         MERGER, CONSOLIDATION OR SALE OF ASSETS. The Company may not consolidate or merge with or into (regardless of whether the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (determined on a consolidated basis for the Company and its Restricted Subsidiaries) in one or more related transactions to, any other Person, unless:

                  (i) the Company is the surviving Person or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia;

                  (ii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made assumes all the Obligations of the Company, pursuant to a supplemental indenture and in a form reasonably satisfactory to the Trustee, under the Notes, the Indenture, the Security Documents and the Registration Rights Agreement;

                  (iii) immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default exists; and

                  (iv) the Company, or any Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made, (A) has Consolidated Net Worth (immediately after the transaction but prior to any purchase accounting adjustments resulting from the transaction) equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will be permitted, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, to incur at least $1.00 of additional Indebtedness pursuant to the Interest Coverage Ratio test set forth in the covenant described under "--Limitation on Incurrence of Indebtedness."

         In the event of any transaction (other than a lease) described in and complying with the conditions listed in the immediately preceding paragraph in which the Company is not the surviving Person, such surviving Person or transferee shall succeed to, and be substituted for, and may exercise every right and power of, the Company under, and the Company shall be discharged from its Obligations under, the Indenture, the Notes and the Registration Rights Agreement.

         LIMITATION ON TRANSACTIONS WITH AFFILIATES. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guaranty with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), except for:

                  (i) Affiliate Transactions that, together with all related Affiliate Transactions, have an aggregate value of not more than $1,000,000; provided, that such transactions are conducted in good faith and on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time by the Company or such Restricted Subsidiary on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary;

                  (ii) Affiliate Transactions that, together with all related Affiliate Transactions, have an aggregate value of not more than $5,000,000; provided, that a majority of the disinterested members of the Board of Directors of the Company determine that such transactions are conducted in good faith and on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time by the Company or such Restricted Subsidiary on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary; or

                  (iii) Affiliate Transactions for which the Company delivers to the Trustee an opinion as to the fairness to the Company or such Restricted Subsidiary from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

         Notwithstanding the foregoing, the following will be deemed not to be Affiliate Transactions: (a) transactions between or among the Company and/or any or all of the Subsidiary Guarantors, and (b) Restricted Payments permitted by the provisions of the Indenture described above under "--Limitations on Restricted Payments" (including, without limitation, transactions contemplated by the Management Agreement as in effect on the Issue Date).

         RESTRICTION ON SALE AND ISSUANCE OF SUBSIDIARY STOCK. The Company will not, and will not permit any Restricted Subsidiary to issue or sell, any Equity Interests (other than directors' qualifying shares) of any Restricted Subsidiary to any Person other than the Company or a Wholly Owned Subsidiary of the Company; provided, that the Company and its Restricted Subsidiaries may sell all (but not less than all) of the Capital Stock of a Restricted Subsidiary owned by the Company and its Restricted Subsidiaries if the Net Proceeds from such Asset Sale are used in accordance with the terms of the covenant described under "--Limitation on Asset Sales."

         SUBSIDIARY GUARANTORS. The Company will cause each Restricted Subsidiary to (i) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee, pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Company's Obligations under the Notes and the Indenture on the terms set forth in the Indenture and
(ii) deliver to the Trustee an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation, of such Restricted Subsidiary, in each case subject to customary qualifications. Thereafter, such Restricted Subsidiary shall be a Subsidiary Guarantor for all purposes of the Indenture.

         ADDITIONAL COLLATERAL. The Company will, and will cause each of the Subsidiary Guarantors to, grant to the Trustee a first priority security interest in all Collateral, whether owned on the Issue Date or thereafter acquired, and to execute and deliver all documents and to take all action necessary or desirable to perfect and protect such a security interest in favor of the Trustee.

         LIMITATION ON LINES OF BUSINESS. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly engage to any substantial extent in any line or lines of business activity other than that which, in the reasonable good faith judgment of the Board of Directors of the Company, is a Related Business.

         REPORTS. Regardless of whether required by the rules and regulations of the Securities and Exchange Commission (the "Commission"), so long as any Notes are outstanding, the Company will furnish to the Trustee and Holders, within 15 days after the Company is or would have been required to file such with the Commission, (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including for each a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's independent certified public accountants and (ii) all information that would be required to be contained in a filing with the Commission on Form 8-K if the Company were required to file such reports. From and after the time the Company files a registration statement with the Commission with respect to the Notes, the Company will file such information with the Commission so long as the Commission will accept such filings.

EVENTS OF DEFAULT AND REMEDIES

         Each of the following will constitute an Event of Default under the
Indenture:

                  (i) default for 30 days in the payment when due of interest on the Notes;

                  (ii) default in payment of principal (or premium, if any) on the Notes when due at maturity, redemption, by acceleration or otherwise;

                  (iii) default in the performance or breach of the covenants in the Indenture described under "--Repurchase Upon Change of Control," "--Limitation on Asset Sales," or "--Merger, Consolidation or Sale of Assets;"

                  (iv) failure by the Company or any Subsidiary Guarantor for 60 days after notice to comply with any other agreements in the Indenture or the Notes;

                  (v) default under (after giving effect to any applicable grace periods or any extension of any maturity date) any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any Restricted Subsidiary (or the payment of which is guaranteed by the Company or any Restricted Subsidiary), whether such Indebtedness or guaranty now exists or is created after the Issue Date, if (A) either
         (1) such default results from the failure to pay principal of or interest on such Indebtedness or (2) as a result of such default the maturity of such Indebtedness has been accelerated, and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness with respect to which such a payment default (after the expiration of any applicable grace period or any extension of the maturity date) has occurred, or the maturity of which has been so accelerated, exceeds $5,000,000 in the aggregate;

                  (vi) failure by the Company or any Subsidiary to pay final judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $5,000,000, which judgments are not discharged, bonded or stayed within 60 days after their entry;

                  (vii) the cessation of substantially all gaming operations of the Company for more than 60 days, except as a result of an Event of Loss;

                  (viii) any revocation, suspension, expiration (without previous or concurrent renewal) or loss of any Gaming License for more than 60 days;

                  (ix) any event of default under a Security Document; and

                  (x) certain events of bankruptcy or insolvency with respect to the Company or any of the Subsidiary Guarantors.

         If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare by written notice to the Company and the Trustee all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, all outstanding Notes will become due and payable without further action or notice. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power.

         The Holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the Trustee, may on behalf of the Holders of all of the Notes (i) waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes or a Default or an Event of Default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Note affected, and/or (ii) rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree if all existing Events of Default (except nonpayment of principal or interest that has become due solely because of the acceleration) have been cured or waived.

         The Company is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

         No director, officer, employee, incorporator or stockholder of the Company or any Subsidiary Guarantor, as such, will have any liability for any obligations of the Company or any Subsidiary Guarantor under the Notes, the Indenture or the Registration Rights Agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release will be part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

         The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture.

         In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain material covenants that are described herein ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

         In order to exercise either Legal Defeasance or Covenant Defeasance,

                  (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

                  (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States of America reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

                  (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States of America reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

                  (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

                  (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

                  (vi) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

                  (vii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating, subject to certain factual assumptions and bankruptcy and insolvency exceptions, that all conditions precedent provided for in the Indenture relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

         A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. The Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

         The registered holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

         Except as provided in the two succeeding paragraphs, the Indenture and the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes) and any existing Default or Event of Default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

         Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

                  (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

                  (ii) reduce the principal of, or the premium (including, without limitation, redemption premium) on, or change the fixed maturity of any Note or alter the provisions with respect to the payment with respect to redemption of the Notes or alter the price at which repurchases of the Notes may be made pursuant to an Excess Proceeds Offer or Change of Control Offer;

                  (iii) reduce the rate of or change the time for payment of interest on any Note;

                  (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

                  (v) make any Note payable in money other than that stated in the Notes;

                  (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults with respect to, or the rights of Holders to receive, payments of principal of or interest on the Notes;

                  (vii) waive a redemption payment with respect to any Note;

                  (viii) adversely affect the contractual ranking of the Notes or Subsidiary Guaranties; or

                  (ix) make any change in the foregoing amendment and waiver provisions.

         Notwithstanding the foregoing, without the consent of the Holders, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's or the Subsidiary Guarantors' obligations to Holders in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights of any such Holder under the Indenture or the Notes, to release any Subsidiary Guaranty permitted to be released under the terms of the Indenture, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

         The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, that, if the Trustee acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue, or resign.

         The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

CERTAIN DEFINITIONS

         Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

         "ACQUIRED DEBT" means Indebtedness of a Person existing at the time such Person is merged with or into the Company or a Restricted Subsidiary or becomes a Restricted Subsidiary, other than Indebtedness incurred in connection with, or in contemplation of, such Person merging with or into the Company or a Restricted Subsidiary or becoming a Restricted Subsidiary.

         "AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, will mean
(a) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise or (b) beneficial ownership of 10% or more of the voting securities of such Person.

         "ASSET SALE" means any (i) direct or indirect sale, assignment, transfer, lease, conveyance, or other disposition (including, without limitation, by way of merger or consolidation) (collectively, a "transfer"), other than in the ordinary course of business, of any assets of the Company or any Restricted Subsidiary; (ii) direct or indirect issuance or sale of any Capital Stock of any Restricted Subsidiary (other than directors' qualifying shares), in each case to any Person (other than the Company or a Restricted Subsidiary); or (iii) Event of Loss. For purposes of this definition, (a) any series of transactions that are part of a common plan shall be deemed a single Asset Sale and (b) the term "Asset Sale" shall not include (1) any series of transactions that have a fair market value (or result in gross proceeds) of less than $1 million, until the aggregate fair market value and gross proceeds of the transactions excluded from the definition of Asset Sale pursuant to this clause
(b)(1) exceed $5 million, or (2) any disposition of all or substantially all of the assets of the Company that is governed under and complies with the terms of the covenant described under "-- Certain Covenants--Merger, Consolidation or Sale of Assets."

         "BENEFICIAL OWNER" has the meaning attributed to it in Rules 13d-3 and 13d-5 under the Exchange Act (as in effect on the Issue Date), whether or not applicable, except that a "person" shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time.

         "BUSINESS DAY" means any day other than a Legal Holiday.

         "CAPITAL LEASE OBLIGATION" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP, and the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

         "CAPITAL STOCK" means, (i) with respect to any Person that is a corporation, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, and (ii) with respect to any other Person, any and all partnership or other equity interests of such Person.

         "CASH EQUIVALENT" means (i) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (ii) time deposits and certificates of deposit and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $250,000,000 and commercial paper issued by others rated at least A-2 or the equivalent thereof by Standard & Poor's Corporation or at least P-2 or the equivalent thereof by Moody's Investors Service, Inc. and in each case maturing within one year after the date of acquisition; (iii) investments in money market funds substantially all of whose assets comprise securities of the type described in clauses (i) and (ii) above; and (iv) repurchase obligations for underlying securities of the types and with the maturities described above.

         "CHANGE OF CONTROL" means

                  (i) any merger or consolidation of the Company with or into any Person or any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of the assets of the Company, on a consolidated basis, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction(s), any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) (other than an Excluded Person) is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the total voting power in the aggregate of the Voting Stock of the transferee(s) or surviving entity or entities,

                  (ii) any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) (other than an Excluded Person) is or becomes the "beneficial owner," directly or indirectly, of more than 50% of the total voting power in the aggregate of the Voting Stock of the Company,

                  (iii) during any period of 12 consecutive months after the Issue Date, individuals who at the beginning of any such 12-month period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved, including new directors designated in or provided for in an agreement regarding the merger, consolidation or sale, transfer or other conveyance, of all or substantially all of the assets of the Company, if such agreement was approved by a vote of such majority of directors) cease for any reason to constitute a majority of the Board of Directors of the Company then in office, or

                  (iv) the Company adopts a plan of liquidation.

         Notwithstanding anything to the contrary contained herein, "Change of Control" shall not be deemed to include any transaction between CRC and Jackpot Enterprises, Inc. or any of its Affiliates or among the Company, CRC and Jackpot Enterprises, Inc. or any of its Affiliates.

         "CONSOLIDATED EBITDA" means, with respect to any Person (the referent Person) for any period, consolidated income (loss) from operations of such Person and its subsidiaries for such period, determined in accordance with GAAP, plus (to the extent such amounts are deducted in calculating such income (loss) from operations of such Person for such period, and without duplication) amortization, depreciation and other non-cash charges (including, without limitation, amortization of goodwill, deferred financing fees, fees and charges relating to the issuance and redemption of the 1998 Notes, and other intangibles but excluding (a) non-cash charges incurred after the Issue Date that require an accrual of or a reserve for cash charges for any future period, (b) normally recurring accruals such as reserves against accounts receivables and (c) Pre-Opening Expenses); provided, that (i) the income from operations of any Person that is not a Wholly Owned Subsidiary of the referent Person or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid during such period to the referent Person or a Wholly Owned Subsidiary of the referent Person, (ii) the income from operations of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded, and (iii) the income from operations of any Restricted Subsidiary will not be included to the extent that declarations of dividends or similar distributions by that Restricted Subsidiary are not at the time permitted, directly or indirectly, by operation of the terms of its organization documents or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its owners.

         "CONSOLIDATED INTEREST EXPENSE" means, with respect to any Person for any period, (a) the consolidated interest expense of such Person and its subsidiaries for such period, whether paid or accrued (including amortization of original issue discount, noncash interest payment, and the interest component of Capital Lease Obligations), to the extent such expense was deducted in computing Consolidated Net Income of such Person for such period less (b) amortization expense, write-off of deferred financing costs and any charge related to any premium or penalty paid, in each case accrued during such period in connection with redeeming or retiring any Indebtedness before its stated maturity, as determined in accordance with GAAP, to the extent such expense, cost or charge was included in the calculation made pursuant to clause (a) above.

         "CONSOLIDATED NET INCOME" means, with respect to any Person (the referent Person) for any period, the aggregate of the Net Income of such Person and its subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided, that (i) the Net Income of any Person relating to any portion of such period that such Person (a) is not a Wholly Owned Subsidiary of the referent Person or (b) is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid to the referent Person or a Wholly Owned Subsidiary of the referent Person during such portion of such period, (ii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded, and (iii) the Net Income of any Restricted Subsidiary will not be included to the extent that declarations of dividends or similar distributions by that Restricted Subsidiary are not at the time permitted, directly or indirectly, by operation of the terms of its organization documents or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its owners.

         "CONSOLIDATED NET WORTH" means, with respect to any Person, the total stockholders' equity of such Person determined on a consolidated basis in accordance with GAAP, adjusted to exclude (to the extent included in calculating such equity), (i) the amount of any such stockholders' equity attributable to Disqualified Stock or treasury stock of such Person and its consolidated subsidiaries, and (ii) all upward revaluations and other write-ups in the book value of any asset of such Person or a consolidated subsidiary of such Person subsequent to the Issue Date, and (iii) all Investments in subsidiaries of such Person that are not consolidated subsidiaries and in Persons that are not subsidiaries of such Person.

         "DEFAULT" means any event that is, or after notice or the passage of time or both would be, an Event of Default.

         "DISQUALIFIED STOCK" means any Equity Interest that (i) either by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) is or upon the happening of an event would be required to be redeemed or repurchased prior to the final stated maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to such final stated maturity, or (ii) is convertible into or exchangeable at the option of the issuer thereof or any other Person for debt securities.

         "ENTERTAINMENT FACILITY" means a multi-purpose meeting and entertainment facility, owned by the Company or a Restricted Subsidiary, to be constructed on a portion of the Undeveloped Parcel.

         "EQUITY INTERESTS" means Capital Stock or warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

         "EVENT OF LOSS" means, with respect to any property or asset, any (i) loss, destruction or damage of such property or asset or (ii) any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property or asset, or confiscation or requisition of the use of such property or asset.

         "EXCLUDED ASSET" means any asset encumbered by Liens permitted under clauses (viii), (ix), or (xi) of the definition of Permitted Liens. If a portion of the Collateral becomes an Excluded Asset after the Issue Date the Trustee shall, simultaneous with the granting of the applicable Permitted Lien, release the Lien in favor of the Trustee in such Excluded Asset; provided, that in addition to all other requirements under the Indenture, prior to such release the Company has delivered to the Trustee an Officer's Certificate certifying that the assets constituting the Collateral following such release include all of the assets (including, without limitation, sufficient parking space) necessary to permit the Company to conduct the Related Business in the same manner as such business is conducted on the Issue Date.

         "EXCLUDED PERSON" means any of CRC, Jackpot Enterprises, Inc., Dan S. Meadows, Jerry L. Bayles and Thomas L. Meehan, and all Related Persons of each such Person.

         "GAAP" or "GAAP" means generally accepted accounting principles, as in effect from time to time, set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, and in the rules and regulations of the Commission.

         "GAMING LICENSES" means every material license, material franchise or other material approval or authorization required to own, lease, operate or otherwise conduct or manage riverboat, dockside or land-based gaming in any state or jurisdiction in which the Company or any of its Restricted Subsidiaries conduct business, and all applicable liquor licenses.

         "GAMING VESSEL" means a riverboat casino (i) which is substantially similar in size and space to the Casino Rouge, (ii) with at least the same overall qualities and amenities as the Casino Rouge, and (iii) that is developed, constructed and equipped to be in compliance with all federal, state and local laws, including, without limitation, the cruising requirements of the Louisiana Act. In the event the laws of the State of Louisiana change to permit the development and operation of additional land-based casinos, the term "Gaming Vessel" shall be deemed to include a land-based casino meeting the requirements of clauses (i), (ii) and (iii) above.

         "GOVERNMENTAL AUTHORITY" means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of the United States or foreign government, any state, province or any city or other political subdivision or otherwise and whether now or hereafter in existence, or any officer or official thereof, and any maritime authority.

         "GUARANTY" or "GUARANTEE," used as a noun, means any guaranty (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other Obligation. "guarantee," used as a verb, has a correlative meaning.

         "HEDGING OBLIGATIONS" means, with respect to any Person, the Obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

         "HOLDER" means the Person in whose name a Note is registered in the register of the Notes.

         "HOTEL FACILITY" means a hotel facility, owned by the Company or a Restricted Subsidiary, to be constructed on a portion of the Undeveloped Parcel.

         "INDEBTEDNESS" of any Person means (without duplication) (i) all liabilities and obligations, contingent or otherwise, of such Person (A) in respect of borrowed money (regardless of whether the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (B) evidenced by bonds, debentures, notes or other similar instruments, (C) representing the deferred purchase price of property or services (other than trade payables on customary terms incurred in the ordinary course of business),
(D) created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (E) representing Capital Lease Obligations, (F) under bankers' acceptance and letter of credit facilities, (G) to purchase, redeem, retire, defease or otherwise acquire for value any Disqualified Stock, or (H) in respect of Hedging Obligations; (ii) all Indebtedness of others that is guaranteed by such Person; and (iii) all Indebtedness of others that is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, provided, that the amount of such Indebtedness shall (to the extent such Person has not assumed or become liable for the payment of such Indebtedness) be the lesser of (x) the fair market value of such property at the time of determination and (y) the amount of such Indebtedness. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. Notwithstanding the foregoing, the term Indebtedness shall not include obligations arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided, that such obligation is extinguished within two business days of its incurrence.

         "INTEREST COVERAGE RATIO" means, for any period, the ratio of (i) Consolidated EBITDA of the Company for such period, to (ii) Consolidated Interest Expense of the Company for such period. In calculating Interest Coverage Ratio for any period, pro forma effect shall be given to the incurrence, assumption, guarantee, repayment, repurchase, redemption or retirement by the Company or any of its Subsidiaries of any Indebtedness subsequent to the commencement of the period for which the Interest Coverage Ratio is being calculated, as if the same had occurred at the beginning of the applicable period. For purposes of making the computation referred to above, acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including all mergers and consolidations, subsequent to the commencement of such period shall be calculated on a pro forma basis, assuming that all such acquisitions, mergers and consolidations had occurred on the first day of such period and Consolidated EBITDA for such period shall be calculated without giving effect to clause (ii) of the proviso set forth in the definition of Consolidated EBITDA. Without limiting the foregoing, the financial information of the Company with respect to any portion of such period that falls before the Issue Date shall be adjusted to give pro forma effect to the issuance of the Notes and the application of the proceeds therefrom as if they had occurred at the beginning of such period.

         "INVESTMENTS" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of loans, guaranties, advances or capital contributions (excluding (i) payroll commission, travel and similar advances to officers and employees of such Person made in the ordinary course of business and (ii) bona fide accounts receivable arising from the sale of goods or services in the ordinary course of business consistent with past practice), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, and any other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

         "ISSUE DATE" means the date upon which the Notes are first issued.

         "LEGAL HOLIDAY" means a Saturday, a Sunday or a day on which banking institutions in the City of New York or at a place of payment are authorized by law, regulation or executive order to remain closed.

         "LIEN" means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, regardless of whether filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

         "LOUISIANA ACT" means the Louisiana Riverboat Economic Development and Gaming Control Act, as amended from time to time.

         "NET INCOME" means, with respect to any Person for any period, the net income (loss) of such Person for such period, determined in accordance with GAAP, excluding (i) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with any Asset Sales and dispositions pursuant to sale-leaseback transactions, (ii) any extraordinary gain or loss (including any losses, fees and charges related to the issuance and redemption of the 1998 Notes), together with any related provision for taxes on such gain or loss and (iii) any Pre-Opening Expenses.

         "NET PROCEEDS" means the aggregate proceeds received in the form of cash or Cash Equivalents in respect of any Asset Sale (including insurance or other payments in an Event of Loss and payments in respect of deferred payment obligations and any cash or Cash Equivalents received upon the sale or disposition of any non-cash consideration received in any Asset Sale, in each case when received), net of (i) the reasonable and customary direct out-of-pocket costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), other than any such costs payable to an Affiliate of the Company, (ii) taxes actually payable directly as a result of such Asset Sale (after taking into account any available tax credits or deductions (to the extent reasonably allocable thereto) and any tax sharing arrangements), (iii) amounts required to be applied to the permanent repayment of Indebtedness in connection with such Asset Sale, and (iv) appropriate amounts provided as a reserve by the Company or any Restricted Subsidiary, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or such Restricted Subsidiary, as the case may be, after such Asset Sale (including, without limitation, as applicable, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations arising from such Asset Sale).

         "1998 NOTES" means the $50 million aggregate principal amount of Senior Secured Increasing Rate Notes due 2001 issued by the Company in November 1998.

         "OBLIGATION" means any principal, premium, interest, penalty, fee, indemnification, reimbursement, damage and other obligation and liability payable under the documentation governing any liability.

         "OLD NOTES" means the $55 million aggregate principal amount of Senior Secured Notes due 2005 issued by the Company in January 1999.

         "PERMITTED INVESTMENTS" means (i) Investments in the Company or in any Restricted Subsidiary; (ii) Investments in Cash Equivalents; (iii) Investments in a Person, if, as a result of such Investment, such Person (A) becomes a Restricted Subsidiary, or (B) is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary; (iv) Hedging Obligations; (v) Investments as a result of consideration received in connection with an Asset Sale made in compliance with the covenant described under the caption "Certain Covenants-- Limitation on Asset Sales;" (vi) Investments existing on the Issue Date; (vii) Investments paid for solely with Capital Stock (other than Disqualified Stock) of the Company; (viii) credit extensions to gaming customers in the ordinary course of business, consistent with industry practice; (ix) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company in satisfaction of judgments; and (x) loans or advances to employees of the Company and its Subsidiaries made in the ordinary course of business in an aggregate amount not to exceed $250,000 at any one time outstanding.

         "PERMITTED LIENS" means:

                  (i) Liens arising by reason of any judgment, decree or order of any court for an amount and for a period not resulting in an Event of Default with respect thereto, so long as such Lien is being contested in good faith and is adequately bonded, and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order shall not have been finally adversely terminated or the period within which such proceedings may be initiated shall not have expired;

                  (ii) security for the performance of bids, tenders, trade, contracts (other than contracts for the payment of money) or leases, surety bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business, consistent with industry practice;

                  (iii) Liens (other than Liens arising under ERISA (as defined)) for taxes, assessments or other governmental charges not yet due or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP;

                  (iv) Liens of carriers, warehousemen, mechanics, landlords, material men, repairmen or other like Liens arising by operation of law in the ordinary course of business consistent with industry practices (other than Liens arising under ERISA) and Liens on deposits made to obtain the release of such Liens if (a) the underlying obligations are not overdue for a period of more than 30 days or (b) such Liens are being contested in good faith and by appropriate proceedings and adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP;

                  (v) easements, rights of way, zoning and similar restrictions and other similar encumbrances or title defects incurred in the ordinary course of business, consistent with industry practices that, in the aggregate, are not substantial in amount, and that do not in any case materially detract from the value of the property subject thereto (as such property is used by the Company or a Subsidiary) or interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries; provided, that such Liens are not incurred in connection with any borrowing of money or any commitment to loan any money or to extend any credit;

                  (vi) pledges or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security legislation;

                  (vii) Liens securing Refinancing Indebtedness incurred in compliance with the Indenture to refinance Indebtedness secured by Liens, provided, that (a) such Liens do not extend to any additional property or assets; (b) if the Liens securing the Indebtedness being refinanced were subordinated to or PARI PASSU with the Liens securing the Notes, the Subsidiary Guaranties or any intercompany loan, as applicable, such new Liens are subordinated to or PARI PASSU with such Liens to the same extent, and any related subordination or intercreditor agreement is confirmed; and (c) such Liens are no more adverse to the interests of Holders than the Liens replaced or extended thereby;

                  (viii) Liens that secure Acquired Debt, provided, that such Liens do not extend to or cover any property or assets other than those of the Person being acquired and were not put in place in anticipation of such acquisition;

                  (ix) (A) Liens that secure Purchase Money Obligations permitted to be incurred under the Indenture or (B) Capital Lease Obligations permitted to be incurred under the Indenture, provided, that such Liens do not extend to or cover any property or assets other than those being leased;

                  (x) Liens securing Obligations under the Indenture, the Notes or the Security Documents;

                  (xi) Liens on furniture, fixtures and equipment of the Company and the Subsidiaries, and the proceeds of any or all the foregoing, securing Indebtedness incurred pursuant to clause (a) under the caption "Limitation on Incurrence of Indebtedness;"

                  (xii) with respect to any vessel included in the Collateral, certain maritime Liens, including Liens for crew's wages and salvage;

                  (xiii) Liens existing on the Issue Date securing Indebtedness outstanding under the 1998 Notes; provided, that such Liens are released on or prior to March 1, 1999;

                  (xiv) leases or subleases granted in the ordinary course of business not materially interfering with the conduct of the business of the Company or any of the Restricted Subsidiaries; and

                  (xv) Liens arising from precautionary Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company or any of its subsidiaries in the ordinary course of business.

         "PERSON" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof, or any other entity.

         "PRE-OPENING EXPENSES" means all pre-opening costs incurred in the construction and development of any of the Undeveloped Parcel, which are expensed in accordance with GAAP.

         "PUBLIC EQUITY OFFERING" means a bona fide underwritten public offering of Qualified Capital Stock of the Company, pursuant to a registration statement filed with and declared effective by the Commission in accordance with the Securities Act.

         "PURCHASE MONEY OBLIGATIONS" means Indebtedness representing, or incurred to finance (or to refinance Indebtedness incurred to Finance), the cost
(i) of acquiring any assets and (ii) of construction or build-out of facilities (including Purchase Money Obligations of any other Person at the time such other Person is merged with or into or is otherwise acquired by the Company); provided, that (x) the principal amount of such Indebtedness does not exceed 80% of such cost, including construction charges, (y) any Lien securing such Indebtedness does not extend to or cover any other asset or property other than
(1) the asset or property being so acquired, constructed or built and (2) in the case of the Hotel Facility or the Entertainment Facility, that portion of the Undeveloped Parcel on which such facility is constructed or built, and (z) such Indebtedness is (or the Indebtedness being refinanced was) incurred, and any Liens with respect thereto are granted, within 180 days of the acquisition or commencement of construction or build-out of such property or asset.

         "QUALIFIED CAPITAL STOCK" means, with respect to any Person, Capital Stock of such Person other than Disqualified Stock.

         "RELATED BUSINESS" means the gaming, entertainment and hotel businesses conducted (or proposed to be conducted) by the Company and its Subsidiaries as of the Issue Date and any and all businesses that in the good faith judgment of the Board of Directors of the Company are materially related businesses.

         "RELATED PERSON" means any Person who controls, is controlled by or is under common control with an Excluded Person; provided, that for purposes of this definition "control" means the beneficial ownership of more than 50% of the total voting power of the Voting Stock of a Person.

         "REQUIRED REGULATORY REDEMPTION" means a redemption by the Company of any Holder's Notes pursuant to, and in accordance with, any order of any Governmental Authority with appropriate jurisdiction and authority relating to a Gaming License, or to the extent necessary in the reasonable, good faith judgment of the Board of Directors of the Company to prevent the loss, failure to obtain or material impairment or to secure the reinstatement of, any Gaming License, where such redemption or acquisition is required because the Holder or beneficial owner of Notes is required to be found suitable or to otherwise qualify under any gaming laws and is not found suitable or so qualified within a reasonable period of time.

         "RESTRICTED INVESTMENT" means an Investment other than a Permitted Investment.

         "RESTRICTED SUBSIDIARY" means a Subsidiary other than an Unrestricted Subsidiary.

         "RETURN FROM UNRESTRICTED SUBSIDIARIES" means (a) 50% of any dividends or distributions received by the Company or a Restricted Subsidiary from an Unrestricted Subsidiary, to the extent that such dividends or distributions were not otherwise included in Consolidated Net Income of the Company, plus (b) to the extent not otherwise included in Consolidated Net Income of the Company, an amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from (i) repayments of the principal of loans or advances or other transfers of assets to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries or (ii) the sale or liquidation of any Unrestricted Subsidiaries, plus (c) to the extent that any Unrestricted Subsidiary of the Company is designated to be a Restricted Subsidiary, the fair market value of the Company's Investment in such Subsidiary on the date of such designation.

         "REVOLVING CREDIT FACILITY" means any revolving credit agreement or similar instrument, including, without limitation, working capital or equipment purchase lines of credit, entered into by the Company governing the terms of a BONA FIDE borrowing by the Company from (i) a third party financial institution that is primarily engaged in the business of commercial banking or (ii) a vendor or other provider of financial accommodations in connection with the purchase of equipment, in either case for valid business purposes, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith.

         "SUBSIDIARY" means, with respect to any Person, (i) any corporation, association or other business entity (including a limited liability company) of which more than 50% of the total voting power of shares of Voting Stock thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof and (ii) any partnership in which such Person or any of its subsidiaries is a general partner.

         "SUBSIDIARY" means any subsidiary of the Company.

         "SUBSIDIARY GUARANTY" means an unconditional and irrevocable guaranty by a Subsidiary Guarantor of the Obligations of the Company under the Notes and the Indenture, on a senior unsecured basis, as set forth in the Indenture, as amended from time to time in accordance with the terms thereof.

         "SUBSIDIARY GUARANTOR" means any Subsidiary that has executed and delivered in accordance with the Indenture a Subsidiary Guaranty, and such Person's successors and assigns.

         "UNDEVELOPED PARCEL" means that portion of the land owned or leased by the Company at which the Casino Rouge is based (including, without limitation, five undeveloped acres of land located adjacent to the Casino Rouge's docking facilities) used for the development and construction of the Hotel Facility and/or the Entertainment Facility.

         "UNRESTRICTED SUBSIDIARY" means any Subsidiary that, at or prior to the time of determination, shall have been designated by the Board of Directors of the Company as an Unrestricted Subsidiary; provided, that such Subsidiary (i) is not a Subsidiary in existence on the Issue Date and (ii) does not hold any Indebtedness or Capital Stock of, or any Lien on any assets of, the Company or any Restricted Subsidiary. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary as of such date. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the Interest Coverage Ratio test set forth in the covenant described under the caption "--Certain Covenants--Limitation on Incurrence of Indebtedness" calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default or Event of Default would be in existence following such designation. The Company shall be deemed to make an Investment in each Subsidiary designated as an Unrestricted Subsidiary immediately following such designation in an amount equal to the Investment in such Subsidiary and its subsidiaries immediately prior to such designation. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board of Directors resolution giving effect to such designation and an Officers' Certificate certifying that such designation complies with the foregoing conditions and is permitted by the covenant described above under the caption "--Certain Covenants--Limitation on Incurrence of Indebtedness."

         "VOTING STOCK" means, with respect to any Person, (i) one or more classes of the Capital Stock of such Person having general voting power to elect at least a majority of the Board of Directors, managers or trustees of such Person (regardless of whether at the time Capital Stock of any other class or classes have or might have voting power by reason of the happening of any contingency) and (ii) any Capital Stock of such Person convertible or exchangeable without restriction at the option of the holder thereof into Capital Stock of such Person described in clause (i) above.

         "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness at any date, the number of years (rounded to the nearest one-twelfth) obtained by dividing (i) the then outstanding principal amount of such Indebtedness into (ii) the total of the product obtained by multiplying (A) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (B) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

         "WHOLLY OWNED SUBSIDIARY" of any Person means a subsidiary of such Person all the Capital Stock of which (other than directors' qualifying shares) is owned directly or indirectly by such Person; provided, that with respect to the Company, the term Wholly Owned Subsidiary shall exclude Unrestricted Subsidiaries.

BOOK ENTRY, DELIVERY AND FORM

         The Notes initially will be represented by one or more Notes in registered, global form without interest coupons (collectively, the "Global Notes"). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

         Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See "--Exchange of Book-Entry Notes for Certificated Notes."

         The Notes (including beneficial interests in the Global Notes) will be subject to certain restrictions on transfer and will bear a restrictive legend as described under "Notice to Investors." In addition, transfer of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

         The Notes may be presented for registration of transfer and exchange at the offices of the Registrar.

DEPOSITORY PROCEDURES

         DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of Participants. The Participants include securities brokers and dealers (including the Initial Purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

         DTC has also advised the Company that pursuant to procedures established by it, (i) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchaser with portions of the principal amount of Global Notes and (ii) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to Participants) or by Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

         Investors in the Global Notes may hold their interests therein directly through DTC, if they are Participants in such system, or indirectly through organizations that are Participants in such system. All interests in a Global Note, may be subject to the procedures and requirements of DTC.

         The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interest in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest. For certain other restrictions on the transferability of the Notes, see "--Exchange of Book-Entry Notes for Certificated Notes."

         EXCEPT AS DESCRIBED BELOW, OWNERS OF INTERESTS IN THE GLOBAL NOTES WILL NOT HAVE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR HOLDERS THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

         Payments in respect of the principal, premium, liquidated damages, if any, and interest on a Global Note registered in the name of DTC or its nominee will be payable by the Trustee to DTC or its nominee in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes or (ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

         DTC has advised the Company that its current practices, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Notes as shown on the records of DTC. Payments by Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or its Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Notes for all purposes. Interests in the Global Notes will trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

         DTC has advised the Company that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

         The information in this section concerning DTC and its book-entry system has been obtained from sources believed to be reliable, but the Company takes no responsibility for the accuracy thereof.

         Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Initial Purchaser nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

EXCHANGE OF BOOK-ENTRY NOTES FOR CERTIFICATED NOTES

         A Global Note is exchangeable for definitive Notes in registered certificated form if (i) DTC (x) notifies the Company that it is unwilling or unable to continue as depositary for the Global Note and the Company thereupon fails to appoint a successor depositary or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Notes in certificated form or (iii) there shall have occurred and be continuing to occur a Default or an Event of Default with respect to the Notes. In addition, beneficial interests in a Global Note may be exchanged for certificated Notes upon request but only upon at least 20 days' prior written notice given to the

Trustee by or on behalf of DTC in accordance with customary procedures. In all cases, certificated Notes delivered in exchange for any Global Note or beneficial interest therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the restrictive legend referred to in "Notice to Investors" unless the Company determines otherwise in compliance with applicable law.

CERTIFICATED NOTES

         Subject to certain conditions, any person having a beneficial interest in a Global Note may, upon request to the Trustee, exchange such beneficial interest for Notes in certificated form (a "Certificated Note"). Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). All such Certificated Notes would be subject to the legend requirements described herein under "Notice to Investors." In addition, if (i) the Company notifies the Trustee in writing that the DTC is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Notes under the Indenture, then, upon surrender by the Global Note Holder of its Global Note, Notes in such form will be issued to each person that the Global Note Holder and the DTC identify as being the beneficial owner of the related Notes.

         Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the DTC in identifying the beneficial owners of Notes and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the DTC for all purposes.

SAME DAY SETTLEMENT AND PAYMENT

The Indenture will require that payments in respect of the Notes represented by a Global Note (including principal, premium, if any, interest and liquidated damages, if any, thereon) be made by wire transfer of immediately available next day funds to the accounts specified by the Global Note Holder. With respect to Certificated Notes, the Company will make all payments of principal, premium, if any, interest and liquidated damages, if any, thereon by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. The Company expects that secondary trading in the Certificated Notes will also be settled in immediately available funds.

                              PLAN OF DISTRIBUTION

         Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of the New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes acquired as a result of market-making activities or other trading activities. The Company has agreed that it will make this prospectus available to any broker-dealer for use in connection with any such resale for a period of 180 days after the Expiration Date or until all participating broker-dealers have so resold.

         The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concession from any such broker-dealer and/or the purchasers of any New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker-dealer that participates in a distribution of New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

         The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer, and to the best of the Company's information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

                                  LEGAL MATTERS

         The validity of the Notes offered hereby will be passed upon for the Company by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Miami, Florida.

                             INDEPENDENT ACCOUNTANTS

         The Company's financial statements as of November 30, 1998 and 1997 and for each of the three fiscal years in the period ended November 30, 1998, included in this Prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, as indicated in their report included herein.

                          INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants...................................   F-2

Balance Sheets- November 30, 1998 and 1997..........................   F-3

Statements of Operations-
Years ended November 30, 1998, 1997 and 1996........................   F-4

Statements of Changes in Shareholders' Equity (Deficit)-
Years ended November 30, 1996, 1997 and 1998........................   F-5

Statements of Cash Flows-
Years ended November 30, 1998, 1997 and 1996........................   F-6

Notes to Financial Statements.......................................   F-8

                        Report of Independent Accountants

To the Board of Directors and Shareholders of Louisiana Casino Cruises, Inc.

         In our opinion, the financial statements listed in the index appearing under Item 14(a) 1 present fairly, in all material respects, the financial position of Louisiana Casino Cruises, Inc. at November 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
December 11, 1998, except for
Note 12 which is as of March 1, 1999.

                         LOUISIANA CASINO CRUISES, INC.
                                 BALANCE SHEETS
                        (in thousands, except share data)

                                                                                               NOVEMBER 30,
                                                                           --------------------------------------------------
                                                                                     1998                    1997
                                                                           -------------------------   ----------------------
ASSETS
Current assets:
     Cash and cash equivalents                                                        $      13,525         $     7,924
     Restricted cash (Notes 1 and 3)                                                              -               4,807
     Receivables, less allowance for doubtful accounts
       of $123 and $298 at 1998 and 1997, respectively                                          332                 479
     Prepaid and other current assets                                                           756               1,103
     Inventories                                                                                452                 443
     Deferred tax asset  (Note 8)                                                             1,466               2,051
                                                                           -------------------------   ----------------------
                Total current assets                                                         16,531              16,807
Property and equipment, net                                                                  41,504              40,872
Prepaid and other assets                                                                      3,988               2,078
                                                                           -------------------------   ----------------------
Total assets                                                                          $      62,023         $    59,757
                                                                           =========================   ======================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
     Accounts payable                                                                 $       2,428         $     2,566
     Accrued liabilities                                                                      2,028               1,642
     Accrued interest                                                                           102               2,527
     First mortgage notes, net of original issue
       discount, current portion (Note 3)                                                         -               2,932
     Notes payable, current portion (Note 3)                                                      -                  18
     Other current liabilities                                                                  332                 240
     Estimated dispute resolution costs (Note 7)                                                  -               1,700
                                                                           ------------------------   ----------------------
                Total current liabilities                                                     4,890              11,625
First mortgage notes, net of original issue
     discount  (Note 3)                                                                      50,000              40,732
Deferred tax liability (Note 8)                                                               2,994               2,186
                                                                           -------------------------   ----------------------
                Total liabilities                                                            57,884              54,543
                                                                           -------------------------   ----------------------
Redeemable preferred stock (Note 4)                                                               -               1,628
                                                                           -------------------------   ----------------------
Redeemable common stock warrants (Note 3)                                                     4,131               4,376
                                                                           -------------------------   ----------------------
Commitments and contingencies (Note 7)

Shareholders' equity (deficit):
       Common stock, no par value:
       10,000,000 shares authorized: 982,783 shares issued
       and outstanding at 1998 and 1997, respectively                                             1                   1
Accumulated equity (deficit)                                                                      7                (791)
                                                                           -------------------------   ---------------------
Total shareholders' equity (deficit)                                                              8                (790)
                                                                           -------------------------   ---------------------
Total liabilities and shareholders' equity (deficit)                                  $      62,023         $    59,757
                                                                           =========================   =====================

                     The accompanying notes are an integral
                       part of these financial statements.

                         LOUISIANA CASINO CRUISES, INC.
                            STATEMENTS OF OPERATIONS
                        (in thousands, except share data)

                                                                                 YEAR ENDED NOVEMBER 30,
                                                                     -------------------------------------------------
                                                                          1998             1997             1996
                                                                     ----------------  --------------  ---------------
Revenues:
      Casino                                                               $  68,845       $  67,694        $  74,615
      Food and beverage                                                        1,407           1,345            1,351
      Other                                                                      593             705              794
                                                                     ----------------  --------------  ---------------
      Net revenues                                                            70,845          69,744           76,760
                                                                     ----------------  --------------  ---------------
Costs and expenses:
      Casino                                                                  33,302          31,826           33,947
      Food and beverage                                                        1,538           1,318            1,293
      Selling, general and administrative                                     20,948          21,039           21,954
                                                                     ----------------  --------------  ---------------
Total operating expenses                                                      55,788          54,183           57,194
                                                                     ----------------  --------------  ---------------
Income before depreciation,
      amortization and interest                                               15,057          15,561           19,566
Depreciation and amortization                                                  4,762           4,334            4,162
                                                                     ----------------  --------------  ---------------
      Operating income                                                        10,295          11,227           15,404
Other income (expense):
      Interest income                                                            428             280              241
      Interest expense                                                        (6,376)         (5,955)          (7,002)
                                                                     ----------------  --------------  ---------------
Income before provision for income taxes                                       4,347           5,552            8,643
Provision for income taxes (Note 8)                                            1,666           2,045            1,340
                                                                     ----------------  --------------  ---------------
Net income                                                                     2,681           3,507            7,303
Dividend requirement on redeemable
      preferred stock (Note 4)                                                   132             132              132
Market value warrant adjustment                                                 (245)              -                -
Distributions paid to common stock
      warrantholders                                                             269              65              584
                                                                     ----------------  --------------  ---------------
Net income assigned to common
      shareholders                                                          $  2,525        $  3,310         $  6,587
                                                                     ================  ==============  ===============
Earnings Per Share (Note 5):
      Basic earnings per share                                               $  2.57         $  3.37          $  6.70
                                                                     ================  ==============  ===============
      Diluted earnings per share                                             $  2.46         $  2.97          $  6.31
                                                                     ================  ==============  ===============
Weighted average common shares outstanding                                   982,783         982,783          982,783
                                                                     ================  ==============  ===============
Weighted average common equivalent shares
      outstanding                                                          1,135,783       1,135,783        1,135,783
                                                                     ================  ==============  ===============

                     The accompanying notes are an integral
                       part of these financial statements.

                         LOUISIANA CASINO CRUISES, INC.
             STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
                        (in thousands, except share data)

                                                                        COMMON STOCK               ACCUMULATED
                                                                 SHARES            AMOUNT        EQUITY (DEFICIT)      TOTAL
                                                              --------------   ---------------  ------------------  -----------
Balance at November 30, 1995                                        982,783             $   1            $ (6,521)    $ (6,520)
Dividend requirements on
        redeemable preferred stock                                        -                 -                (132)        (132)
Dividends paid to holders of common
        stock and distributions to common
        stock warrantholders                                              -                 -              (4,334)      (4,334)
Net income                                                                -                 -               7,303        7,303
                                                              --------------   ---------------  ------------------  -----------
Balance at November 30, 1996                                        982,783                 1              (3,684)      (3,683)
                                                              --------------   ---------------  ------------------  -----------
Dividend requirements on
        redeemable preferred stock                                        -                 -                (132)        (132
Dividends paid to holders of common
        stock and distributions to common
        stock warrantholders                                              -                 -                (482)        (482)
Net income                                                                -                 -               3,507        3,507
                                                              --------------   ---------------  ------------------  -----------
Balance at November 30, 1997                                        982,783                 1                (791)        (790)
                                                              --------------   ---------------  ------------------  -----------
Dividend requirements on
        redeemable preferred stock                                        -                 -                (132)        (132)
Market value warrant adjustment                                                                               245          245
Dividends paid to holders of common
        stock and distributions to common
        stock warrantholders                                              -                 -              (1,996)      (1,996)
Net income                                                                -                 -               2,681        2,681
                                                              --------------   ---------------  ------------------  -----------
Balance at November 30, 1998                                        982,783             $   1            $      7     $      8
                                                              ==============   ===============  ==================  ===========

                 The accompanying notes are an integral part of
                           these financial statements.

                         LOUISIANA CASINO CRUISES, INC.
                            STATEMENTS OF CASH FLOWS
                                   Page 1 of 2
                                 (in thousands)

                                                                                          YEAR ENDED NOVEMBER 30,
                                                                            -------------------------------------------------
                                                                                    1998             1997              1996
                                                                            --------------   --------------   ---------------
Net income                                                                      $   2,681        $   3,507         $   7,303
Net cash flows from operating activities:
       Depreciation and amortization                                                4,762            4,334             4,162
       Amortization of deferred costs                                                 958              917             1,404
       Loss on note repurchase and warrant valuation reserve                          282                -                 -
       Provision for doubtful accounts                                                 52               94               258
       Decrease (increase) in receivables                                              95             (149)             (260)
                                                                                       (9)              (4)              (54)
       Decrease (increase) in prepaid and other assets                                264             (285)              843
       Decrease (increase) in deferred tax assets                                     585              190            (1,649)
       Decrease in accrued interest                                                (2,425)             (51)             (372)
       (Increase) decrease in accounts payable and other liabilities                 (552)           1,068             1,073
                                                                            --------------   --------------   ---------------
             Net cash provided by operating activities                              6,693            9,621            12,708
                                                                            --------------   --------------   ---------------
Cash flows from investing activities:
       Capital expenditures                                                        (5,321)          (1,214)           (1,655)
       Proceeds from sale of fixed assets                                              42               22                 8
       Decrease in restricted cash                                                  4,807              939                62
                                                                            --------------   --------------   ---------------
             Net cash used by investing activities                                   (472)            (253)           (1,585)
                                                                            --------------   --------------   ---------------
Cash flows from financing activities:
       Proceeds from issuance of note payable                                                            -               440
       Repayment of first mortgage notes                                          (43,946)            (722)           (6,332)
       Proceeds from issuance of first mortgage notes                              50,000                -                 -
       Payment of  deferred financing costs                                        (2,900)               -                 -
       (Increase) decrease in restricted cash                                           -           (2,694)            1,170
       Redemption of preferred stock and payment of accrued dividends              (1,760)               -                 -
       Repayments of notes payable                                                    (18)          (2,223)           (2,400)
       Dividends paid to holders of common stock and
           distributions to common stock warrantholders                            (1,996)            (482)           (4,334)
                                                                            --------------   --------------   ---------------
             Net cash used by financing activities                                   (620)          (6,121)          (11,456)
                                                                            --------------   --------------   ---------------
Net increase (decrease) in cash and cash equivalents                                5,601            3,247              (333
Cash and cash equivalents at beginning of year                                      7,924            4,677             5,010
                                                                            --------------   --------------   ---------------
Cash and cash equivalents at end of year                                          $13,525          $ 7,924          $  4,677
                                                                            ==============   ==============   ===============

                     The accompanying notes are an integral
                       part of these financial statements.

                         LOUISIANA CASINO CRUISES, INC.
                            STATEMENTS OF CASH FLOWS
                                   Page 2 of 2
                                 (in thousands)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

                                           YEAR ENDED NOVEMBER 30,
                                ---------------------------------------------
                                        1998            1997           1996
                                --------------   -------------   ------------
Cash paid for interest                 $7,567          $5,264         $6,146
                                ==============   =============   ============
Cash paid for income taxes                $30          $1,077         $2,053
                                ==============   =============   ============

SUPPLEMENTAL DISCLOSURE OF NONCASH OPERATING, INVESTING AND FINANCING
ACTIVITIES:

Redeemable preferred stock dividends of $132,000 were accrued in each of the years ended November 30, 1998, 1997 and 1996 (see Note 4).

                 The accompanying notes are an integral part of
                           these financial statements.

                         LOUISIANA CASINO CRUISES, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1- ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

         Louisiana Casino Cruises, Inc. (the Company), a Louisiana corporation, was formed in August 1991 for the purpose of developing and operating gaming activities in Louisiana. For the period March 26, 1993, when the Company obtained preliminary regulatory approval to construct a riverboat casino based in Baton Rouge, Louisiana, through December 28, 1994, the commencement date of operations, the Company's activities consisted of applying for the license necessary to operate the riverboat; designing, planning and constructing the Baton Rouge riverboat and land-based facility; negotiating and securing financing for construction; negotiating contracts; and training for gaming operations. On July 19, 1994, the Louisiana Riverboat Gaming Enforcement Division granted the Company a license to conduct riverboat gaming activities for a period of five years.

         Financing for the project included an issuance of common stock for $3,000,000 to Carnival Management Services, Inc. (renamed CRC Holdings, Inc., "CRC" ), a credit facility from CRC for $2,000,000 (subsequently converted to equity), pre-opening expenditures by Synura, Inc. of $2,200,000 (converted to redeemable preferred stock and equity), secured bank financing of approximately $6,000,000 and a private placement offering of $51,000,000 in first mortgage notes (the "1993 Notes"). The 1993 Notes were issued with detachable warrants to purchase up to an aggregate amount of 153,000 shares of the Company's common stock at a price of $0.01 per share. On November 25, 1998 the Company issued $50,000,000 of Senior Secured Increasing Rate Notes (the "1998 Notes"), the proceeds from which were used to repay the 1993 Notes (see Note 3). The 1998 Notes were redeemed on January 27, 1999 from the proceeds of a $55,000,000 offering of 11% Senior Secured Notes due December 1, 2005 (the "1999" Notes") (see Note 12).

CASINO REVENUE AND PROMOTIONAL ALLOWANCES

         Casino revenue represents the net win from gaming wins and losses. Food and beverage and other revenues are recorded at amounts collected from guests and exclude the retail value of food, beverage and other items provided on a complimentary and promotional basis to customers. The estimated retail value of complimentary and promotional items were $4,174,000, $5,216,000 and $5,180,000 for years ended November 30, 1998, 1997 and 1996, respectively. The estimated costs of such complimentary and promotional items have been classified as casino costs and totaled $2,793,000, $3,090,000 and $2,979,000 for the years ended November 30, 1998, 1997 and 1996, respectively.

RESTRICTED CASH

         In accordance with the terms of the indenture dated as of November 15, 1993 (the "1993 Indenture") (see Note 3), Cumulative Excess Cash Flow, as defined, not previously used to repurchase Notes, and Cash Available For Reinvestment, as defined, , are classified as restricted cash.

INVENTORIES

         Inventories consist of food, beverage and supplies and are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

LICENSING AND FINANCING COSTS

         All costs incurred which relate to obtaining the regulatory approval of the Baton Rouge riverboat facility are recorded as deferred licensing charges and are amortized over the license period, which is five years. Costs incurred in connection with debt offerings are recorded as deferred offering costs and are being amortized on the effective interest method over the term of the related debt. Deferred licensing charges and offering costs are classified under prepaid and other assets in the accompanying balance sheets.

PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost. Depreciation expense of $4,522,000, $4,162,000 and $4,010,000 for the years ended November 30, 1998,
1997 and 1996, respectively, is calculated on the straight-line basis over the estimated useful lives of the assets or the expected term of the land lease (including renewals), whichever is shorter. Useful lives range from four to thirty years. Expenditures for repairs and maintenance are charged to expenses as incurred. Expenditures for major renewals and betterments, which significantly extend the useful lives of existing equipment, are capitalized and depreciated.

FAIR VALUE OF FINANCIAL INSTRUMENTS

         The Company's financial instruments include cash and cash equivalents, restricted cash, notes payable and warrants. The fair value of the 1998 Notes, was approximately $50,000,000 at November 30, 1998. The fair value of the 1993 Notes was approximately $44,166,000 at November 30, 1997. The fair value of cash and cash equivalents, restricted cash, other notes payable and warrants approximates carrying value.

INCOME TAXES

         The Company accounts for income taxes using the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which recognizes the amount of taxes payable or refundable for the current year and recognizes deferred tax liabilities and assets for future tax consequences of events that have been recognized in the Company's financial statements or tax returns based on currently enacted rates.

ACCOUNTING ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

         Certain amounts in the financial statements for the years ended November 30, 1997 and 1996 have been reclassed to conform to the presentation of the financial statements for the year ended November 30, 1998. These reclassifications have no impact on net income, accumulated equity (deficit) or cash flows for the years ended November 30, 1997 and 1996.

NOTE 2- PROPERTY AND EQUIPMENT

         Property and equipment consists of the following (in thousands):

                                ESTIMATED                AS OF NOVEMBER 30,
                               USEFUL LIFE               1998           1997
                            -----------------   ----------------  -------------
Vessel                          18 years                $16,839        $16,673
Building                        30 years                 20,140         19,062
Furniture and fixtures         5-10 years                 6,060          6,025
Gaming equipment               5-15 years                 9,468          8,790
Other equipment                 4-7 years                 4,977          1,918
                                                ----------------  -------------
                                                         57,484         52,468
Less: accumulated depreciation                          (15,980)       (11,596)
                                                ----------------  -------------
                                                        $41,504        $40,872
                                                ================  =============

         Capitalized interest included in the cost of property and equipment at November 30, 1998 and 1997 was $1,628,000. Unamortized capitalized interest at November 30, 1998 and 1997 is $1,206,000 and $1,313,000, respectively.

NOTE 3- FIRST MORTGAGE NOTES, NOTES PAYABLE AND REDEEMABLE COMMON STOCK WARRANTS

1998 NOTES

         Pursuant to the indenture, dated as of November 15, 1998 between the Company and U.S. Bank Trust National Association, as Trustee (the "1998 Indenture"), the Company issued in a private placement $50,000,000 of 1998 Notes due December 1, 2001. On November 25, 1998 the proceeds from the offering were placed in escrow with The Bank of New York, as successor Trustee, to repay upon maturity the aggregate principal amount of $43,827,000 and accrued interest outstanding on the 1993 Notes (see below).

         The 1998 Notes were collateralized by substantially all assets of the Company, bore interest at an initial increasing rate of 12.25% and were defeased on January 27, 1999 and redeemed on February 24, 1999 from the proceeds of a $55,000,000 private placement offering of Senior Secured Notes (see Note 12).

1993 NOTES AND REDEEMABLE COMMON STOCK WARRANTS

         Pursuant to the 1993 Indenture), between the Company and The Bank of New York, as successor trustee, the Company issued $51,000,000 of 11 1/2% First Mortgage Notes due December 1, 1998 in a private placement offering on December 1, 1993. These notes were exchanged in April 1994 for $51,000,000 in aggregate principal of the Company's 1993 Notes which were registered under the Securities Act of 1933. The proceeds from the offering were used to finance the development and construction of the Baton Rouge riverboat facility. Interest was payable each June 1 and December 1, commencing June 1, 1994. The 1993 Notes were freely transferable by the holders thereof. The1993 Notes were redeemable at the option of the Company, in whole or in part after December 1, 1997 at par as provided in the 1993 Indenture. The aggregate principal amount of the 1993 Notes outstanding as of November 30, 1997 was $43,946,000.

         The private placement offering was made in units, consisting of first mortgage notes in the principal amount of $1,000 and three warrants to purchase one share each of the Company's no par value common stock at the price of $.01 per share. The original issue discount on the private placement offering was $1,301,000, the amount assigned to the value of the warrants at December 1, 1993. The amortization of the original issue discount was $281,000, $253,000,and $234,000 for the years ended November 30, 1998, 1997, and 1996, respectively. In addition to original issue discount amortization, for the years ended November 30, 1997 and 1996 the Company recorded a credit of $30,000 and an additional $134,000, respectively, of the original issue discount as interest expense relating to the 1993 Notes repurchased by the Company. The unamortized original issue discount balance at November 30, 1998 and 1997 was $0 and $281,000, respectively.

         As required by the 1993 Indenture the Company made tender offers to repurchase 1993 Notes at par from Cumulative Excess Cash Flow (as defined). The repurchased amounts for the years ended November 30, 1998, 1997 and 1996 were $119,000, $722,000 and $6,332,000, respectively.

         The warrantholders had 153,000 put rights whereby the Company has an obligation to purchase the 153,000 warrants, at the value of the Company's common stock as of December 1, 1998, as determined by two independent investment banking firms. The warrants are classified as redeemable equity due to the put right feature and, at each balance sheet date, are accreted to the amount at which the Company expects to repurchase these warrants. The estimated accreted value attributed to the redeemable common stock warrants as of November 30, 1998 and 1997 is $4,131,000 and $4,376,000, respectively. Of the 153,000 warrants, holders of 14,100 warrants elected to convert to an equivalent number of common shares while holders of 138,900 warrants elected to have the Company purchase the warrants.

NOTES PAYABLE

         On January 2, 1996, the Company obtained a loan in the amount of $440,000 from City National Bank of Baton Rouge. The loan amount was payable in 24 equal principal payments plus interest commencing January 1996. The loan bore interest at 10.5% per annum, payable monthly in arrears, on the outstanding balance of the loan. The loan agreement required the Company to maintain a certain cash flow ratio. The loan was collateralized by gaming and other equipment and limited the sale or encumbrance of such equipment. The outstanding principal balance as of November 30, 1998 and 1997 was $0 and $18,000, respectively.

NOTE 4- REDEEMABLE PREFERRED STOCK

         The Company has authorized 50,000 shares of preferred stock, of which 11,000 shares of 12% cumulative redeemable preferred stock was issued and outstanding at November 30, 1997 at a carrying value of $1,628,000, including accrued non-cash dividends. The preferred stock was redeemed on November 30, 1998 for $1,760,000, including all accrued dividends.

NOTE 5- EARNINGS PER COMMON SHARE

         In 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings Per Share" which requires the Company to present basic earnings per share (EPS) and diluted EPS, as defined in the standard. The new standard has been adopted by the Company for fiscal 1998, therefore, for the years ended November 30, 1998, 1997 and 1996, EPS calculations have been made using the new standard.

         For the years ended November 30, 1998, 1997 and 1996, basic EPS is calculated by dividing net income assigned to common shareholders by the weighted average common shares outstanding (982,783 shares); diluted EPS is calculated by dividing net income assigned to common shareholders before distributions to common stock warrantholders by the weighted average common and common equivalent shares outstanding (1,135,783 shares). Common equivalent shares consist of redeemable common stock warrants with the rights to purchase 153,000 shares of the Company's common stock (see Note 3).

NOTE 6- RELATED PARTY TRANSACTIONS

         The Company and CRC are party to a separate consulting and management agreement dated December 11, 1992, as amended, whereby CRC provides consulting and technical services to the Company in connection with the planning and development of the riverboat facility and management of the casino operations. CRC receives an annual management fee of 2% of gross revenues, plus 5% of total operating income, as such terms are defined in the agreement. The term of the agreement is ten years from the commencement of casino operations, renewable for an additional ten years at the option of CRC. CRC entered into a separate agreement with three individual shareholders whereby the three individual shareholders receive half of the fee of 5% of total operating income. The amount earned by CRC under the management agreement and expensed for management fees by the Company was $2,195,000, $2,214,000 and $2,567,000 for the years ended November 30, 1998, 1997 and 1996, respectively. Of the amount earned and expensed, $165,000 and $157,000 was payable and included in current liabilities at November 30, 1998 and 1997, respectively.

NOTE 7-COMMITMENTS AND CONTINGENCIES

LEGAL MATTERS

         At November 30, 1993, the Company was involved in a dispute regarding consulting services. Although a formal demand had not been made to the Company, management believed the dispute could lead to litigation and accrued $1,700,000 for the estimated cost of resolution. The Company settled litigation related to this dispute on May 12, 1998. As a result of the settlement, the Company has recognized a net reduction of $400,000 within selling, general and administrative expenses in the year ended November 30, 1998.

         On September 15, 1998, the Louisiana Gaming Control Board (the "Louisiana Board") approved a mutually satisfactory resolution to a regulatory inquiry relating to a 1994 stock ownership issue whereby the Company agreed to reimburse the Riverboat Gaming Enforcement Division of the State Police $50,000, constituting their costs and expenses of conducting the investigation, and to pay a fine of $200,000. The Company was reimbursed by CRC, the Company's majority shareholder, in the amount of $250,000.

         The Company is also involved in other legal proceedings. In the opinion of management, the resolution of these matters will not have a material effect on the financial statements or the results of operations of the Company.

LEASE AGREEMENTS

         The Company has an operating lease agreement for property on which the Company constructed the riverboat facility and parking facility. The initial lease term is ten years beginning January 1994. The terms of the lease include payment of minimum monthly rent of $7,500 through October 1, 1994, increasing to the greater of $33,333 or 1.25% of the gross revenue for the remainder of the lease term. The Company subsequently entered into an amendment to the lease agreement to lease an additional parcel of land from the lessor. The Company prepaid rent of $1,755,707 for this additional property. The prepaid rent is being amortized over the initial lease term.

         The Company has the option to purchase the entire site on or after fifteen years for the then appraised value of the original site, excluding improvements. The Company also leases a total of approximately 81,600 square feet for general warehousing, office use and employee parking pursuant to two separate two-year leases. The rents are $7,476 per month for one lease and $8,190 per month for the other. Each lease is a triple net lease, has two two-year renewal options and grants the Company a right of first refusal to purchase the properties. The Company has agreed, subject to due diligence, to purchase such properties for $1.4 million, for a purchase money note and mortgage to be held by the seller of the properties.

         Rental expense for the years ended November 30, 1998, 1997 and 1996 was $1,266,000, $1,216,000 and $1,316,000, respectively. Rental expense for the years ended November 30, 1998, 1997 and 1996 includes $509,000, $464,000 and
$574,000, respectively, of contingent rental payments above the monthly minimum rent with respect to the land lease for the riverboat and parking facilities. Future minimum lease payments for all leases with non-cancelable terms in excess of one year are as follows:

                           YEAR ENDING
                           NOVEMBER 30,
                           ------------
                           1999                                $   588,000
                           2000                                    557,000
                           2001                                    400,000
                           2002                                    400,000
                           2003                                    400,000
                           Thereafter                               33,000
                                                              -------------
                           Total                               $ 2,378,000
                                                              =============

RELICENSING

         Riverboat gaming licenses in Louisiana are issued for an initial five-year term with annual renewals thereafter. The Company's original five-year gaming license for the Casino Rouge is up for renewal in July 1999. Each of the Company and its officers, directors, managers, principal shareholders and their officers and directors and key gaming employees will be subject to strict scrutiny and full suitability and approval by the Louisiana Board in connection with the Company's renewal application. The factors that the Louisiana Board has stated it will consider, among others, in order to renew the Company's license, include the Company's compliance with all the requirements of the Louisiana Riverboat Economic Development and Gaming Control Act (the "Louisiana Act"), the approval of various systems and procedures, the demonstration of good character (including an examination of criminal and civil records) and methods of business practice. The Louisiana Board may also seek to impose, as a condition of the license renewal, certain Louisiana, minority and female employment and procurement goals. The Company believes it will be successful in receiving a renewal of its license from the Louisiana Board, but no assurance can be given as to whether or when the license will be extended, or the extent of any restrictions that may be imposed as a condition to the issuance thereof. The loss, suspension or failure to obtain a renewal of such license would have a material adverse effect on the Company.

NOTE 8- INCOME TAXES

         The provision for income taxes attributable to continuing operations is comprised of the following:

                                                 YEAR ENDED NOVEMBER 30,
                                    --------------------------------------------------
                                            1998              1997            1996
                                    ----------------  ----------------  --------------
Current tax expense:
Federal                                 $   271,000       $   720,000     $ 1,478,000
State                                         2,000           (70,000)        185,000
                                    ----------------  ----------------  --------------
Total current tax expense                   273,000           650,000       1,663,000
Deferred tax provision (benefit)          1,393,000         1,395,000        (323,000)
                                    ----------------  ----------------  --------------
Total provision for income taxes        $ 1,666,000       $ 2,045,000     $ 1,340,000
                                    ================  ================  ==============

         The following is a summary of the components of the provision (benefit) for deferred income taxes:

                                                                     YEAR ENDED NOVEMBER 30,
                                                        --------------------------------------------------
                                                                1998              1997            1996
                                                        ----------------  ----------------  --------------
Depreciation                                                $   434,000       $ 1,191,000     $ 1,801,000
Amortization of deferred pre-opening costs                      602,000           602,000         602,000
Alternative minimum tax credit carry forward                   (371,000)         (358,000)       (408,000)
Accrued litigation costs                                        663,000                 -         213,000
Other, net                                                       65,000           (40,000)       (132,000)
                                                        ----------------  ----------------  --------------
Provision for deferred income taxes                           1,393,000         1,395,000       2,076,000
Release valuation allowance                                           -                 -      (2,399,000)
                                                        ----------------  ----------------  --------------
Total provision (benefit) for deferred income taxes         $ 1,393,000       $ 1,395,000     $  (323,000)
                                                        ================  ================  ==============

         The difference between the taxes provided for continuing operations at the United States federal statutory rate and the Company's actual tax provision is reconciled below for the year ended November 30:

                                                                       YEAR ENDED NOVEMBER 30,
                                                        --------------------------------------------------
                                                                1998              1997            1996
                                                        ----------------  ----------------  --------------
Taxes provided at statutory rate                            $ 1,478,000        $1,888,000     $ 2,939,000
State tax expense, net of federal benefit                       217,000           278,000         432,000
Release of valuation allowance                                        -                 -      (2,399,000)
Nondeductible lobbying costs                                          -                 -         366,000
Other, net                                                      (29,000)         (121,000)          2,000
                                                        ----------------  ----------------  --------------
Total provision for income taxes                            $ 1,666,000        $2,045,000     $ 1,340,000
                                                        ================  ================  ==============

         The approximate effect of temporary differences and carryforwards that give rise to deferred tax balances at November 30 were as follows:

                                                                       YEAR ENDED NOVEMBER 30,
                                                        --------------------------------------------------
                                                                 1998              1997            1996
                                                        ----------------  ----------------  --------------
Deferred pre-openingcosts                                   $   602,000       $   602,000     $   602,000
Accrued litigation costs                                              -           663,000         663,000
Alternative minimum tax credit carry forward                    414,000           306,000         526,000
Other, net                                                      450,000           480,000         450,000
                                                        ----------------  ----------------  --------------
Current deferred tax asset                                  $ 1,466,000       $ 2,051,000     $ 2,241,000
                                                        ================  ================  ==============

Depreciation                                                $(4,084,000)      $(3,650,000)    $(2,459,000)
Deferred pre-opening costs                                       50,000           653,000       1,255,000
Alternative minimum tax credit carry forward                  1,064,000           801,000         223,000
Other, net                                                      (24,000)           10,000               -
                                                        ----------------  ----------------  --------------
Noncurrent deferred tax liability                           $(2,994,000)      $(2,186,000)    $  (981,000)
                                                        ================  ================  ==============

         In accordance with SFAS 109, the Company recorded a valuation allowance for a portion of the deferred tax asset at November 30, 1995 because of uncertainty regarding the realization of the related tax benefits. The net decrease in the valuation allowance of $2,399,000 from November 30, 1995 to November 30, 1996 was due to realization of future tax benefits.

         The Company has approximately $182,000 of general business credits generated by the work opportunity credit and the employee tips credit that are scheduled to expire in the year ending November 30, 2012. The Company has not recorded a benefit for the credits because of uncertainty regarding the use of the credits.





NOTE 9-DIVIDENDS

         On March 18 and July 1, 1998 the Board of Directors declared a dividend of $1.057515 and $0.70, respectively, per share of common stock and an equivalent distribution per common stock warrant, payable to the holders of record on March 27 and July 1, 1998, respectively. Aggregate payments of $1,201,000 and $795,000 were disbursed on March 30 and July 2, 1998, respectively.

         On March 26, 1997 the Board of Directors declared a dividend of $0.424377 per share of common stock and an equal distribution per common stock warrant. An aggregate payment of $482,000 was paid on March 28, 1997 to holders of record on March 26, 1997.

         On March 27, July 29 and October 15, 1996 the Board of Directors declared a dividend of $1.587450, $1.610345 and $0.618080, respectively, per share of common stock and an equal distribution per common stock warrant, payable to the holders of record on March 27, July 29 and October 15, 1996, respectively. Aggregate payments of $1,803,000, $1,829,000 and $702,000 were disbursed on March 28, July 31 and October 18, 1996, respectively.

NOTE 10- EMPLOYEE BENEFIT PLAN

         In January 1996, the Company established a defined contribution plan (the "Plan") for all employees, qualified under Section 401(k) of the Internal Revenue Code. The Plan was terminated June 30, 1997, and plan assets and participant amounts were transferred to the Carnival Resorts and Casinos 401K Plan-Casino Rouge (the "CRC Plan") effective July 1, 1997 at their then current value. The provisions of the CRC Plan are substantially the same as those of the Plan. Contributions to the plans by the Company are based on the participants' contributions. For the years ended November 30, 1998, 1997 and 1996, the Company contributed $114,000, $129,000 and $134,000, respectively. The Company paid certain expenses associated with plan administration.

         Effective December 1, 1998, the Company adopted a non-qualified deferred compensation arrangement for employees earning in excess of $80,000.

NOTE 11-SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                                     QUARTER
                                                            ---------------------------------------------------------
                                                                FIRST      SECOND     THIRD      FOURTH       TOTAL
                                                            ---------------------------------------------------------
                                                                     (in thousands, except per share data)
Fiscal 1998:
Income assigned to common shareholders                          $  484     $1,080     $  148     $  813       $2,525
Basic earnings per share (Note 5)                               $ 0.49     $ 1.10     $ 0.15     $ 0.83       $ 2.57
Diluted earnings per share (Note 5)                             $ 0.43     $ 1.09     $ 0.15     $ 0.72       $ 2.46

Fiscal 1997:
Income (loss) assigned to common shareholders                   $1,073     $1,260     $  996     $  (19)      $3,310
Basic earnings (loss) per share (Note 5)                        $ 1.09     $ 1.28     $ 1.01     $(0.01)      $ 3.37
Diluted earnings (loss) per share (Note 5)                      $ 0.94     $ 1.17     $ 0.88     $(0.02)      $ 2.97

Fiscal 1996:
Income (loss) assigned to common shareholders                   $2,601     $3,131     $1,124     $ (269)      $6,587
Basic earnings (loss) per share (Note 5)                        $ 2.65     $ 3.19     $ 1.14     $(0.28)      $ 6.70
Diluted earnings (loss) per share (Note 5)                      $ 2.29     $ 2.97     $ 1.14     $(0.28)      $ 6.31

NOTE 12- SUBSEQUENT EVENTS

1999 NOTES

         On January 27,1999, the Company issued in a private placement the 1999 Notes with interest due semi-annually beginning June 1, 1999. The Company used the proceeds to defease and redeem the 1998 Notes and for general corporate purposes.

         The 1999 Notes are secured by substantially all of the Company's assets, other than certain excluded assets. The indenture dated as of January 27, 1999 (the "1999 Indenture") includes certain covenants which limit the ability of the Company and its restricted subsidiaries, subject to certain exceptions, to: (i) incur additional indebtedness; (ii) pay dividends or other distributions, repurchase capital stock or other equity interest or subordinated indebtedness; (iii) enter into certain transactions with affiliates; (iv) create certain liens or sell certain assets; and (v) enter into certain mergers and consolidations

         Under the terms of the 1999 Indenture, after December 1, 2002, the Company may, at its option, redeem all or some of the notes at a premium that will decrease over time from 105.5% to 100% of their face amount, plus interest. Prior to December 1, 2001, if the Company publicly offers certain equity securities the Company may, at its option, apply certain of the net proceeds from those transactions to the redemption of up to one-third of the principal amount of the notes at 111% of their face amount, plus interest. If the Company goes through a change in control, it must give holders of the notes the opportunity to sell their notes to the Company at 101% of their face amount, plus interest.

CRC MERGER

         On February 17, 1999, CRC announced that it had signed a definitive agreement to merge with Jackpot Enterprises, Inc. (NYSE:J), which presently operates one of the largest gaming machine route operations in Nevada aggregating approximately 4,300 gaming machines at approximately 400 locations. Gaming machine route operations include the operation of machines at retail stores (supermarkets, drug stores, merchandise stores, merchandise stores and convenience stores), bars and restaurants. If the merger were consummated, Jackpot Enterprises, Inc., as a successor to CRC, would succeed to CRC's ownership interest of the company, and responsibility for handling all aspects of the Casino Rouge's management. There are no assurances, however, when such merger will be consummated, if ever.

REDEEMABLE COMMON STOCK WARRANTS

         On March 1, 1999, the Company received valuations from the two investment banking firms (see Note 3). Based upon the average of the values determined by the investment banking firms the Company will pay $3,750,000 to the holders of 138,900 warrants who exercised their put rights. The holders of the remaining 14,100 warrants elected to exercise their rights to purchase an equal number of shares of the Company's common stock at a price per share of $.01.

                                   $55,000,000

                                LOUISIANA CASINO
                                  CRUISES, INC.

                   11% SERIES B SENIOR SECURED NOTES DUE 2005

                                TABLE OF CONTENTS

                                                                  PAGE
                                                                  ----
Summary..............................................................1
Risk Factors.........................................................7
The Exchange Offer..................................................12
Use of Proceeds.....................................................20
Capitalization......................................................20
Selected Financial Information......................................21
Management's Discussion and Analysis of
  Financial Condition and Results of Operations.....................23
Business............................................................28
Regulatory Matters..................................................33
Management..........................................................37
Principal Shareholders..............................................39
Certain Relationships and Related Transactions......................40
Description of Notes................................................42
Plan of Distribution................................................67
Legal Matters.......................................................67
Independent Accountants.............................................67
Index to Financial Statements......................................F-1

      We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this Prospectus. You must not rely on unauthorized information or representations.

                            -------------------------
                                   PROSPECTUS
                            -------------------------

                            __________________, 1999

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 12.83 of the Louisiana Business Corporation Law authorizes a corporation to indemnify any director, officer, employee or agent of a corporation, if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. To the extent that such person has been successful on the merits or otherwise in defense of any claim, issue or matter therein, he shall be indemnified by the corporation. A corporation may also procure or maintain insurance or other similar arrangement on behalf of any such person.

ITEM 21.          EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

The following documents are filed as exhibits to this Registration Statement.

 3.1     Articles of Incorporation of Louisiana Casino Cruises, Inc. (Incorporated by reference to the Annual Report of
         Louisiana Casino Cruises, Inc. for the fiscal year ended November 30, 1998.)
 3.2     Bylaws of Louisiana Casino Cruises, Inc. (Incorporated by reference to the Annual Report of Louisiana Casino
         Cruises, Inc. for the fiscal year ended November 30, 1998.)
 4.1     Indenture, dated as of January 27, 1999, between Louisiana Casino
         Cruises, Inc. and U.S. Bank Trust National Association, as trustee.
         (Incorporated by reference to the Annual Report of Louisiana Casino
         Cruises, Inc. for the fiscal year ended November 30, 1998.)
 4.2     Registration Rights Agreement, dated as of January 27, 1999, by and among Louisiana Casino Cruises, Inc. and
         Jefferies & Company, Inc. (Incorporated by reference to the Annual Report of Louisiana Casino Cruises, Inc. for the
         fiscal year ended November 30, 1998.)
 5.1     Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
10.1     Shareholder Agreement, dated October 8, 1993, among Louisiana Casino Cruises, Inc., Jerry L. Bayles, Dan S.
         Meadows, Thomas L. Meehan, Leon R. Tarver II and CSMC- Management Services, Inc., as amended.  (Incorporated by reference to the Registration Statement on Form S-4 of Louisiana Casino Cruises, Inc. (File No. 33-73536).)
10.2     Ground Lease Agreement between Louisiana Casino Cruises, Inc. and Capital Lake Properties, Inc., dated June 16,
         1993, as amended.  (Incorporated by reference to the Registration Statement on Form S-4 of Louisiana Casino Cruises,
         Inc. (File No. 33-73536).)
10.3     Lease Agreement, dated July 29, 1994 between Anvil Realty, Inc. and Louisiana Casino Cruises, Inc.  (Incorporated
         by reference to the Annual Report of Louisiana Casino Cruises, Inc. for the fiscal year ended November 30, 1994.)
10.4     Lease Agreement, dated July 29, 1994, between Anvil Realty, Inc. and  Louisiana Casino Cruises, Inc.  (Incorporated
         by reference to the Annual Report of Louisiana Casino Cruises, Inc. for the fiscal year ended November 30, 1994.)
10.5     Mortgage, Leasehold Mortgage, Assignment of Rents, Fixture Filing, Security Agreement and Financing Statement,
         dated January 27, 1999, by and between  Louisiana Casino Cruises, Inc. and U.S. Bank Trust National Association,
         as Trustee.  (Incorporated by reference to the Annual Report of Louisiana Casino Cruises, Inc. for the fiscal year ended November 30, 1998.)
10.6     First Preferred Ship Mortgage, dated January 27, 1999, by and between  Louisiana Casino Cruises, Inc. and U.S. Bank
         Trust National Association, as Trustee.  (Incorporated by reference to the Annual Report of Louisiana Casino Cruises,
         Inc. for the fiscal year ended November 30, 1998.)
10.7     Security Agreement dated January 27, 1999, by and between  Louisiana Casino Cruises, Inc. and U.S. Bank Trust
         National Association, as Trustee.  (Incorporated by reference to the Annual Report of Louisiana Casino Cruises, Inc.
         for the fiscal year ended November 30, 1998.)
12.1     Statement Regarding Computation of Ratio of Earnings to Fixed Charges.
23.1     Consent of PricewaterhouseCoopers LLP.
23.2     Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in Exhibit 5.1 above).
24.1     Power of Attorney (included on Signature Page of this Registration Statement)
25.1     Form T-1 Statement of Eligibility of Trustee.
99.1     Form of Letter of Transmittal and Notice of Guaranteed Delivery of Notes.

ITEM 22.          UNDERTAKINGS.

         The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

         The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "Act");

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

         The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Miami, State of Florida, on March 24, 1999.

                               LOUISIANA CASINO CRUISES, INC.

                               /s/ W. PETER TEMLING
                               -------------------------------------------------
                               W. Peter Temling
                               Chief Financial Officer, Secretary and Treasurer

                                POWER OF ATTORNEY

         The undersigned directors and officers of Louisiana Casinos Cruises, Inc. hereby constitute and appoint Dan S. Meadows and W. Peter Temling and each of them with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below this Registration Statement on Form S-4 and any and all amendments thereto and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm all that such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                                   TITLE                                       DATE
---------                                   -----                                       ----
/s/ SHERWOOD M. WEISER                      Chairman of the Board of Directors          March 24, 1999
------------------------------------------
Sherwood M. Weiser

/s/ DAN S. MEADOWS                          President and Vice Chairman of the          March 24, 1999
------------------------------------------  Board of Directors
Dan S. Meadows                              (Principal Executive Officer)

/s/ W. PETER TEMLING                        Chief Financial Officer, Secretary,         March 24, 1999
------------------------------------------  Treasurer and Director (Principal
W. Peter Temling                            Financial Officer and Principal
                                            Accounting Officer)

/s/ THOMAS L. MEEHAN                        Director                                    March 24, 1999
------------------------------------------
Thomas L. Meehan

/s/ LEON R. TARVER II                       Director                                    March 24, 1999
------------------------------------------
Leon R. Tarver II

                                 EXHIBIT INDEX

EXHIBIT                DESCRIPTION
-------                -----------
  5.1          Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson,
               P.A.
 12.1          Statement Regarding Computation of Ratio of Earnings to Fixed
               Charges.
 23.1          Consent of PricewaterhouseCoopers LLP.
 25.1          Form T-1 Statement of Eligibility of Trustee.
 99.1 Form of Letter of Transmittal and Notice of Guaranteed Delivery of Notes.